As filed with the Securities and Exchange Commission on 10 August 2017

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY

(Name of Registrant)

12 Arthur Street,

London EC4R 9AQ, England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X          Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K is hereby incorporated by reference, in its entirety, into Prudential Public Limited Company’s registration statement on Form F-3 (File No. 333-199148).

As used in this document, unless the content otherwise requires; the terms ‘Prudential’, the ‘Group’, ‘we’, ‘us’ and ‘our’ each refer to Prudential plc, together with its subsidiaries, while the terms ‘Prudential plc’, ‘the ‘Company’ and the ‘parent company’ each refer to ‘Prudential plc’.

Limitations on Enforcement of US Laws against Prudential plc, its Management and Others

Prudential plc is a public limited company incorporated and registered in England and Wales. Most of its directors and executive officers are resident outside the United States, and a substantial portion of its assets and the assets of such persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them or Prudential plc in US courts judgements obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there may be doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of US courts, of liabilities predicated solely upon the federal securities laws of the United States.

Selected Historical Financial Information of Prudential

The following table sets forth Prudential’s selected consolidated financial data for the periods indicated. Certain data is derived from Prudential’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the European Union (‘EU’). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 30 June 2017, there were no unendorsed standards effective for the periods presented below which impact the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, the selected consolidated financial data presented below is derived from Prudential’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. This table is only a summary and should be read in conjunction with Prudential’s unaudited condensed consolidated interim financial statements and the related notes included in this document, together with the ‘Summary of Operating and Financial Review and Prospects’ section below.

	Six Months Ended 30 June
	2017(1)	2017	2016
	(In $ Millions)	(In £ Millions)	(In £ Millions)
Income statement data
Earned premiums, net of reinsurance	27,496	21,158	17,394
Investment returns	26,807	20,629	17,062
Other income	1,587	1,222	1,085
Total revenue, net of reinsurance	55,890	43,009	35,541
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(46,057)	(35,442)	(30,939)
Acquisition costs and other expenditure	(6,926)	(5,330)	(3,563)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(281)	(216)	(169)
Disposal of Korea life business:
Cumulative exchange loss recycled from other comprehensive income	79	61	-
Remeasurement adjustments	6	5	-
Total charges, net of reinsurance	(53,179)	(40,922)	(34,671)
Share of profits from joint ventures and associates, net of related tax	156	120	86
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)(2)	2,867	2,207	956
Tax charge attributable to policyholders’ returns	(510)	(393)	(292)
Profit before tax attributable to shareholders	2,357	1,814	664
Tax (charge) credit attributable to shareholders’ returns	(401)	(309)	23
Profit for the period attributable to equity holders of the Company	1,956	1,505	687

	Six Months Ended 30 June
	2017(1)	2017	2016
Other data
Based on profit for the period attributable to the Prudential’s equity holders:
Basic earnings per share	76.3 ¢	58.7p	26.9p
Diluted earnings per share	76.2 ¢	58.6p	26.8p
Dividend per share paid in reporting period:
Second interim dividend for prior year(5)	39.73 ¢	30.57	26.47p
Equivalent cents per share(6)		39.80¢	38.42¢
Special dividend for prior year(5)	-	-	10.00p
Equivalent cents per share(6)		-	14.51¢
Market price per share at end of period(7)	2288 ¢	1761p	1257p
Weighted average number of shares (in millions)		2,565	2,558

	As at 30 June		As at 31 December
	2017(1) (In $ Millions)	2017 (In £ Millions)	2016 (In £ Millions)
Statement of financial position data
Total assets	625,228	481,130	470,498
Total policyholder liabilities and unallocated surplus of with-profits funds	538,084	414,070	403,313
Core structural borrowings of shareholder-financed operations	8,595	6,614	6,798
Total liabilities	605,151	465,680	455,831
Total equity	20,077	15,450	14,667

	As of and for the Six Months Ended 30 June
	2017(1) (In $ Millions)	2017 (In £ Millions)	2016 (In £ Millions)
Other data
New business:
Single premium sales(3)	22,071	16,984	13,755
New regular premium sales(3)(4)	2,503	1,926	1,604
Funds under management	825,053	634,900	562,300

(1)	Amounts stated in US dollars in the half year 2017 column have been translated from pounds sterling at the rate of $1.2995 per £1.00 (the noon buying rate in New York City on 30 June 2017).

(2)	This measure is the formal profit before tax measure under IFRS but is not the result attributable to shareholders.

(3)	The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders (see ‘EEV basis, new business results and free surplus generation’ below). The amounts shown are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. Internal vesting business is classified as new business where the contracts include an open market option.

The details shown above for new business include contributions for contracts that are classified under IFRS 4 ‘Insurance Contracts’ as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and guaranteed investment contracts and similar funding agreements written in US operations.

The new business premiums shown above, including the comparative figures, exclude the new business premiums from the sold Korea life business, the sale of which was completed in May 2017.

(4)	New regular premium sales are reported on an annualised basis, which represents a full year of instalments in respect of regular premiums irrespective of the actual payments made during the period.

(5)	Under IFRS, dividends declared or approved after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes dividend in respect of the prior year that was declared or approved after the balance sheet date of the prior reporting period. The parent company dividend relating to the reporting period was a first interim dividend of 14.50p per share, as against an interim dividend of 12.93p per share for the first half of 2016.

(6)	The dividend per share has been translated into US dollars at the noon buying rate in New York City on the date each payment was made.

(7)	Market prices presented are the closing prices of the shares on the London Stock Exchange on the last day of trading for each indicated period.

Forward-Looking Statements

This document may contain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations and including, without limitation, statements containing the words ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, ‘estimates’, ‘projects’, ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential’s actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK’s decision to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or ‘G-SII’; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential’s business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal projects and other strategic actions failing to meet their objectives; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the ‘Risk Factors’ heading in this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Prudential Regulation Authority and Financial Conduct Authority or other regulatory authorities, as well as in its annual report and accounts to shareholders, proxy statements, offering circulars, registration statements, prospectuses and, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the ‘Risk Factors’ heading of this document. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business.

Summary of Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with Prudential’s unaudited condensed consolidated interim financial statements and the related notes for the period ended 30 June 2017 included in this document. The critical accounting policies which have been applied to these statements are discussed in the section below entitled ‘– IFRS Critical Accounting Policies’.

The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors (including those discussed in the ‘Risk Factors’ section of this document). See also the discussion under the heading ‘Forward-looking statements’ above.

Introduction and Overview

In the first half of 2017, Prudential continued to provide a broad range of financial products and services, primarily to the retail market. Prudential’s principal operations continue to be in Asia, the United States and the United Kingdom. The accounting policies applied by Prudential in determining the IFRS basis results reflected in Prudential’s unaudited condensed consolidated interim financial statements for the period ended 30 June 2017 are the same as those previously adopted in Prudential’s consolidated financial statements for the year ended 31 December 2016.

Currency volatility

Despite the uncertainty caused by the outcome of the general election in the UK, sterling has strengthened slightly against most of the currencies in our major international markets since the beginning of the year. However, average sterling exchange rates in the first half of 2017 were significantly lower than in the same period in 2016, contributing to a positive effect on the translation of our non-sterling operations.

In 2014 we adopted the approach of evaluating the financial performance of the Group by presenting percentage growth rates before the impact of the fluctuations in the value of sterling against local currencies in the US and Asia. In a period of currency volatility this approach allows a more meaningful assessment of underlying performance trends. This is because our businesses in the US and Asia receive premiums and pay claims in local currencies and are, therefore, not exposed to any cross-currency trading effects. To maintain comparability in the discussion below the same basis has been applied. Growth rates based on actual exchange rates are also shown in the financial tables presented in this report. Consistent with previous reporting periods, the assets and liabilities of our overseas businesses are translated at period-end exchange rates so the effect of currency movements has been fully incorporated within reported shareholders’ equity.

The table below explains how the Group’s profit before tax on an IFRS basis reconciles to profit before tax and the supplementary analysis of operating profit based on longer-term investment returns. Further explanation on the determination of operating profit based on longer-term investment returns is provided in the “Basis of Performance Measures” section. Further explanation on non-operating items is provided in the sub-section “IFRS non-operating items”. The table presents the half year 2016 results on both an actual exchange rate and constant exchange rate basis so as to eliminate the impact of exchange translation. Actual Exchange Rates (AER) are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. Constant Exchange Rates (CER) results are calculated by translating prior period results using the current period foreign exchange rate i.e. current period average rates for the income statement and current period closing rates for the balance sheet. Further discussion on currency volatility and the use of constant exchange rates to discuss the performance of our businesses is provided in the ‘Reconciliation of total profit by business segment and geography to IFRS operating profit based on longer-term investment returns’ section of this document.

IFRS Profit

	Actual Exchange Rate			Constant Exchange Rate
	2017 £m	2016 £m	Change	2016 £m	Change
	Half year	Half year	%	Half year	%
Profit after tax for the period attributable to shareholders	1,505	687	119%	720	109%
Tax attributable to shareholders’ returns	309	(23)	n/a	(43)	n/a
Profit before tax attributable to shareholders	1,814	664	173%	677	168%
Non-operating items:
Losses/(gains) from short-term fluctuations in investment returns	573	1,385	(59)%	1,580	(64)%
Other non-operating expense/(income)	32	35	(9)%	39	(18)%
Cumulative exchange (gain) on the sold Korea life business recycled from other comprehensive income	(61)	-	n/a	-	n/a
Profit attaching to the held for sale Korea life business	-	(40)	n/a	(47)	n/a
	544	1,380	(61)%	1,572	(65)%
Operating profit before tax based on longer-term investment returns(i),(ii)	2,358	2,044	15%	2,249	5%
Analysed into:
Insurance operations:
Asia	870	667	30%	752	16%
US	1,079	888	22%	1,010	7%
UK	497	492	1%	492	1%
Asset management:
M&G	248	225	10%	225	10%
Prudential Capital	6	13	(54)%	13	(54)%
Eastspring Investments	83	61	36%	69	20%
US	(6)	(12)	50%	(13)	54%
Other income and expenditure	(419)	(290)	(44)%	(299)	(40)%
Operating profit before tax based on longer-term investment returns(i),(ii)	2,358	2,044	15%	2,249	5%
(i)	Operating profit before tax based on longer-term investment returns for half year 2016 includes £43 million in relation to interest received from tax settlement.
(ii)	Following its sale in May 2017, the operating results exclude the contribution of the Korea life business. All comparative results have been similarly adjusted.

In the remainder of this section every time we comment on the performance of our businesses, (except with respect to cash remittances), we focus on their performance measured in local currency (presented here by reference to percentage growth expressed at constant exchange rates) unless otherwise stated. In each such case, the performance of our businesses in actual exchange rate terms was explained by the same factors discussed in the comments below and the impact of currency movements implicit in the CER data.

Overview

Profit after tax for half year 2017 was £1,505 million compared to a profit of £687 million in the first half of 2016 (on an actual exchange rate basis). The increase reflects the movement in profit before tax attributable to shareholders, which increased from a profit before tax of £664 million in half year 2016 (on an actual exchange rate basis) to a profit of £1,814 million in half year 2017, partially offset by an increase in the tax charge attributable to shareholders’ returns from a tax credit of £23 million in half year 2016 (on an actual exchange rate basis) to a tax charge of £309 million in half year 2017.

On an actual exchange rate basis, the increase in the total profit before tax attributable to shareholders from £664 million in half year 2016 to £1,814 million in half year 2017 reflects an improvement in operating profit based on longer-term investment returns of £314 million or 15 per cent, which was further improved by a favourable change in non-operating items of £836 million, from a loss of £1,380 million to a loss of £544 million. The improvement of £314 million in total operating profit based on longer-term investment returns on an actual exchange rate basis reflects an increase in Asia (from £728 million to £953 million), the US (from £876 million to £1,073 million), the UK insurance operations (from £492 million to £497 million) and M&G (from £225 million to £248 million), partially offset by a decrease in Prudential Capital’s operating profit based on longer-term investment returns (from £13 million to £6 million) and an increase in loss from other income and expenditure (from a loss of £290 million to £419 million). The increase of £314 million or 15 per cent in total operating profit based on longer-term investments includes a positive exchange translation impact of £205 million. Excluding the currency volatility, on a constant exchange rate basis, total operating profit based on longer-term investment returns increased from £2,249 million to £2,358 million.

In the first half of 2017, the performance of the Group has been underpinned by the successful execution of our strategy, driven by the strength of our capabilities and the quality of our products.

Prudential helps to remove uncertainty from the most significant financial moments in the lives of our customers. We provide financial protection against unexpected events such as the diagnosis of critical illness or the loss of a loved one, the opportunity to turn savings into reliable retirement income and the ability to look to the future with confidence. At the same time, we put our customers’ money to work by investing in the real economy, fuelling growth and improving the quality of people’s lives in the communities in which we work.

Our strategy is focused on markets where the opportunities for us are strongest. In each of these markets, we are developing our product range and improving our distribution and technological capabilities in order to meet the needs of customers as fully as we can.

On 10 August 2017, we announced an important step forward for our UK businesses. We are combining M&G and Prudential UK & Europe to create a savings and investments business focused on meeting growing customer demand for comprehensive financial solutions. Combining these businesses will allow us to better leverage our considerable scale and capabilities. This will enable us to increase our growth prospects by providing better outcomes for our millions of customers.

Our first half financial performance

We have continued to make progress in the first half, building on the positive business momentum seen in the second half of 2016.

Our life businesses in Asia remain the key driver of growth for the Group, with a double-digit increase in our profitability, capital generation and cash metrics, as we continue to build out our capabilities and increase our scale across the region. We have also seen a positive performance from our asset management operations, with combined net inflows1 from external clients at record levels for the period. In our UK life business, consumer appetite for our distinctive PruFund product proposition is supporting high levels of growth in new business sales, while in the US Jackson continues to outperform its peers in the variable annuity market2.

Group operating profit based on longer-term investment returns3 increased by 5 per cent4 (15 per cent on an actual exchange rate basis) to £2,358 million, reflecting growth in Asia, the US and in our UK asset management operations. IFRS operating profit continues to benefit from the recurring nature of our earnings and our focus on income from protection and fee business.

We announced objectives for 2017 at our investor conference in December 2013 in London on underlying free surplus generation16 at the Group level and in Asia and growth of Asia life and asset management pre-tax operating profit based on longer-term investment returns17. With the first half contribution, we have now exceeded the Group cumulative free surplus financial objective six months early. We remain on track to achieve our Asia objectives by the end of this year.

In Asia, the addition of long-term, high-quality new business is building scale in our in-force portfolio, which underpins growth and security in current and future earnings and cash generation. Operating profit based on longer-term investment returns3 in Asia increased by 16 per cent4 (up 31 per cent on an actual exchange rate basis). Our Asia-based asset manager, Eastspring, ended the period with total funds under management of £131 billion, 11 per cent higher on an actual exchange rate basis than at the start of the year.

In the US, Jackson’s variable annuity business continues to drive earnings, with operating profit based on longer-term investment returns3 in this product line increasing by 17 per cent (33 per cent on an actual exchange rate basis) on higher asset balances that reflect continued positive net flows and market appreciation. Our business was well prepared for the application of the Department of Labor reforms on 9 June and has maintained relationships with its key distribution partners. Although some uncertainty remains on the direction of the regulatory process, we continue to develop products and distribution that meet the needs and preferences of the market, backed by a distinctive value proposition that differentiates Jackson from its peers.

In the UK and Europe, M&G and our life operations are both securing significant business flows, driven by the strength of their product performance and market position. At M&G, institutional net inflows of £1.7 billion and record retail net inflows of £5.5 billion have contributed to period-end assets under management on behalf of external clients of £149 billion. Together with internal assets, M&G’s total assets under management have increased by 6 per cent to £281 billion since the end of 2016, resulting in a 10 per cent increase in operating profit based on longer-term investment returns3. In our UK life operations, growth is seen in flexible personal pensions, backed by the popular PruFund investment option.

We continue to operate with strong, conservatively managed cash and capital positions at both the Group and local levels. Cash remittances from our business units to the Group increased by 10 per cent to £1,230 million (2016: £1,118 million), with well-balanced contributions across all of our geographic regions. The Group’s shareholder Solvency II capital surplus5 was £12.9 billion at 30 June 2017, equating to cover of 202 per cent6.

Over the period IFRS shareholders’ funds increased by 5 per cent7 to £15.4 billion after taking into account profit after tax of £1,505 million (2016: £687 million on an actual exchange rate basis) and other movements including negative foreign exchange movements of £224 million.

A clear and consistent strategy

This performance demonstrates the success of our clear and consistent strategy, which is focused on three long-term opportunities in Asia, the US and the UK, each driven by a structural and growing demand for our products.

In Asia we offer products that meet the savings, health and protection needs of the region’s fast-growing and increasingly affluent middle class. Over the next five years, nearly 700 million people in Asia are expected to enter the middle class8, driving sustained and material growth in consumer demand. By 2020, the spending of the middle class in the Asia-Pacific region is expected to surpass that of the US and Europe combined8.

The rapidly increasing scale of the Asian middle class is creating a growing need for the financial savings and protection products we provide. Those needs are largely unmet today, with the protection gap in Asia estimated at $45 trillion9 and private health insurance in some areas accounting for less than a quarter of private healthcare spend10, while insurance penetration remains extremely low11. As a result, there is a clear market opportunity for our products in Asia.

The United States is the world’s largest retirement savings market, with 10,000 Americans retiring per day12, which is a significant opportunity for us as a provider of retirement products and income strategies. Consumers in the US express clear demand for an investment option through which they can grow their savings while protecting income. Our variable annuity products meet this need, making them attractive for people moving into retirement. More than $16 trillion is invested in adviser-distributed retirement assets in the US13, while variable annuities account for just $2 trillion14 of that amount, demonstrating the scale of the opportunity for us.

There is a similar demand from under-saved populations in Europe. In the United Kingdom the proportion of the population aged over 60 is expected to increase by 50 per cent over the next 20 years15. As in the US, the demand for risk-managed investments to fund retirement represents a significant area of growth for our business. Our new combined business, M&G Prudential, will leverage our scale, financial strength and capabilities to continue developing customer-focused solutions and thereby more fully address these needs.

Our customers and products

We address all three of these long-term opportunities through our close attention to the needs of our customers and by continually improving our products and capabilities to meet those needs.

In Asia, our broad-based portfolio of businesses continues to drive our progress. We remain focused on the quality of our execution in addressing distinct consumer needs and opportunities in each of our local markets. In Hong Kong, our track record of introducing innovative features to our range of health and savings products has established us as a leader in the growing critical illness protection segment, and in June we strengthened that track record with the launch of a new lump-sum health insurance policy providing whole of life cover against 75 early to late stage disease conditions. In mainland China, our long-term joint-venture partnership with CITIC is reaching more customers than ever, and China is now our third-largest contributor to new business sales in Asia. We are continuing to build the scale of our platform in China, through expansion of our bancassurance and agency distribution, and by launching in new cities such as Taizhou, our 72nd city, in Zhejiang province in July.

In Singapore, we have introduced more flexibility for customers buying private healthcare insurance with market-leading product options to encourage healthy living and help them better manage their healthcare budgets. We also introduced our first DNA-based health and nutrition programme in Singapore, following the successful launch in Hong Kong last year. In Indonesia, we launched a new medical rider, PRUprime healthcare, in February, followed by its syariah version in April. Designed to meet the needs of customers in a higher economic segment, it includes among its features worldwide coverage with emergency hospitalisation in the US and cashless admission at a network of Prudential partner hospitals in Indonesia, Singapore and Malaysia.

Eastspring continues to attract good levels of net inflows and in May won Asian Investor’s prestigious Asia Fund House of the Year award for the second time in three years. In June Eastspring became the first Asian investor to sign an agreement with International Finance Corporation, a member of the World Bank Group, committing US $500 million to a programme to fund infrastructure projects in emerging markets. This is an example of our commitment to the economies and communities of developing countries.

In the United States, we are continuing to develop our business to ensure that we capture the opportunity presented by the large numbers of Americans reaching retirement age in the next decade. As regulatory developments and industry trends introduce new areas of growth potential in variable annuities, for example in the fee-based advice market, we are adapting our product accordingly, while using our superior platform and distribution capabilities to drive speed-to-market. During the first half of 2017, we launched a fee-based version of our popular Elite Access product, filed a new fee-based version of our leading Perspective variable annuity and saw Jackson maintain relationships with its key distributors post the application of the Department of Labor’s fiduciary rule on 9 June. We remain well positioned to build on our strength in the US retirement market.

Our businesses in the UK are serving customers with needs similar to those of consumers in the US. At M&G, we are developing the breadth and the depth of our offering, designing products that align to the outcomes our customers are looking to achieve. Our strong track record of translating innovative investment strategies to commercial success distinguishes M&G from its peers. Our Global Floating Rate High Yield Fund is a clear example of this, offering customers participation in a rising rate environment through investment in high-yield floating-rate notes. Launched in September 2014, it attracted net inflows of £2,259 million in the first half of 2017 and now has assets under management of over £3.5 billion. We are also making good operational progress in our preparations for Brexit, including setting up a new legal structure and SICAV fund range in Luxembourg. These initiatives will ensure that customers retain access to our investment strategies and funds through the most appropriate structure for their needs.

Prudential UK & Europe is responding with agility to regulatory change and consumer preferences following the pensions freedoms introduced in 2015. The strength of our retail sales growth shows how the extension of our popular PruFund investment option to ISAs and retirement products, is meeting customers’ demand for proven investment capability and risk-managed solutions as they move towards the latter stages of accumulation and into retirement income. Our Retirement Account provides a flexible Personal Pension which allows customers to save through single or regular payments, transfer from another pension and take income flexibly, and has proven popular with customers, accumulating funds under management of £4.1 billion since its launch at the end of 2016.

Since 2014 we have also been offering our products to a new and growing middle class in Africa, and just last month we entered our fifth African market, Nigeria, building on our success in Ghana, Kenya, Uganda and Zambia. The conditions for growth in these markets are similar to those in Asia 20 years ago, and we are excited about the long-term outlook for our new businesses in the region.

Our capabilities

We continue to invest in our capabilities across the organisation. We are developing a range of digital innovations that will enable us to serve our customers at greater scale and speed, and we continue to invest in talent. In July, we welcomed Mark FitzPatrick to our executive team as Chief Financial Officer, succeeding Nic Nicandrou, who has taken over from Tony Wilkey as Chief Executive of PCA.

Our outlook – long-term growth

Our ability to serve the needs of consumers across the wide footprint of our target markets creates value for our customers and our shareholders. Our strategy is focused on markets where the need for our products is strong and growing, and we continue to develop our products and our capabilities to ensure that we access those opportunities to the fullest.

Global economic conditions remain uncertain and markets remain volatile. However, the strength of the underlying opportunities we are accessing, and our proven ability to innovate to create new products and develop our capabilities, along with our ongoing focus on risk management and the strength of our balance sheet leave us well positioned to continue to grow profitably into the future.

Notes:

1.	External net inflows exclude Asia Money Market Fund (MMF) net inflows of £499 million (2016: net inflows of £656 million on an actual exchange rate basis).
2.	©2017 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. 1Q 2017 Morningstar VA Report with Commentary.
3.	IFRS operating profit is management’s primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in the “Basis of Performance Measures” section.
4.	Following its sale in May 2017, the operating results exclude the contribution of the Korea life business. The half year 2016 comparative results have been similarly adjusted.
5.	The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus. The solvency positions include management’s estimate of transitional measures reflecting operating and market conditions at the valuation date. The estimated Group shareholder surplus would increase from £12.9 billion to £13.6 billion at 30 June 2017 if the approved regulatory transitional amount was applied instead.
6.	Before allowing for first interim dividend (31 December 2016: Second interim dividend).
7.	Comparable to 31 December 2016 on an actual exchange rate basis
8.	Brookings institution, the unprecedented expansion of the global middle class, 2017.
9.	Swiss Re, Mortality Protection Gap: Asia-Pacific, 2015.
10.	World Bank, Out-of-pocket health expenditure, 2014.
11.	OECD, Global insurance market trends, 2016
12.	Social Security Administration, Annual Performance Plan 2012.
13.	Cerulli Associates – US Advisor Metrics 2016.
14.	LIMRA/SRI U.S. Individual Annuities Executive Summary 1Q YTD 2017.
15.	UK Government Office for Science, Future of an ageing population, 2016.
16.	Underlying free surplus generated comprises underlying free surplus generated from long-term business (net of investment in new business) and that generated from asset management operations. Underlying free surplus is defined in the section “EEV Basis, New Business Results and Free Surplus Generation”.
17.	The objectives assume exchange rates at December 2013 and economic assumptions made by Prudential in calculating EEV basis supplementary information for the half year objectives ended 30 June 2013, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume the existing EEV, IFRS and Free Surplus methodology at December 2013 will be applicable over the period. In addition, following its sale in May 2017, the operating results exclude the contribution of the Korea life business and all comparative results have been similarly adjusted. The relevant 2017 objective (Asia IFRS operating profit) has been adjusted accordingly.

Financial Performance

IFRS Critical Accounting Policies

Prudential’s discussion and analysis of its financial condition and results of operations are based upon Prudential’s consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the EU. The Group’s policy for preparing this consolidated financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS that are applicable or available for early adoption for the next annual financial statements and other policy improvements. EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 30 June 2017, there were no unendorsed standards effective for the period ended 30 June 2017 which impact the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, Prudential’s financial information for the period ended 30 June 2017 is prepared in accordance with IFRS as issued by the IASB. Prudential adopts mandatory requirements of new or altered EU-adopted IFRS standards when required, and may consider earlier adoption where permitted and appropriate in the circumstances.

The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, and revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets.

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and potentially give rise to different results under different assumptions and conditions.

Prudential’s critical accounting policies and the critical aspects of its estimates and judgements in determining the measurement of the Group’s assets and liabilities are further discussed “IFRS Critical Accounting Policies” of the Group’s 2016 annual report on Form 20-F. In preparing the unaudited condensed consolidated interim financial statements included elsewhere in this document, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were for the same items as those described therein, which are:

•	Classification of insurance and investment contracts;
•	Measurement of policyholder liabilities;
•	Measurement of deferred acquisition costs;
•	Determination of fair value of financial investments; and
•	Determining impairment related to financial assets.

Summary Consolidated Results and Basis of Preparation of Analysis

The following table shows Prudential’s consolidated total profit on an actual exchange rate basis for the periods indicated.

	2017 £m	2016 £m
	Half year	Half year
Total revenue, net of reinsurance	43,009	35,541
Total charges, net of reinsurance	(40,922)	(34,671)
Share of profits from joint ventures and associates, net of related tax	120	86
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*	2,207	956
Less tax charge attributable to policyholders’ returns	(393)	(292)
Profit before tax attributable to shareholders	1,814	664
Total tax charge attributable to policyholders and shareholders	(702)	(269)
Adjustment to remove tax charge attributable to policyholders’ returns	393	292
Tax (charge)/credit attributable to shareholders’ returns	(309)	23
Profit for the period	1,505	687
*	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

Under IFRS, the pre-tax GAAP measure of profits is profit before policyholder and shareholder taxes. This measure is not relevant for reflecting pre-tax results attributable to shareholders for two reasons. Firstly, this profit measure represents the aggregate of pre-tax results attributable to shareholders and a pre-tax amount attributable to policyholders. Secondly, the amount is determined after charging the transfer to the liability for unallocated surplus, which in turn is determined in part by policyholder taxes borne by the ring-fenced with-profits funds. It is noted that this circular feature is specific to with-profits funds in the UK, and other similarly structured overseas funds, and should be distinguished from other products, which are referred to as ‘with-profits’ and the general accounting treatment of premium or other policy taxes.

Accordingly, Prudential has chosen to explain its unaudited condensed consolidated interim results by reference to profits for the period, reflecting profit after tax. In explaining movements in profit for the period, reference is made to trends in profit before shareholder tax and the shareholder tax charge. The explanations of movement in profit before shareholder tax are shown below by reference to the profit analysis applied for segmental disclosure as shown in note B1 to Prudential’s unaudited condensed consolidated interim financial statements. This basis is used by management and reported externally to the holders of shares listed on the UK, Hong Kong and Singapore exchanges and to the financial markets in those countries. Separately, in this section, analysis of movements in profits before shareholder tax is provided by nature of revenue and charges.

Explanation of Movements in Profits After Tax and Profits Before Shareholder

Tax by Reference to the Basis Applied for Segmental Disclosure

a)    Group overview

Profit after tax for half year 2017 was £1,505 million compared to a profit of £687 million in the first half of 2016. The increase reflects the movement in profit before tax attributable to shareholders, which increased from a profit before tax of £664 million in half year 2016 to a profit of £1,814 million in half year 2017, partially offset by an increase in the tax charge attributable to shareholders’ returns from a tax credit of £23 million in half year 2016 to a tax charge of £309 million in half year 2017.

The increase in the total profit before tax attributable to shareholders from £664 million in half year 2016 to £1,814 million in half year 2017 reflects primarily an improvement in operating profit based on longer-term investment returns from £2,044 million in half year 2016 to £2,358 million in half year 2017 and a favourable change in non-operating items of £836 million from a negative £1,380 million in half year 2016 to a negative £544 million in half year 2017. The increase of £314 million or 15 per cent in operating profit based on longer-term investment returns includes a positive impact of exchange translation of £205 million. Excluding the currency volatility, on a constant exchange rate basis, the Group operating profit based on longer-term investment returns increased by £109 million or 5 per cent reflecting growth in Asia, the US and in the UK asset management.

The favourable change in non-operating items of £836 million is primarily due to the favourable change in short-term fluctuations in investment returns from negative £1,385 million in half year 2016 to £573 million in half year 2017 and the inclusion in half year 2017 of a £61 million cumulative foreign exchange gains recycled from other comprehensive income upon the disposal of the Korea life business.

The half year 2017 effective rate of tax on the total profit attributable to shareholders was 17 per cent (half year 2016: negative 3 per cent). The movement is driven by a reduction in the negative short-term fluctuations in the US insurance operations, which attracts tax relief at a higher rate than profits taxed elsewhere in the Group.

b)    Summary by business segment and geographical region

Prudential’s operating segments, as determined under IFRS 8, are insurance operations split by geographic regions in which it conducts business, which are Asia, the US and the UK, and asset management operations. The asset management operations are split into M&G, which is Prudential’s UK and European asset management business, Prudential Capital, which undertakes treasury functions for the Group, Eastspring Investments, which is the Asia asset management business, and the US broker-dealer and asset management business.

The following table shows Prudential’s IFRS consolidated total profit (loss) after tax for the periods indicated presented by summary business segment and geographic region. The accounting policies applied to the segments below are the same as those used in Prudential’s consolidated accounts.

	2017 £m
	Half year
	Asia	US	UK	Unallocated corporate**	Total
Insurance operations	835	249	411	-	1,495
Asset management*	72	(4)	273	-	341
Total profit attributable to the segments	907	245	684	-	1,836
Unallocated corporate	-	-	-	(331)	(331)
Total profit (loss) for the period	907	245	684	(331)	1,505

	2016 £m (Actual Exchange Rate)
	Half year
	Asia	US	UK	Unallocated corporate**	Total
Insurance operations	579	(313)	600	-	866
Asset management*	53	(8)	131	-	176
Total profit (loss) attributable to the segments	632	(321)	731	-	1,042
Unallocated corporate	-	-	-	(355)	(355)
Total profit (loss) for the period	632	(321)	731	(355)	687
*	For the US, including the broker dealer business
**	Representing principally central operations.

Profit from insurance operations

Total profit from insurance operations in half year 2017 was £1,495 million compared to a total profit of £866 million in half year 2016. All of the profits from insurance operations in the half years 2017 and 2016 were from continuing operations. The movement in profits for insurance operations can be summarised as follows:

	2017 £m	2016 £m
	Half year	Half year
Profit before shareholder tax	1,771	859
Shareholder tax	(276)	7
Profit after tax	1,495	866

The increase of £912 million from profit before tax attributable to shareholders in half year 2016 of £859 million compared to a profit of £1,771 million in half year 2017 is attributable to an increase of £399 million in operating profit based on longer-term investment returns from £2,047 million in half year 2016 to £2,446 million in half year 2017 and the positive change of £489 million in the short-term fluctuations in investment returns from a negative £1,193 million in half year 2016 to a negative £704 million in half year 2017. The increase in the operating profit based on longer-term investment returns was primarily driven by continued strong growth in the Asia life insurance and increased levels of fee income on higher variable annuity account balances in the US. The increase of £399 million in operating profit based on longer-term investment returns includes a positive exchange translation impact of £207 million.

The effective shareholder tax rate on profits from insurance operations increased from negative 1 per cent in half year 2016 to 16 per cent in half year 2017. The movement is driven by a reduction in negative short-term fluctuations in the US insurance operations, which attracts tax relief at a higher rate than profits are taxed elsewhere in the Group.

In order to understand how Prudential’s results are derived, it is necessary to understand how profit emerges from its business. This varies from region to region, primarily due to differences in the nature of the products and regulatory environments in which Prudential operates.

Asia

Basis of profits

The assets and liabilities of contracts classified as insurance under IFRS 4 are determined in accordance with methods prescribed by local GAAP and adjusted to comply, where necessary, with UK GAAP. Under IFRS 4, subject to the conditions of that standard, the continued application of UK GAAP in this respect is permitted.

For Asia operations in countries where local GAAP is not well established and in which the business is primarily non-participating and linked business, measurement of the insurance assets and liabilities is determined substantially by reference to US GAAP principles. This basis is applied in India and Taiwan. For with-profits business in Hong Kong, Singapore and Malaysia the basis of profit recognition is bonus driven as described under ‘United Kingdom – Basis of profits’ below.

Comparison of total profit arising from Asia insurance operations

The following table shows the movement in profit arising from Asia insurance operations from half year 2016 to half year 2017:

	2017 £m	2016 £m
	Half year	Half year
Profit before shareholder tax	968	704
Shareholder tax	(133)	(125)
Profit after tax	835	579

The increase of £264 million from the profit before tax is attributable to shareholders in half year 2016 of £704 million to a profit of £968 million in half year 2017 primarily reflects an increase of £203 million in operating profit based on longer-term investment returns (from £667 million to £870 million), a favourable change in short-term fluctuations in investment returns of £40 million (from £1 million to £41 million) and a one-off cumulative exchange gain of £61 million recycled from other comprehensive income upon the disposal of the Korea life business. The increase of £203 million in operating profit based on longer-term investment returns includes a positive exchange translation impact of £85 million. Excluding the currency volatility, Asia insurance operations operating profit based on longer-term investment returns was up 16 per cent or £118 million. The increase in operating profit based on longer-term investment returns of our life insurance operations in Asia was as a result of the continued growth of our in-force book of recurring premium business.

The effective shareholder tax rate decreased from 18 per cent in half year 2016 to 14 per cent in half year 2017 reflecting an increase in the proportion of income that is not subject to local taxation.

United States

Basis of profits

The underlying profit on Jackson’s business arises predominantly from fee income on variable annuity business, spread income from interest-sensitive products, such as fixed annuities and institutional products, and insurance margin, net of expenses measured on a US GAAP basis. In addition, the profit (including non-operating items) in any period include the incidence of realised gains and losses (including impairment) on assets classified as available-for-sale, fair value movements on derivatives and securities classified as fair value through profit and loss and value movements on product guarantees.

Comparison of total profit arising from US insurance operations

The following table shows the movement in profits arising from US insurance operations from half year 2016 to half year 2017:

	2017 £m	2016 £m
	Half year	Half year
Profit before shareholder tax	297	(583)
Shareholder tax	(48)	270
Profit after tax	249	(313)

The increase of £880 million in profit before tax attributable to shareholders from a loss of £583 million in half year 2016 to a profit of £297 million in half year 2017, primarily comprised an increase of £191 million in operating profit based on longer-term investment returns (from £888 million to £1,079 million) and a positive change of £686 million in short-term fluctuations in investment returns (from a negative £1,440 to a negative £754 million). The increase of £191 million in operating profit based on longer-term investment returns includes a positive exchange translation impact of £122 million. Excluding the currency volatility, on a constant exchange rate basis, the operating profit based on longer-term investment returns in half year 2017 was up 7 per cent or £69 million, reflecting increased levels of fee income on higher variable annuity account balances driven by continued positive net flows and buoyant investment markets.

The negative short-term fluctuations in the first half are mainly attributable to the net value movement in the period of the hedge instruments held to manage market exposures and reflect the positive equity market performance in the US during the period.

The effective tax rate on profits from US operations decreased from 46 per cent in half year 2016 to 16 per cent in half year 2017. The rate has been altered by the reduction in negative short-term fluctuations, which attracts an effective rate of 35 per cent (half year 2016: 30 per cent) as compared to 30 per cent (half year 2016: 28 per cent) on operating profit.

United Kingdom

Basis of profits

Prudential’s results comprise an annual profit distribution to shareholders from its UK long-term with-profits fund recognised in line with the amounts credited or paid to policyholders in the period as well as profits from its shareholder backed annuity and other businesses.

For Prudential’s UK insurance operations, the primary annual contribution to shareholders’ profit comes from its with-profits products. With-profits products are designed to provide policyholders with smooth investment returns through a mix of regular and final bonuses.

For with-profits business (including non-participating business owned by the PAC with-profits fund), adjustments to liabilities and any related tax effects are recognised in the income statement. However, except for any impact on the annual declaration of bonuses, shareholder profit for with-profits business is unaffected. This is because IFRS basis profits for the with-profits business, which are determined on the same basis as on preceding UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year.

The results of the UK shareholder-backed annuity business reflect the inclusion of investment returns including realised and unrealised gains and losses. The charge for benefits reflects the valuation rate of interest applied to discount future anticipated payments to policyholders. This rate in turn reflects current market yields adjusted for factors including default risks on the assets backing the liabilities. The level of allowance for default risk is a key assumption. Details are included in note B4 to the unaudited condensed consolidated financial statements.

Comparison of total profit arising from UK insurance operations

The following table shows the movement in profits arising from UK insurance operations from half year 2016 to half year 2017:

	2017 £m	2016 £m
	Half year	Half year
Profit before shareholder tax	506	738
Shareholder tax	(95)	(138)
Profit after tax	411	600

The decrease of £232 million in profit before tax attributable to shareholders from £738 million in half year 2016 to £506 million in half year 2017 primarily attributable to the negative change of £237 million in the short-term fluctuations in investment returns from £246 million in half year 2016 to £9 million in half year 2017. This negative impact was partially offset by an increase of £5 million in operating profit based on longer-term investment returns from £492 million to £497 million. Operating profit based on longer-term investment returns was in line with the first half of 2016, with lower shareholder annuity profits offset by larger contributions from management actions.

The decrease of £237 million in the gains from the short-term fluctuations in investment returns from £246 million in half year 2016 to £9 million in half year 2017 is attributable to lower gains on bonds backing share capital reflecting a more muted change in interest rates in the first half of 2017 as compared to the same period in 2016.

The effective shareholder tax rate on profits from UK insurance operations for half year 2016 of 19 per cent remained unchanged in half year 2017.

Profit from asset management

The following table shows the movement in profits from asset management from half year 2016 to half year 2017:

	2017 £m	2016 £m
	Half year	Half year
Profit before shareholder tax	415	211
Shareholder tax	(74)	(35)
Profit after tax	341	176

Total profit before tax from asset management increased from £211 million in half year 2016 to £415 million in half year 2017. The £204 million increase in profit before tax attributable to shareholders in half year 2017 is attributable to an increase of £44 million in operating profit based on longer-term investment returns (from £287 million in half year 2016 to £331 million in half year 2017) and a favourable change in short-term fluctuations in investment returns of £160 million.

The increase of £44 million in operating profit based on longer-term investment returns is attributable to profit increases in M&G of £23 million, Eastspring Investments of £22 million and the US asset management of £6 million, partially offset by a decrease in Prudential Capital of £7 million.

The increase in the M&G operating profit based on longer-term investment returns of £23 million to £248 million in half year 2017 was driven by increased funds under management as a result of asset inflows and positive markets. The increase in the Eastspring Investments operating profit based on longer-term investment returns of £22 million reflected the continued strong growth of its assets under management.

The effective tax rate on profits from asset management operations increased marginally from 17 per cent in half year 2016 to 18 per cent in half year 2017.

Unallocated corporate result

The following table shows the movement in the unallocated corporate result from half year 2016 to half year 2017:

	2017 £m	2016 £m
	Half year	Half year
Loss before shareholder tax	(372)	(406)
Shareholder tax	41	51
Loss after tax	(331)	(355)

The loss after shareholder tax for unallocated corporate activity decreased by £24 million from £355 million in half year 2016 to £331 million in half year 2017.

The loss before shareholder tax decreased by £34 million from £406 million at half year 2016 to £372 million at half year 2017. The decrease in the loss before shareholder tax is attributable to the favourable movement in short-term fluctuations in investment returns of £163 million from a loss of £116 million in half year 2016 to a gain of £47 million in half year 2017, partially offset by the £129 million increase in net other expenditure (including restructuring and Solvency II implementation costs) from £290 million in half year 2016 to £419 million in half year 2017. The increase in net other expenditure primarily reflects higher interest costs related to the debt issued in 2016 and a credit of £43 million in half year 2016 for interest received from a tax settlement.

The effective tax rate on unallocated corporate result decreased from 13 per cent at half year 2016 to 11 per cent at half year 2017, principally reflecting an increase in withholding tax suffered on remittances which is irrecoverable, reducing the overall tax credit.

Basis of Performance Measures

Prudential uses a performance measure of operating profit based on longer-term investment returns. The directors believe that this performance measure better reflects underlying performance. It is the basis used by management for the reasons outlined below. It is also the basis on which analysis of the Group’s results has been provided to UK shareholders and the UK financial market for some years under long standing conventions for reporting by proprietary UK life assurers.

Prudential determines and presents operating segments based on the information that is internally provided to the Group Executive Committee (GEC), which is Prudential’s chief operating decision maker.

An operating segment is a component of Prudential that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of Prudential’s other components. An operating segment’s operating results are reviewed regularly by the GEC to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The operating segments identified by Prudential reflect its organisational structure, which is by both geography (Asia, US and UK) and by product line (insurance operations and asset management). The Group’s operating segments determined in accordance with IFRS 8, ‘Operating Segments’, are as follows:

Insurance operations:	Asset management operations:
– Asia	– Eastspring Investments
– US (Jackson)	– US broker-dealer and asset management
– UK	– M&G
– Prudential Capital

The Group’s operating segments are also its reportable segments for the purposes of internal management reporting.

Performance measure

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on longer-term investment returns from other constituents of the total profit as follows:

–	Short-term fluctuations in investment returns on shareholder-backed business including the impact of short-term market effects on the carrying value of Jackson’s guarantee liabilities and related derivatives as explained below;
–	Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and
–	Profit (loss) attaching to the sold Korea life business including the recycling of the cumulative exchange translation gain on the sold Korea life business from other comprehensive income to the income statement in 2017.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

Determination of operating profit based on longer-term investment returns for investment and liability movements

(a)	General principles

(i)	UK style with-profits business

The operating profit based on longer-term returns reflects the statutory transfer gross of attributable tax. Value movements in the underlying assets of the with-profits funds do not affect directly the determination of operating profit.

(ii)	Unit-linked business

The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in both the unit liabilities and the backing assets.

(iii)	US variable annuity and fixed index annuity business

This business has guarantee liabilities which are measured on a combination of fair value and other, US GAAP derived, principles. These liabilities are subject to an extensive derivative programme to manage equity and, with those of the general account, interest rate exposures. The principles for determination of the operating profit and short-term fluctuations are necessarily bespoke, as discussed in section (c) below.

(iv)	Business where policyholder liabilities are sensitive to market conditions

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the ‘grandfathered’ measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the operating result reflects longer-term market returns.

Examples of where such bifurcation is necessary are in Hong Kong and for UK shareholder-backed annuity business, as explained in sections b(i) and d(i), respectively. For other types of Asia non-participating business, longer-term interest rates are used to determine the movement in policyholder liabilities for determining operating results.

(v)	Other shareholder-financed business

The measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group’s shareholder-financed operations.

Except in the case of assets backing liabilities which are directly matched (such as unit-linked business) or closely correlated with value movements (as discussed below) operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns.

Debt, equity-type securities and loans

Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

–	Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the operating result is reflected in short-term fluctuations in investment returns; and
–	The amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

At 30 June 2017, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £876 million (half year 2016: net gain of £605 million).

Equity-type securities

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

Derivative value movements

Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson, as discussed below in section (c).

(b)	Asia insurance operations

(i)	Business where policyholder liabilities are sensitive to market conditions

For certain Asia non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also applied for IFRS basis) was used.

For certain other types of non-participating business, longer-term interest rates are used to determine the movement in policyholder liabilities for determining operating results.

(ii)	Other Asia shareholder-financed business

Debt securities

For this business the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

Equity-type securities

For Asia insurance operations, investments in equity securities held for non-linked shareholder-backed operations amounted to £1,535 million as at 30 June 2017 (30 June 2016: £1,035 million). The rates of return applied for half year 2017 ranged from 4.7 per cent to 17.2 per cent (half year 2016: 3.2 per cent to 13.0 per cent) with the rates applied varying by territory. These rates may be different between territories reflecting, for example, differing expectations of inflation in each territory. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures and associates accounted for using the equity method are determined on a similar basis as the other Asia insurance operations described above.

(c)	US insurance operations

(i)	Separate account business

For such business the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

(ii)	US variable and fixed index annuity business

The following value movements for Jackson’s variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns. See note B1.2 note (ii) to the unaudited condensed consolidated financial statements:

–	Fair value movements for equity-based derivatives;
–	Fair value movements for embedded derivatives for the ‘not for life’ portion of Guaranteed Minimum Withdrawal Benefit and fixed index annuity business, and Guaranteed Minimum Income Benefit reinsurance (see below);
–	Movements in the accounts carrying value of Guaranteed Minimum Death Benefit and the ‘for life’ portion of Guaranteed Minimum Withdrawal Benefits and Guaranteed Minimum Income Benefit liabilities, for which, under the ‘grandfathered’ US GAAP applied under IFRS for Jackson’s insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;
–	A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and
–	Related amortisation of deferred acquisition costs for each of the above items.

Embedded derivatives for variable annuity guarantee minimum income benefit

The Guaranteed Minimum Income Benefit liability, which is essentially fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 944-80 Financial Services – Insurance – Separate Accounts (formerly SOP 03-1) under IFRS using ‘grandfathered’ US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, ‘Financial Instruments: Recognition and Measurement’, and the asset is therefore recognised at fair value. As the Guaranteed Minimum Income Benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii)	Other derivative value movements

The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as ‘grandfathered’ under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(iv)	Other US shareholder-financed business

Debt securities

Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as BlackRock Solutions to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2 to the unaudited condensed consolidated financial statements.

Equity-type securities

As at 30 June 2017, the equity-type securities for US insurance non-separate account operations amounted to £1,256 million (half year 2016: £1,115 million). For these operations, the longer-term rates of return for income and capital applied in half year 2017 and 2016, which reflect the combination of the average risk-free rates over the period and appropriate risk premiums are as follows:

	2017	2016
	Half year	Half year

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	6.2% to 6.5%	5.5% to 5.9%
Other equity-type securities such as investments in limited partnerships and private equity funds	8.2% to 8.5%	7.5% to 7.9%

The amounts of the actual less longer-term returns for the equity-type securities of the US insurance operations for half year 2017 and 2016 are shown in note B1.2(ii) to the unaudited condensed consolidated financial statements.

(d)	UK Insurance operations

(i)	Shareholder-backed annuity business

For this business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the ‘operating results based on longer-term investment returns’. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business within the non-profit sub-fund of The Prudential Assurance Company (PAC) after adjustments to allocate the following elements of the movement to the category of ‘short-term fluctuations in investment returns’:

–	The impact on credit risk provisioning of actual upgrades and downgrades during the period;
–	Credit experience compared with assumptions; and
–	Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Positive or negative experience compared with assumptions is included within short-term fluctuations in investment returns without further adjustment. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(ii)	Non-linked shareholder-financed business

For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

(e)	Fund management and other non-insurance businesses

For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses in the operating result with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

Analysis of operating profit based on longer-term investment returns

The following tables reconcile Prudential’s operating profit based on longer-term investment returns to total profit attributable to shareholders.

	Insurance operations			Asset management
Half year 2017	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated corporate	Total
	(In £ Millions)

Operating profit based on longer-term investment returns	870	1,079	497	248	6	(6)	83	2,777	(419)	2,358
Short-term fluctuations in investment returns on shareholder- backed business	41	(754)	9	33	51	-	-	(620)	47	(573)
Amortisation of acquisition accounting adjustment	(4)	(28)	-	-	-	-	-	(32)	-	(32)
Cumulative exchange gain on the sold Korea life business recycled from other comprehensive income	61	-	-	-	-	-	-	61	-	61
Profit before tax attributable to shareholders	968	297	506	281	57	(6)	83	2,186	(372)	1,814
Tax attributable to shareholders										(309)
Profit for the period										1,505

	Insurance operations			Asset management
Half year 2016 (AER)*	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated corporate	Total
	(In £ Millions)

Operating profit based on longer-term investment returns	667	888	492	225	13	(12)	61	2,334	(290)	2,044
Short-term fluctuations in investment returns on shareholder- backed business	1	(1,440)	246	(2)	(74)	-	-	(1,269)	(116)	(1,385)
Amortisation of acquisition accounting adjustment	(4)	(31)	-	-	-	-	-	(35)	-	(35)
Profit attaching to the held for sale Korea life business	40	-	-	-	-	-	-	40	-	40
Profit before tax attributable to shareholders	704	(583)	738	223	(61)	(12)	61	1,070	(406)	664
Tax attributable to shareholders										23
Profit for the period										687

	Insurance operations			Asset management
Half year 2016 (CER)*	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated corporate	Total
	(In £ Millions)

Operating profit based on longer-term investment returns	752	1,010	492	225	13	(13)	69	2,548	(299)	2,249
Short-term fluctuations in investment returns on shareholder- backed business	4	(1,638)	246	(2)	(74)	-	-	(1,464)	(116)	(1,580)
Amortisation of acquisition accounting adjustment	(4)	(35)	-	-	-	-	-	(39)	-	(39)
Profit attaching to the held for sale Korea life business	47	-	-	-	-	-	-	47	-	47
Profit before tax attributable to shareholders	799	(663)	738	223	(61)	(13)	69	1,092	(415)	677
Tax attributable to shareholders										43
Profit for the period										720

*	Following its sale in May 2017, the operating results exclude the contribution of the Korea life business. All comparative results have been similarly adjusted.

Explanation of Performance and Other Financial Measures

IFRS Profit

	Actual Exchange Rate			Constant Exchange Rate
	2017 £m	2016* £m	Change%	2016* £m	Change%
	Half year	Half year		Half year
Operating profit before tax based on longer-term investment returns(i)
Long-term business(ii):
Asia*	870	667	30	752	16
US	1,079	888	22	1,010	7
UK	480	473	1	473	1
Long-term business operating profit before tax	2,429	2,028	20	2,235	9
UK general insurance commission(iii)	17	19	(11)	19	(11)
Asset management business:
M&G	248	225	10	225	10
Prudential Capital	6	13	(54)	13	(54)
Eastspring Investments	83	61	36	69	20
US	(6)	(12)	50	(13)	54
Other income and expenditure	(419)	(333)	(26)	(342)	(23)
Total operating profit based on longer-term investment returns before tax and interest received from tax settlement	2,358	2,001	18	2,206	7
Interest received from tax settlement	-	43	n/a	43	n/a
Total operating profit based on longer-term investment returns before tax*	2,358	2,044	15	2,249	5
Non-operating items:
Short-term fluctuations in investment returns:(iv)
Insurance operations	(704)	(1,193)	41	(1,388)	49
Other operations	131	(192)	168	(192)	168
	(573)	(1,385)	59	(1,580)	64
Amortisation of acquisition accounting adjustments	(32)	(35)	9	(39)	18
Result attaching to the sold Korea life business	61	40	53	47	30
Profit before tax attributable to shareholders	1,814	664	173	677	168
Tax (charge)/credit attributable to shareholders’ returns	(309)	23	n/a	43	n/a
Profit for the period attributable to shareholders	1,505	687	119	720	109
*	Following its sale in May 2017, the operating results exclude the contribution of the Korea life business. All comparative results have been similarly adjusted.

Notes

(i)	The Group provides supplementary analysis of IFRS profit before tax attributable to shareholders so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. Operating profit based on longer-term investment returns is the basis on which management regularly reviews the performance of Prudential’s segments as defined by IFRS 8. Further discussion on the determination of operating profit based on longer-term investment returns is provided in section (c) “Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region” above.

(ii)	The results of Prudential’s long-term business operations are affected by changes to assumptions, estimates and bases of preparation. Where applicable, these are described in note B4 to the unaudited condensed consolidated interim financial statements.

(iii)	General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products in connection with the arrangement to transfer the UK general insurance business to Churchill in 2002.

(iv)	Short-term fluctuations in investment returns on shareholder-backed business comprise:

	Actual Exchange Rate
	2017 £m	2016 £m
	Half year	Half year
Insurance operations:
Asia	41	1
US	(754)	(1,440)
UK	9	246
Other operations	131	(192)
Total	(573)	(1,385)

Further details on the short-term fluctuations in investment returns are provided below and in note B1.2 to the unaudited condensed consolidated interim financial statements.

Earnings per share (EPS)

	Actual Exchange Rate			Constant Exchange Rate
	2017 pence	2016 pence	Change%	2016 pence	Change%
	Half year	Half year		Half year
Basic earnings per share based on operating profit after tax	70.0	61.3	14	67.6	4
Basic earnings per share based on total profit after tax	58.7	26.9	118	28.2	108

Prudential has made a good start to 2017, with increases in all of our key performance metrics, reflecting progression in the Group’s underlying earnings drivers together with the beneficial impact of positive investment market conditions and favourable currency effects. The consistency of our performance is driven by the alignment of our business to the most attractive opportunities, the quality of our franchises in those markets and our ability to adapt with speed and agility to changes in economic and regulatory conditions, both globally and locally. At a Group level, our results benefit from diversification by geography, product and distribution channel, our focus on recurring income streams that are less exposed to market movements and the capital generative nature of our business model.

In Asia, we have achieved double-digit growth in IFRS operating profit, reflecting the increasing scale and diversification of our long-term recurring premium business. We continue to take decisive actions to preserve the quality of the business that we write, building the contribution from health and protection income and improving the overall economic returns of the new business portfolio.

In the US and the UK, our financial progress is underpinned by the accumulation of assets on which we earn fees. In each of these markets, our businesses have seen strong net inflows in the first half, demonstrating their competitive positioning in product, distribution and service capabilities. Asset values were also boosted by positive investment market movements in the period.

Despite the uncertainty caused by the outcome of the general election in the UK, sterling has strengthened slightly against most of the currencies in our major international markets since the beginning of the year. However, average sterling exchange rates in the first half of 2017 were significantly lower than in the same period in 2016, contributing to a positive effect on the translation of results from our non-sterling operations. To aid comparison of underlying progress, we continue to express and comment on the performance trends of our Asia and US operations on a constant currency basis, as discussed further below.

Consistent with the explanations made in the currency volatility section in the “Summary of Operating and Financial Review and Prospects” comparison of the half year 2017 and half year 2016 performance is partially affected by the movements in average exchange rates used to translate into sterling the results of our overseas operations. Therefore, to facilitate explanations of changes in underlying performance, in the commentary on half year 2017 compared with half year 2016 discussions below, every time we comment on the performance of our businesses, we focus on their performance measured on the constant exchange rates basis unless otherwise stated. In each such case, the performance of our businesses in actual exchange rate terms was explained by the same factors discussed in the comments below and the impact of currency movements implicit in the constant exchange rate data.

The key operational highlights in the first half of 2017 were as follows:

•	Operating profit based on longer-term investment returns was 5 per cent[1] higher at £2,358 million (up 15 per cent on an actual exchange rate basis), equivalent to an annualised 24 per cent[2] return on opening IFRS shareholders’ funds. The Group’s performance was driven by our Asia life and asset management operations which saw IFRS operating profit increase 16 per cent[1] to £953 million on growth in the in-force portfolio (31 per cent on an actual exchange rate basis). In the US, total IFRS operating profit was up 8 per cent, driven by increased levels of fee income on higher separate account balances (22 per cent increase on an actual exchange rate basis). In the UK, IFRS operating profit from our insurance and asset management operations increased by 4 per cent[3], due to stronger contributions from management actions in the life business and higher assets under management at M&G.
•	Group shareholders’ Solvency II capital surplus was estimated at £12.9 billion[4,5] at 30 June 2017, equivalent to a cover ratio of 202 per cent (31 December 2016: £12.5 billion, 201 per cent). The movement since the start of the year primarily reflects the Group’s continuing strong operating capital generation, partially offset by the payment of the 2016 second interim dividend.

Investment markets have been generally supportive through the period, with equity markets trending upwards and more stability in bond and currency markets compared with 2016. The recovery in equity markets towards the end of 2016 has continued into 2017, with the S&P 500 index up 8 per cent and the FTSE 100 index gaining 2 per cent in the first six months. Longer-term yields at 30 June 2017 were almost unchanged from those at the start of the year in the UK and down slightly in the US. In Asia, where yield movements have been more pronounced, our operating earnings are largely insensitive to interest rates. Overall, we continue to reduce the sensitivity of our earnings and balance sheet to investment markets, but remain significant long-term holders of financial assets to back the commitments that we have made to our customers. Short-term fluctuations in both these assets and related liabilities are reported outside the operating result, which is based on longer-term investment return assumptions. In the first half of 2017, these short-term fluctuations were overall negative, driven by the effect of higher equity markets on our hedging programme in the US. In the first half of the year total IFRS post tax profit was up at £1,505 million (2016: £720 million on a constant exchange rate basis and £687 million on an actual exchange rate basis).

Reflecting the strong operating results, the Group’s IFRS shareholders’ equity increased by 5 per cent6 over the six month period to £15.4 billion (31 December 2016: £14.7 billion).

Operating profit based on longer-term investment returns

Total operating profit increased by 5 per cent1 (15 per cent on an actual exchange rate basis) in the first half of 2017 to £2,358 million.

•	Asia total operating profit of £953 million was 16 per cent[1] higher (31 per cent on an actual exchange rate basis), with continued strong growth in both life insurance and asset management through Eastspring.
•	US total operating profit at £1,073 million increased by 8 per cent (22 per cent increase on an actual exchange rate basis), reflecting increased levels of fee income on higher variable annuity account balances.
•	UK total operating profit of £497 million was in line with the first half of 2016, with lower shareholder annuity profits offset by larger contributions from management actions.
•	M&G operating profit was 10 per cent higher at £248 million, driven by increased funds under management as a result of asset inflows and positive markets.

Life insurance operations: Taken together, operating profit based on longer-term investment returns from our life insurance operations in Asia, the US and the UK increased 9 per cent1 to £2,429 million (20 per cent on an actual exchange rate basis).

Operating profit based on longer-term investment returns in our life insurance operations in Asia was 16 per cent1 higher at £870 million (up 30 per cent on an actual exchange rate basis), as a result of the continued growth of our in-force book of recurring premium business. Insurance margin was 24 per cent higher (39 per cent on an actual exchange rate basis) and accounted for 69 per cent of operating income7, reflecting our ongoing preference for health and protection. Following strong recent growth in sales volumes, particularly in health and protection through our agency channel, the contribution to IFRS operating profit based on longer-term investment returns from China and Hong Kong combined has become more significant to the overall total, accounting for 23 per cent compared with 17 per cent one year ago. IFRS operating profit from Indonesia was 5 per cent higher (up 20 per cent on an actual exchange rate basis) and on the same basis Singapore was 6 per cent higher (up 20 per cent on an actual exchange rate basis).

In the US, life operating profit based on longer-term investment returns was up 7 per cent at £1,079 million (up 22 per cent on an actual exchange rate basis), reflecting increased profits from our variable annuity business. US equity markets rallied towards the end of 2016 and have risen further during the first half of 2017, which together with continued positive net asset flows of £2.0 billion, has led to separate account balances that were on average 16 per cent higher than in the prior year period. As a result, fee income was up 15 per cent (30 per cent on an actual exchange rate basis) at £1,145 million driven by fees earned on separate account assets. Spread-based income decreased by 6 per cent (6 per cent on an actual exchange rate basis), as anticipated, reflecting the impact of lower yields on our fixed annuity portfolio.

UK life operating profit based on longer-term investment returns increased by 1 per cent to £480 million. Within this total, the contribution from our core in-force book has remained relatively stable at £288 million (2016: £306 million). Profits from new annuity business reduced to £4 million from £27 million in the prior period, reflecting our withdrawal from this market. We have taken a number of asset and liability actions (including longevity reinsurance) in the first half of 2017 to improve portfolio efficiency which have generated combined profits of £188 million (2016: £140 million).

The increase in our operating earnings levels reflects the growth in the scale of our operations, driven primarily by positive business flows. We track the progress that we make in growing our life insurance business by reference to the scale of our obligations to our customers, which are referred to in the financial statements as policyholder liabilities. Each period these increase as we write new business and collect regular premiums from existing customers and decrease as we pay claims and policies mature. The overall scale of these policyholder liabilities is relevant in evaluation of our profit potential in that it reflects, for example, our ability to earn fees on the unit-linked element and indicates the scale of the insurance element, another key source of profitability for the Group.

Shareholder-backed policyholder liabilities and net liability flows*

	2017 £m				2016 £m
	Half year				Half year
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January 2017	Net liability flows**	Market and other movements	At 30 June 2017	At 1 January 2016	Net liability flows**	Market and other movements	At 30 June 2016
Asia***	32,851	1,016	1,173	35,040	25,032	977	4,135	30,144
US	177,626	1,958	(1,805)	177,779	138,913	2,855	17,387	159,155
UK	56,158	(1,167)	1,500	56,491	52,824	(1,699)	4,286	55,411
Total Group	266,635	1,807	868	269,310	216,769	2,133	25,808	244,710
*	Includes Group’s proportionate share of the liabilities and associated flows of the insurance joint ventures and associate in Asia.
**	Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.
***	Following its sale in May 2017, the shareholder-backed policyholder liabilities and related flows for Asia exclude the value for the Korea life business. The half year 2016 comparatives have been accordingly adjusted.

Focusing on the business supported by shareholder capital, which generates the majority of the life profit, in the first half of 2017 net flows into our businesses were overall positive at £1.8 billion. This was driven by our US and Asian operations, as we continue to focus on both retaining our existing customers and attracting new business to drive long-term value creation. The outflow from our UK operations primarily reflects the run-off of the in-force annuity portfolio following our withdrawal from selling new annuity business. This decrease in shareholder liabilities has been more than offset by the flows into the with-profit funds of £1.6 billion as shown in the table below. Positive investment markets in the first half have partly been offset by currency effects as sterling strengthened over the period, increasing liabilities by £0.9 billion. In total, business flows and market movements have increased policyholder liabilities from £266.3 billion to £269.3 billion.

Policyholder liabilities and net liability flows in  with-profits business*,**

	2017 £m				2016 £m
	Half year				Half year
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January 2017	Net liability flows***	Market and other movements	At 30 June 2017	At 1 January 2016	Net liability flows***	Market and other movements	At 30 June 2016
Asia	29,933	2,295	1,053	33,281	20,934	1,551	4,355	26,840
UK	113,146	1,574	3,729	118,449	100,069	582	6,417	107,068
Total Group	143,079	3,869	4,782	151,730	121,003	2,133	10,772	133,908
*	Includes Group’s proportionate share of the liabilities and associated flows of the insurance joint ventures and associates in Asia.
**	Includes unallocated surplus of with-profits business.
***	Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.

Policyholder liabilities in our with-profits business have increased by 6 per cent to £151.7 billion in the first half of 2017. This reflects the growing popularity of PruFund with consumers seeking protection from the impact of volatile market conditions. During the first half of 2017, net liability flows increased to £3.9 billion across our Asia and UK operations. As returns from these funds are smoothed and shared with customers, the emergence of shareholder profit is more gradual. The business, nevertheless, remains an important source of shareholder value.

Analysis of long-term insurance business pre-tax operating profit based on longer-term investment returns by driver*

	Actual Exchange Rate						Constant Exchange Rate
	2017 £m			2016 £m			2016 £m
	Half year			Half year			Half year
	Operating profit[1]	Average liability	Margin bps	Operating profit[1]	Average liability	Margin bps	Operating profit[1]	Average liability	Margin bps
Spread income	583	89,314	131	556	80,146	139	613	85,708	143
Fee income	1,279	164,152	156	989	129,054	153	1,118	143,526	156
With-profits	172	132,701	26	162	114,109	28	165	115,945	28
Insurance margin	1,152			898			1,013
Margin on revenues	1,138			946			1,051
Expenses:
Acquisition costs**	(1,241)	3,624	(34)%	(1,027)	2,980	(34)%	(1,155)	3,296	(35)%
Administration expenses	(1,131)	259,451	(87)	(879)	216,075	(81)	(983)	236,974	(83)
DAC adjustments	186			132			149
Expected return on shareholder assets	103			111			124
	2,241			1,888			2,095
Longevity reinsurance and other management actions to improve solvency	188			140			140
Operating profit based on longer-term investment returns[1]	2,429			2,028			2,235
*	For basis of preparation see note I (a) of Additional unaudited financial information.
**	The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. APE is defined under the section ‘EEV Basis, New Business Results and Free Surplus Generation’ in this document.

We continue to maintain our preference for higher-quality sources of income such as insurance margin and fee income. We favour insurance margin because it is relatively insensitive to the equity and interest rate cycle and prefer fee income to spread income because it is more capital-efficient. In line with this approach, on a constant exchange rate basis, in the first half of 2017, insurance margin has increased by 14 per cent1 (up 28 per cent on an actual exchange rate basis) and fee income by 14 per cent1 (up 29 per cent on an actual exchange rate basis), while spread income declined by 5 per cent1 (up 5 per cent on an actual exchange rate basis). Administration expenses increased to £1,131 million1 (2016: £983 million on a constant exchange rate basis and £879 million on an actual exchange rate basis) as the business continues to expand. The expense ratio has grown from 83 basis points to 87 basis points reflecting country mix and the continued increase in US producers selecting asset-based commissions which are treated as an administrative expense in this analysis.

Asset management

Movements in asset management operating profit are also primarily influenced by changes in the scale of these businesses, as measured by funds managed on behalf of external institutional and retail customers and our internal life insurance operations.

Asset management external funds under management*,**

	2017 £m				2016 £m
	Half year				Half year
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January 2017	Net flows	Market and other movements	At 30 June 2017	At 1 January 2016	Net flows	Market and other movements	At 30 June 2016
M&G	136,763	7,179	5,176	149,118	126,405	(6,966)	10,217	129,656
Eastspring[8]	38,042	2,273	4,281	44,596	30,281	(412)	2,859	32,728
Total asset management	174,805	9,452	9,457	193,714	156,686	(7,378)	13,076	162,384
Total asset management (including MMF)	182,519	9,951	9,571	202,041	162,692	(6,722)	13,835	169,805
*	Includes Group’s proportionate share in PPM South Africa and the Asia asset management joint ventures.
**	For our asset management business the level of funds managed on behalf of third parties, which are not therefore recorded on the balance sheet, is a driver of profitability. We therefore analyse the movement in the funds under management each period, focusing between those which are external to the Group and those held by the insurance business and included on the Group balance sheet. This is analysed in note II(b) of the Additional unaudited financial information.

In the first half of 2017, average assets under management in our asset management businesses in the UK and Asia benefited from net inflows of assets and favourable markets, driving higher fee revenues. Reflecting this, IFRS operating profit from M&G increased by 10 per cent to £248 million and by 20 per cent at Eastspring (up 36 per cent on an actual exchange rate basis) to £83 million.

M&G’s external assets under management have benefited from a strong recovery in net flows, reflecting improvements in investment performance and supportive markets. External net inflows totalled £7.2 billion (2016: net outflows of £7.0 billion), with strong contributions from European investors in the Optimal Income Fund, Global Floating High Yield Fund and multi-asset fund range, and from institutional clients investing in illiquid credit strategies. External assets under management at 30 June 2017 were £149.1 billion, up 9 per cent since the start of the year. Internal assets managed on behalf of Prudential’s life operations also benefited from strong markets, rising 3 per cent and taking total assets under management to £281.5 billion (31 December 2016: £264.9 billion). Operating profit based on longer-term investment returns increased 10 per cent to £248 million, consistent with the year-on-year increase in average assets under management and reflecting a cost-income ratio of 53 per cent. M&G’s full year cost-income ratio is typically higher than for the first half, as its cost base is weighted towards the second half of the year (Half year 2016: 52 per cent, Full year 2016: 59 percent).

Eastspring also attracted good levels of net inflows8 in the first half across its equity, fixed income and balanced fund range, totalling £2.3 billion. Including money market funds and the assets managed for internal life operations, Eastspring’s total assets under management increased to £130.5 billion (31 December 2016: £117.9 billion), while the cost-income ratio improved to 55 per cent (2016: 56 per cent), driving a 20 per cent (36 per cent on an actual exchange rate basis) increase in operating profit based on longer-term investment returns to £83 million (2016: £69 million on a constant exchange rate basis and £61 million on an actual exchange rate basis).

Net central expenditure

Higher interest costs related to the debt issued in 2016 contributed to an increase in net central expenditure of £77 million to £419 million (2016: £342 million).

Non-operating items

Non-operating items consist of short-term fluctuations in investment returns of negative £573 million (2016: £1,580 million on a constant exchange rate basis and £1,385 million on an actual exchange rate basis), the results attaching to the sold life business in Korea of £61 million (2016: £47 million on a constant exchange rate basis and £40 million on an actual exchange rate basis), and the amortisation of acquisition accounting adjustments of £32 million (2016: £39 million on a constant exchange rate basis and £35 million on an actual exchange rate basis) arising principally from the REALIC business in 2012. Following its disposal in the first half of 2017 the “Result attaching to the sold Korea life business” represents the recognition upon disposal in the income statement of cumulative foreign exchange gains previously recognised in other comprehensive income, which has no overall impact on shareholders’ equity. The 2016 comparative figure represents the profit before tax of the Korea life business in the first half of 2016.

Short-term fluctuations in investment returns represent the most significant component of non-operating items and are discussed further below.

Short-term fluctuations in investment returns

Operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and the assumed longer-term returns is reported within short-term fluctuations in investment returns. In the first half of 2017 the total short-term fluctuations in investment returns relating to the life operations were negative £704 million, comprising positive £41 million for Asia, negative £754 million in the US and positive £9 million in the UK.

In the US, Jackson provides certain guarantees on its annuity products, the value of which would typically rise when equity markets fall and long-term interest rates decline. Jackson includes the expected cost of hedging when pricing its products and charges fees for these guarantees which are used as necessary, to purchase downside protection in the form of options and futures to mitigate the effect of equity market falls, and swaps and swaptions to cushion the impact of drops in long-term interest rates. Under IFRS, accounting for the movement in the valuation of these derivatives, which are all fair valued, is asymmetrical to the movement in guarantee liabilities, which are not fair valued in all cases. Jackson designs its hedge programme to protect the economics of the business from large movements in investment markets and accepts the variability in accounting results. The negative short-term fluctuations of £754 million in the first half are mainly attributable to the net value movement in the period of the hedge instruments held to manage market exposures primarily and reflect the positive equity market performance in the US during the period.

The positive short-term fluctuations in investment returns for other operations of £131 million (2016: negative £192 million) principally reflect unrealised value movements on financial instruments.

Effective tax rates

In the first half of 2017, the effective tax rate on operating profit based on longer-term investment returns was broadly in line with the equivalent rate last year at 24 per cent (2016: 23 per cent), with the difference being mainly due to the effect of prior year adjustments in the first half of 2017.

The effective tax rate on the total IFRS profit was 17 per cent in the first half of 2017 (2016: negative 3 per cent), driven by the smaller negative short-term investment fluctuations in the US insurance operations, which attract tax relief at a higher rate than the rates at which profits are taxed elsewhere in the Group.

The main driver of the Group’s effective tax rate is the mix of the profits between countries with higher tax rates (such as US, Indonesia and Malaysia), and countries with lower tax rates (such as Hong Kong, Singapore and the UK).

The proposed changes to the UK tax rules for utilisation of brought forward tax losses and the deductibility of interest are not expected to impact the Group’s effective tax rate. No substantive US tax reform proposals which require material consideration have been issued as yet.

Total tax contribution

The Group continues to make significant tax contributions in the countries in which it operates, with £1,595 million remitted to tax authorities in the first half of 2017. This was higher than the equivalent amount of £1,293 million in the first half of 2016 due to an increase in corporation tax payments (up from £287 million to £535 million). This was principally because of increases in the US and UK, of which a significant proportion is an increase in the amount paid on profits taxable at policyholder rather than shareholder rate.

Publication of tax strategy

In the first half of 2017, the new UK requirement for large UK businesses to publish their tax strategy came into effect. Prudential’s tax strategy, together with further details on tax payments made in 2016 have been made available on the Group’s website.

Group and holding company cash flows

Prudential’s consolidated cash flow includes the movement in cash included within both policyholders’ and shareholders’ funds, such as cash in the with-profits fund. Prudential therefore believes that it is more relevant to consider individual components of the movement in holding company cash flow which relate solely to the shareholders.

We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient remittances are made to service central requirements (including paying the external dividend) and maximising value to shareholders through retention and reinvestment of capital in business opportunities.

Cash remitted to the corporate centre in the first half of 2017 totalled £1,230 million, 10 per cent higher than in 2016. Asia’s net remittance was £350 million in the first half of 2017 (2016: £258 million), reflecting both business growth and the effect of weaker sterling. For similar reasons, Jackson’s remittance also increased to £475 million in the first half of 2017, up from £339 million paid in the first half of 2016.The remittances from UK Life and M&G were broadly in line with the first half of 2016 at £215 million (2016: £ 215 million) and £175 million (2016: £150 million) respectively.

Cash remitted to the corporate centre in the first half of 2017 was used to meet central costs of £226 million (2016: £199 million) and pay the 2016 second interim ordinary dividend. Reflecting these and other movements in the period, total holding company cash at 30 June 2017 was £2,657 million compared with £2,626 million at the end of 2016.

Capital position, financing and liquidity

Capital position

Analysis of movement in Group shareholder Solvency II surplus*

	2017 £bn	2016 £bn
	Half year	Half year	Full year
Estimated solvency II surplus at 1 January	12.5	9.7	9.7
Operating experience	1.7	1.2	2.7
Non-operating experience (including market movements)	-	(2.4)	(1.1)
Other capital movements
Subordinated debt issuance	-	0.7	1.2
Foreign currency translation impacts	(0.5)	0.9	1.6
Dividends paid	(0.8)	(0.9)	(1.3)
Methodology and calibration changes	-	(0.1)	(0.3)

Estimated Solvency II surplus at end of period	12.9	9.1	12.5

*	The methodology and assumptions used in calculating the Solvency II capital results are set out in note II (b) of Additional unaudited financial information.

The high quality and recurring nature of our operating capital generation and our disciplined approach to managing balance sheet risk has resulted in the Group’s shareholders’ Solvency II capital surplus being estimated at £12.9 billion4,5 at 30 June 2017 (equivalent to a solvency ratio of 202 per cent) compared with £12.5 billion (201 per cent) at 31 December 2016.

Prudential’s designation as a Global Systemically Important Insurer (G-SII) was reaffirmed by the IAIS in November 2016, based on the updated methodology published in June 2016. Prudential is monitoring the development and potential impact of the policy measures and is continuing to engage with the PRA on the implications of the policy measures and Prudential’s designation as a G-SII.

Local statutory capital

All of our subsidiaries continue to hold appropriate capital positions on a local regulatory basis. In the UK, at 30 June 2017, The Prudential Assurance Company Limited and its subsidiaries had an estimated Solvency II shareholder surplus of £5.3 billion9 (equivalent to a solvency ratio of 168 per cent) and a with-profits surplus10 of £4.1 billion (equivalent to a solvency ratio of 192 per cent).

Debt Portfolio

The Group continues to maintain a high-quality defensively positioned debt portfolio. Shareholders’ exposure to credit is concentrated in the UK annuity portfolio and the US general account, mainly attributable to Jackson’s fixed annuity portfolio. The credit exposure is well diversified and 98 per cent of our UK portfolio and 97 per cent of our US portfolio are investment grade. During the first half of 2017 there were no default losses in the US or the UK portfolio and reported impairments were minimal (2016: £32 million) in the US portfolio.

Financing and liquidity

Shareholders’ net core structural borrowings

	2017 £m	2016 £m
	30-Jun	30-Jun	31-Dec
Total borrowings of shareholder-financed operations	6,614	5,966	6,798
Less: Holding company cash and short-term investments	(2,657)	(2,546)	(2,626)

Net core structural borrowings of shareholder-financed operations	3,957	3,420	4,172

Gearing ratio*	20%	22%	22%
*	Net core structural borrowings as a proportion of IFRS shareholders’ funds plus net debt

Our financing and central liquidity position remained strong throughout the period. Our central cash resources amounted to £2.7 billion at 30 June 2017 (31 December 2016: £2.6 billion).

In addition to its net core structural borrowings of shareholder-financed operations set out above, the Group also has access to funding via the money markets and has in place a global commercial paper programme. As at 30 June 2017, we had issued commercial paper under this programme totalling £10 million and US$1,058 million.

Prudential’s holding company currently has access to £2.6 billion of syndicated and bilateral committed revolving credit facilities, provided by 19 major international banks, expiring between 2021 and 2022. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2017. The medium-term note programme, the US shelf programme (platform for issuance of SEC registered public bonds in the US market), the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential’s holding company and are intended to maintain a strong and flexible funding capacity.

Shareholders’ funds

The following table sets forth a summary of the movement in Prudential’s IFRS shareholder funds:

	2017 £m	2016 £m
	Half year	Half year	Full year
Profit after tax for the period	1,505	687	1,921
Exchange movements, net of related tax	(224)	806	1,161
Cumulative exchange gain of Korea life business recycled to profit and loss account	(61)	-	-
Unrealised gains and losses on Jackson securities classified as available for sale, net of related changes to deferred acquisition costs and tax	300	1,094	31
Dividends	(786)	(935)	(1,267)
Other	49	(2)	(135)

Net increase in shareholders’ funds	783	1,650	1,711
Shareholders’ funds at beginning of the period	14,666	12,955	12,955

Shareholders’ funds at end of the period	15,449	14,605	14,666

Shareholders’ value per share	597p	566p	568p

Return on Shareholders’ funds[2]	24%	24%	26%

Group IFRS shareholders’ funds at 30 June 2017 increased by 5 per cent to £15.4 billion (31 December 2016: £14.7 billion on an actual exchange rate basis), driven by the strength of the operating result, offset by dividend payments of £786 million representing the second interim dividend for 2016. In the first half of the period, UK sterling strengthened relative to the US dollar and various Asian currencies. With approximately 48 per cent of the Group IFRS net assets denominated in non-sterling currencies, this generated a negative exchange rate movement on net assets in the period. In addition, the fall in US long-term interest rates between the start and the end of the reporting period produced unrealised gains on fixed income securities held by Jackson accounted through other comprehensive income.

Corporate transactions

Entrance into Nigeria

In July 2017 the Group acquired a majority stake in Zenith Life of Nigeria and formed exclusive bancassurance partnerships with Zenith Bank in Nigeria and Ghana. The acquisition and bancassurance partnerships will see Prudential enter the market in Nigeria, Africa’s largest economy, with a population of over 180 million. This demonstrates Prudential’s commitment to Africa following the launch of businesses in Ghana and Kenya in 2014, in Uganda in 2015 and Zambia in 2016.

Disposal of Korea

In May 2017, the Group completed the sale of the Group’s life Insurance subsidiary in Korea, PCA Life Insurance Co., Ltd to Mirae Asset Life Insurance Co., Ltd. for KRW170 billion (equivalent to £117 million at 17 May 2017 closing rate).

Dividend

As in previous years, the first interim dividend for 2017 has been calculated formulaically as one third of the prior year’s full year ordinary dividend. The Board has approved a first interim dividend for 2017 of 14.50 pence per share, which equates to an increase of 12 per cent over the 2016 first interim dividend.

The Group’s dividend policy remains unchanged. The Board will maintain focus on delivering a growing ordinary dividend. In line with this policy, Prudential aims to grow the ordinary dividend by 5 per cent per annum. The potential for additional distributions will continue to be determined after taking into account the Group’s financial flexibility across a broad range of financial metrics and an assessment of opportunities to generate attractive returns by investing in specific areas of the business.

Notes:

1.	Following its sale in May 2017, the operating results exclude the contribution of the Korea life business. All comparative results have been similarly adjusted.
2.	Annualised operating profit after tax and non-controlling interests as percentage of opening shareholders’ funds.
3.	Includes UK life insurance and M&G.
4.	Before allowing for first interim dividend.
5.	The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus. The solvency positions include management’s estimate of transitional measures reflecting operating and market conditions at the valuation date. The estimated Group shareholder surplus would increase from £12.9 billion to £13.6 billion at 30 June 2017 if the approved regulatory transitional amount was applied instead.
6.	Comparable to 31 December 2016 on an actual exchange rate basis.
7.	Operating income comprises spread income, fee income, with-profits, insurance margin and expected shareholder return.
8.	Net inflows exclude Asia Money Market Fund (MMF) inflows of £499 million (2016: net inflows £656 million on an actual exchange rate basis). External funds under management exclude Asia MMF balances of £8,327 million (2016: £7,421 million on an actual exchange rate basis).
9.	The UK shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus. The solvency positions include management’s estimate of transitional measures reflecting operating and market conditions at the valuation date. The estimated UK shareholder surplus would increase from £5.3 billion to £6.0 billion at 30 June 2017 if the approved regulatory transitional amount was applied instead.
10.	The UK with-profits Solvency II surplus includes the PAC with-profits sub-fund, the Scottish Amicable Insurance Fund and the Defined Charge Participating Sub-Fund. The estimated solvency position allows for management’s estimate of transitional measures reflecting operating and market conditions at the valuation date.

Explanation of Movements in Profits Before Shareholder Tax by Nature of Revenue and Charges

The following table shows Prudential’s consolidated total revenue and consolidated total charges for the following periods.

	2017 £m	2016 £m
	Half year	Half year
Earned premiums, net of reinsurance	21,158	17,394
Investment return	20,629	17,062
Other income	1,222	1,085
Total revenue, net of reinsurance	43,009	35,541
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(35,442)	(30,939)
Acquisition costs and other expenditure	(5,330)	(3,563)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(216)	(169)
Disposal of Korea life business:
Cumulative exchange gain recycled from other comprehensive income	61	-
Remeasurement adjustments	5	-
Total charges, net of reinsurance	(40,922)	(34,671)
Share of profits from joint ventures and associates, net of related tax	120	86
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*	2,207	956
Less tax charge attributable to policyholders’ returns	(393)	(292)
Profit before tax attributable to shareholders	1,814	664
Total tax charge attributable to policyholders and shareholders	(702)	(269)
Adjustment to remove tax charge attributable to policyholders’ returns	393	292
Tax (charge) credit attributable to shareholders’ returns	(309)	23
Profit for the period attributable to equity holders of the Company	1,505	687
*	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
This is because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

Earned premiums, net of reinsurance

	2017 £m	2016 £m
	Half year	Half year
Asia operations	7,454	5,715
US operations	7,829	6,818
UK operations	5,875	4,861
Total	21,158	17,394

Earned premiums, net of reinsurance, for insurance operations totalled £21,158 million in half year 2017 compared to £17,394 million in half year 2016. The increase of £3,764 million for half year 2017 was driven by increases of £1,739 million in the Asia operations, £1,011 million in the US operations and £1,014 million in the UK operations.

a)	Asia

Earned premiums in Asia, net of reinsurance in half year 2017 were £7,454 million, an increase of 30 per cent compared to £5,715 million in half year 2016, on an actual exchange rate basis. Excluding the impact of exchange translation, earned premiums in Asia increased by 15 per cent compared to £6,473 million on a constant exchange rate basis in half year 2016.

The premiums reflect the aggregate of single and recurrent premiums of new business sold in the period and premiums on annual business sold in previous periods. The growth in earned premiums reflects increases for both factors.

We continue to favour new business premiums that are long-term and recurring in nature and with a high proportion of health and protection, as these are characteristics that mean our income is less sensitive to market cyclicality and variability in economic conditions.

Sales increased in the first half of 2017, highlighting the consistency in performance from our broad and diversified new business franchise. As reported previously, the business took the decision in the first half of 2016 to pull back from the third-party broker channel in Hong Kong, which is reflected in a decline in sales in this market. Excluding the broker channel in Hong Kong, sales in Asia have increased, reflecting the improved performance in our agency and bancassurance channels.

We have continued to see strong demand for our products in China reflecting our efforts to grow health and protection sales through the agency channel. In Hong Kong, we are also increasing our focus on health and protection. As expected, we are starting to see some moderation in the level of sales from Mainland China into Hong Kong, which is expected to continue in the second half of the year. In Indonesia, sales have stabilised as we continue to take steps to broaden our product offering, improve our productivity and accelerate the pace of business automation. In Singapore and Malaysia, we are broadening our product offering and increasing the productivity of our distribution channels. Vietnam, India and Taiwan also made strong contributions to sales.

b)	United States

Earned premiums, net of reinsurance in the US increased by 15 per cent from £6,818 million in half year 2016 to £7,829 million in half year 2017. Excluding the impact of exchange translation, earned premiums in the US increased by 1 per cent compared with £7,754 million on a constant exchange rate basis in half year 2016, including an increase in wholesale business.

Although industry volumes in the variable annuity market remain subdued following the declines in 2016, Jackson has continued to outperform the market1 with an increase in variable annuity sales in the first half of 2017, reflecting the competitive strengths of Jackson’s product offering and distribution capability. Total net inflows into Jackson’s separate account asset balances, which drive fee-based earnings on variable annuity business, remain positive at £2.0 billion (half year 2016: £2.6 billion).

c)	United Kingdom

Earned premiums, net of reinsurance for UK operations, increased from £4,861 million in half year 2016 to £5,875 million in half year 2017 primarily due to the sales of products that offer access to the PruFund’s smoothed multi-asset fund returns.

Our UK business has emerged successfully from regulatory change in the retail savings and retirement market, driven by the strength of investment performance of its with-profits fund and the transparent structure of PruFund, with its distinctive smoothing process. By extending access to the PruFund investment option to a wider range of product wrappers, we have been able to achieve rapid growth in market segments such as flexible personal pensions and ISAs.

[1]	©2017 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. 1Q 2017 Morningstar VA Report with Commentary.

Investment return

	2017 £m	2016 £m
	Half year	Half year
Asia operations	4,803	2,683
US operations	8,336	2,528
UK operations	7,440	11,950
Unallocated corporate	50	(99)
Total	20,629	17,062

Investment return, principally comprises interest income, dividends, investment appreciation/ depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit and loss and realised gains and losses, including impairment losses, on securities designated as available-for-sale. Movements in unrealised appreciation/depreciation of Jackson’s debt securities designated as amortised cost and available-for-sale are not reflected in investment return but are recorded in other comprehensive income.

Allocation of investment return between policyholders and shareholders

Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, or to policyholders or the unallocated surplus of with-profits funds, the latter two of which have no direct impact on shareholders’ profit. The table below provides a breakdown of the investment return for each regional operation attributable to each type of business.

	2017 £m	2016 £m
	Half year	Half year
Asia operations
Policyholder returns
Assets backing unit-linked liabilities	1,534	220
With-profits business	2,509	1,726
	4,043	1,946
Shareholder returns	760	737
Total	4,803	2,683
US operations
Policyholders returns assets held to back (separate account) unit-linked liabilities	8,818	2,069
Shareholder returns	(482)	459
Total	8,336	2,528
UK operations
Policyholder returns
Scottish Amicable Insurance Fund (SAIF)	247	446
Assets held to back unit-linked liabilities	1,269	1,122
With-profits fund (excluding SAIF)	5,019	6,756
	6,535	8,324
Shareholder returns	905	3,626
Total	7,440	11,950
Unallocated corporate
Shareholder returns	50	(99)
Group Total
Policyholder returns	19,396	12,339
Shareholder returns	1,233	4,723
Total	20,629	17,062

Policyholder returns

The returns as shown in the table above are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

•	Unit-linked business in the UK and Asia and Scottish Amicable Insurance Fund (SAIF) in the UK, for which the investment returns are wholly attributable to policyholders;
•	Separate account business of US operations, the investment returns of which are also wholly attributable to policyholders; and
•	With-profits business (excluding SAIF) in the UK and Asia (in which the shareholders’ economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK 10 per cent)). Except for this surplus the investment returns of the with-profits funds are attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

The investment returns related to the types of business mentioned above do not impact shareholders’ profits directly. However there is an indirect impact, for example, investment-related fees or the effect of investment returns on the shareholders’ share of the cost of bonuses of with-profits funds.

Investment returns for unit-linked and similar products have a reciprocal impact on benefits and claims, with an increase/decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement on unallocated surplus that arises from such returns.

Shareholder returns

For shareholder-backed non-participating business in the UK (comprising its shareholder-backed annuity and other non-linked non-participating business) and of the Asia operations, the investment returns are not directly attributable to policyholders and therefore, impact shareholders’ profit directly. However, for UK shareholder-backed annuity business where the durations of asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under ‘grandfathered’ UK GAAP and under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders’ profits of the investment returns of the assets backing liabilities of the UK shareholder-backed annuity business is determined after taking into account the consequential effect on the movement in policyholder liabilities.

Changes in shareholders’ investment returns for US operations reflect primarily movements in the investment income, and realised gains and losses together with movements in the value of the derivative instruments held to manage interest rate exposures and durations within the general account (including variable annuity and fixed index annuity guarantees), GMIB reinsurance and equity derivatives held to manage the equity risk exposure of guarantee liabilities. Separately, within Benefits and Claims, there is a charge for the allocation made to policyholders through the application of crediting rates for Jackson’s relevant lines of business.

The majority of the investments held to back the US general account business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realised gains and losses (including impairment losses). However, movements in unrealised appreciation or depreciation are recognised in other comprehensive income. The return on these assets is attributable to shareholders.

Reasons for period-on-period changes in investment returns

With two exceptions, all Prudential investments are carried at fair value in the statement of financial position with fair value movements, which are volatile from period to period, recorded in the income statement. The exceptions are for:

(i)

debt securities in the general account of US operations, the return on which is attributable to shareholders and which are accounted for on an IAS 39 available-for-sale basis. In this respect, realised gains and losses (including impairment losses) are recorded in the income statement, while movements in unrealised appreciation (depreciation) are booked as other comprehensive income. As a result, the changes in unrealised fair value of these debt securities are not reflected in Prudential’s investment returns in the income statement. The unrealised gains and losses in the income statement of US operations primarily arise on the assets of the US separate account business; and

(ii)	loans and receivables, which are generally carried at amortised cost (unless designated at fair value through profit and loss).

Subject to the effect of these two exceptions, the period-on-period changes in investment returns primarily reflect the generality of overall market movements for equities, debt securities and, in the UK, for investment property mainly held by with-profits funds. In addition, for Asia and US separate account business, foreign exchange rates affect the sterling value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment returns for overseas operations are translated at average exchange rates.

a)	Asia

The table below provides an analysis of investment return attributable to Asia operations for the periods presented:

	2017 £m	2016 £m
	Half year	Half year
Interest/dividend income (including foreign exchange gains and losses)	783	719
Investment appreciation*	4,020	1,964
Total	4,803	2,683
*	Investment appreciation comprises net realised and unrealised gains and losses on the investments.

In Prudential’s Asia operations, equities and debt securities accounted for 38 per cent and 55 per cent, respectively of the total investment portfolio at 30 June 2017. The remaining 7 per cent of the total investment portfolio was primarily loans and deposits with credit institutions. At 30 June 2016, the total proportion of the investment portfolio invested in equities and debt securities was 37 per cent and 58 per cent respectively, with the remaining 5 per cent similarly invested in loans and deposits with credit institutions. In Asia, investment returns increased from £2,683 million in half year 2016 to £4,803 million in half year 2017. This increase in investment returns primarily reflects investment appreciation of £2,056 million from £1,964 million in half year 2016 to £4,020 million in half year 2017 due to favourable movements in equity markets across the region and gains on bonds in certain business units from falling interest rates.

b)	United States

The table below provides an analysis of investment return attributable to US operations for the periods presented:

	2017 £m	2016 £m
	Half year	Half year
Investment return of investments backing US separate account liabilities	8,818	2,069
Other investment returns	(482)	459
Total	8,336	2,528

In the US, investment returns increased from £2,528 million in half year 2016 to £8,336 million in half year 2017. This £5,808 million favourable change arose from an increase of £6,749 million in the investment returns on investments backing variable annuity separate account liabilities from a gain of £2,069 million in half year 2016 to a gain of £8,818 million in half year 2017 and this increase was partially offset by a decrease in other investment returns from a gain of £459 million to a loss of £482 million. The primary driver for the increase in investment returns on investments backing variable annuity separate account liabilities, as compared to the same period in 2016, was the more favourable movement in the US equity markets in half year 2017 than that experienced in half year 2016. The decrease of £941 million in other investment returns reflects the value movements in derivatives held to manage interest rate and equity risk exposures as noted previously and as discussed in note B1.2 to the unaudited condensed consolidated interim financial statements.

c)	United Kingdom

The table below provides an analysis of investment returns attributable to UK operations for the periods presented:

	2017 £m	2016 £m
	Half year	Half year
Interest/dividend income	3,442	3,363
Investment appreciation (depreciation) and other investment returns	3,998	8,587
Total	7,440	11,950

In Prudential’s UK operations, equities, debt securities and investment properties accounted for 29 per cent, 47 per cent and 8 per cent, respectively of the total investment portfolio at 30 June 2017. The remaining 16 per cent of the total investment portfolio at 30 June 2017 comprised loans, deposits with credit institutions, investment in partnerships in investment pools and derivative assets. At 30 June 2017, the total proportion of the investment portfolio held in equities, debt securities and investment properties was of a similar magnitude to that as at 30 June 2016. The decrease in investment appreciation and other investment returns from a gain of £8,587 million in half year 2016 to a gain of £3,998 million in half year 2017 primarily reflects the more significant gains on bonds in the prior period due to the fall in UK gilt yields in the first half of 2016. The investment appreciation in half year 2017 primarily reflects valuation movement due to the favourable equity markets during the period.

d)	Unallocated corporate and intragroup elimination

The investment returns for unallocated corporate and intragroup elimination increased by £149 million from a loss of £99 million in half year 2016 to a gain of £50 million in half year 2017. The returns in the period include the unrealised value movements on financial instruments and foreign exchange items.

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	2017 £m	2016 £m
	Half year	Half year
Asia operations*	(9,281)	(6,064)
US operations	(15,056)	(9,704)
UK operations*	(11,105)	(15,171)
Total	(35,442)	(30,939)
*	After elimination of intra-group transactions between these two segments.

Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders). Benefits and claims are amounts attributable to policyholders. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

The underlying reasons for the period to period changes in benefits and claims and movement in unallocated surplus in each of Prudential’s regional operations are changes in the incidence of claims incurred, increases or decreases in policyholders’ liabilities, and movements in unallocated surplus of with-profits funds.

The charge for total benefits and claims and movement in unallocated surplus, net of reinsurance, of with-profits funds increased to £35,442 million in half year 2017 from £30,939 million in half year 2016. The amounts of the period to period change attributable to each of the underlying reasons as stated above are shown below:

	2017 £m	2016 £m
	Half year	Half year
Claims incurred, net of reinsurance	(15,069)	(12,196)
Increase in policyholder liabilities, net of reinsurance	(19,443)	(18,450)
Movement in unallocated surplus of with-profits funds	(930)	(293)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(35,442)	(30,939)

The charge for benefits and claims and movements in unallocated surplus, net of reinsurance of £35,442 million for half year 2017 (half year 2016: £30,939 million) shown in the table above includes the effect of accounting for investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

Additionally, the movement in policyholder liabilities and unallocated surplus of with-profits funds represents the amount recognised in the income statement and therefore excludes the effect of foreign exchange translation differences on the policyholder liabilities of foreign subsidiaries and the movement in liabilities arising on acquisitions and disposals of subsidiaries in the period.

The movement in policyholder liabilities recognised in the income statement includes reserving for inflows from premiums net of upfront charges, release of liabilities for claims paid on surrenders, withdrawals, maturities and deaths, change due to investment return to the extent of the amounts allocated to policyholders or reflected in the measurement of the policyholder liabilities and other changes in the liability measurement.

However, the principal driver for the period on period variations in the increases and decreases in policyholder liabilities is the investment return element due to the inherent nature of market fluctuations.

These variations are driven by changes to investment returns reflected in the balance sheet measurement of liabilities for Prudential’s with-profits, SAIF and unit-linked policies (including the US separate account business). In addition, for those liabilities under IFRS, in particular liabilities relating to the UK annuity business, where the measurement reflects the yields on assets backing the liabilities, the period to period changes in investment yields also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in the policyholder liabilities.

An analysis of statement of financial position movements in policyholder liabilities and unallocated surplus of with-profits funds is provided in note C4.1 to the unaudited condensed consolidated financial statements. The policyholder liabilities shown in the analysis in note C4.1 are gross of reinsurance and include the full movement in the period of investment contracts without discretionary participating features (as defined in IFRS 4). Further, this analysis has been prepared to include the Group’s share of the policyholder liabilities of the Asia joint ventures that are accounted for on an equity method basis in the Group’s financial statements.

The principal variations in the increases or decreases in policyholder liabilities and movements in unallocated surplus of with-profits funds for each regional operation are discussed further below.

a)	Asia

In half year 2017, the charge for benefits and claims and movement in unallocated surplus of with-profits funds totalled £9,281 million, representing an increase of £3,217 million compared to £6,064 million in half year 2016. The amounts of the period to period change attributable to each of the underlying reasons are shown below:

	2017 £m	2016 £m
	Half year	Half year
Claims incurred, net of reinsurance	(2,495)	(1,988)
Increase in policyholder liabilities, net of reinsurance	(6,291)	(4,502)
Movement in unallocated surplus of with-profits funds	(495)	426
Benefits and claims and movement in unallocated surplus, net of reinsurance	(9,281)	(6,064)

The growth in policyholder liabilities reflected the increase due to the combined growth of new business and the in-force books in the region.

The variations in the increases or decreases in policyholder liabilities in individual periods were however, primarily due to movements in investment returns. This was as a result of asset value movements, which are reflected in the unit value of the unit-linked policies that represent a significant proportion of Asian business. In addition, the policyholder liabilities of the Asian operations’ with-profits policies also fluctuated with the investment performance of the funds.

b)	United States

Except for institutional products and certain term annuities which are classified as investment products under IAS 39, the products are accounted for as insurance contracts for IFRS reporting purposes. On this basis of reporting, deposits into these products are recorded as premiums while, withdrawals and surrenders are included in benefits and claims, and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also include interest credited to policyholders in respect of deposit products less fees charged on these policies.

In half year 2017, the accounting charge for benefits and claims increased by £5,352 million to £15,056 million compared to £9,704 million in the same period in the prior year. The amounts of the period to period change attributable to each of the underlying reasons are described below:

	2017 £m	2016 £m
	Half year	Half year
Claims incurred, net of reinsurance	(6,962)	(5,007)
Increase in policyholder liabilities, net of reinsurance	(8,094)	(4,697)
Benefits and claims, net of reinsurance	(15,056)	(9,704)

The period-on-period movement in claims incurred for US operations as shown in the table above also includes the effect of translating the US results into pounds sterling at the average exchange rates for the relevant periods.

The charges in each period comprise amounts in respect of variable annuity and other business. There are two principal factors that contribute to the variations in the charge in any given period First, the level of net flows into the business (comprising premiums less maturities and surrenders), which for half year 2017 were £1,958 million compared to £2,855 million for half year 2016. The second principal effect is the investment returns on the assets backing the policyholder liabilities, which has increased during the period primarily due to favourable equity markets in the US. In particular, the investment returns on the assets backing the variable annuity separate account liabilities increased from £2,069 million in half year 2016 to £8,818 million in half year 2017.

c)	United Kingdom

The overall charge for benefits, claims and the transfer to unallocated surplus decreased from £15,171 million charge in half year 2016 to £11,105 million in half year 2017. The amounts of the period to period change attributable to each of the underlying reasons are shown below, together with a further analysis of the change in policyholder liabilities by type of business:

	2017 £m	2016 £m
	Half year	Half year
Claims incurred, net of reinsurance	(5,615)	(5,201)
(Increase) decrease in policyholder liabilities, net of reinsurance:
SAIF	179	13
Shareholder-backed annuity business	523	(2,692)
Unit-linked and other non-participating business	(826)	(488)
With-profits (excluding SAIF)	(4,934)	(6,084)
	(5,058)	(9,251)
Movement in unallocated surplus of with-profits funds	(432)	(719)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(11,105)	(15,171)

Claims incurred in the UK operations of £5,615 million in half year 2017 represented an increase from £5,201 million incurred in half year 2016.

As has been explained above, the principal driver for variations in amounts allocated to the policyholders is changes to investment returns.

In aggregate, as a result of the lower market returns in half year 2017 compared to half year 2016 there has been a corresponding impact on benefits and claims and movements in unallocated surplus of with-profits funds in this half year, moving from a net charge of £15,171 million in half year 2016 to a net charge of £11,105 million in half year 2017.

SAIF is a ring-fenced fund with no new business written. The decrease in policyholder liabilities in SAIF reflects the run off of the underlying liabilities. The variations from period to period are, however, affected by the market valuation movement of the investments held by SAIF, which are wholly attributable to policyholders.

For shareholder-backed annuity business, the decreases/(increases) in policyholder liabilities reflect the effect of altered investment yield reflected in the discount rate applied in the measurement of the liabilities and other altered assumptions where relevant, together with net flows into this line of business. Following the withdrawal from selling non-profit retail annuities which have higher capital requirements than other lines of business, net flows were negative in the period thereby reducing policyholder liabilities.

For unit-linked business, the variations in the increases in the related policyholder liabilities were primarily due to the movement in the market value of the unit-linked assets as reflected in the unit value of the unit-linked policies.

The part of Prudential where variations in amounts attributed to policyholder liabilities and unallocated surplus are most significant is the UK with-profits business (excluding SAIF). The liabilities for UK with-profits policyholders are determined on an asset-share basis that incorporates the accumulation of investment returns and all other items of income and outgoings that are relevant to each policy type. Accordingly, movement in the policyholder liabilities in the income statement will fluctuate with the investment returns of the fund. Separately, the excess of assets over liabilities of the fund represents the unallocated surplus. This surplus will also fluctuate on a similar basis to the market value movement on the investment assets of the funds with the movement reflected in the income statement. In addition, other items of income and expenditure affect the level of movement in policyholder liabilities (to the extent reflected in asset shares) and unallocated surplus.

The correlation between total net income (loss) before benefits and claims and movement in unallocated surplus, on the one hand, and the (charge) credit for benefits and claims and movement in unallocated surplus, on the other, for the UK component of the PAC with-profits fund (excluding SAIF) principally arises due to the following factors:

(a)	Investment returns included in full in the income statement and are attributable either to contracts or unallocated surplus.

(b)	Investment returns, to the extent attributable to contracts, directly affect asset-share liabilities, which are reflected in the income statement through changes in policyholder liabilities.

(c)	Investment returns, to the extent attributable to unallocated surplus, form the majority part of the movement in such surplus in the income statement.

Separately, the cost of current year bonuses which is attributable to policyholders is booked within the movement in policyholder liabilities. One-ninth of the declared cost of policyholders’ bonus is attributable to shareholders and represents the shareholders’ profit. Both of these amounts, by comparison with the investment returns, movement in other constituent elements of the change in policyholder liabilities and the change in unallocated surplus, are relatively stable from period to period.

The surplus for distribution in future years will reflect the aggregate of policyholder bonuses and the cost of bonuses attributable to shareholders, which is currently set at 10 per cent. In general, the policyholder bonuses comprise the aggregate of regular and final bonuses. When determining policy payouts, including final bonuses, Prudential considers asset shares of specimen policies. Where policies are invested in one of the PruFund Range of Funds, the approach differs; such policies participate in profits by means of an increase in the unit price of the selected investment fund.

Prudential does not take into account the surplus assets of the long-term fund, or the investment returns, in calculating asset shares. Asset-shares are used in the determination of final bonuses, together with requirements concerning treating customers fairly, the need to smooth claim values and payments from year to year and competitive considerations.

In the unlikely circumstance that the depletion of excess assets within the long-term fund was such that Prudential’s ability to treat its customers fairly was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders’ funds to the long-term funds to provide financial support.

Acquisition costs and other expenditure

	2017 £m	2016 £m
	Half year	Half year
Asia operations	(2,200)	(1,769)
US operations	(1,234)	(598)
UK operations	(1,947)	(1,223)
Unallocated corporate and intragroup elimination	51	27
Total	(5,330)	(3,563)

Total acquisition costs and other expenditure of £5,330 million in half year 2017 were 50 per cent higher than the £3,563 million incurred in half year 2016. In general, acquisition costs and other expenditure comprise acquisition costs incurred for insurance policies, change in deferred acquisition costs, operating expenses and movements in amounts attributable to external unit holders. Movements in amounts attributable to external unit holders are in respect of the funds managed on behalf of third parties which are consolidated but have no recourse to the Group and reflect the change in the overall returns in these funds in the period.

a)	Asia

Total acquisition costs and other expenditure for Asia in half year 2017 were £2,200 million representing an increase of £431 million compared with £1,769 million in half year 2016. The increase of £431 million includes an exchange translation impact of £230 million. Excluding the currency volatility, the total acquisitions and other expenditure increased by £201 million from half year 2016 to half year 2017.

The period on period increase primarily reflects increased acquisition costs, net of change in deferred acquisition costs following a rise in sales in the period together with increases in other operating expenses as the business continues to expand.

b)	United States

Total acquisition costs and other expenditure for the US of £1,234 million in half year 2017 represented an increase of £636 million against the £598 million incurred in half year 2016. The increase of £636 million includes an exchange translation impact of £82 million. Excluding the currency volatility, total acquisition costs and other expenditure increased by £554 million from half year 2016 to half year 2017.

The period on period increase primarily reflects changes in the amortisation of deferred acquisition costs in the income statement which, excluding the impact of currency volatility, increased by £436 million from a credit of £431 million (on a constant exchange rate basis) in half year 2016 to a charge of £5 million in half year 2017. A significant element is due to the amortisation attaching to the varying level of short-term fluctuations in investment returns in each period.

c)	United Kingdom

Total acquisition costs and other expenditure for the UK increased by 59 per cent from £1,223 million in half year 2016 to £1,947 million in half year 2017. This increase arose primarily from the increase in the charge for investment gains attributable to external unit-holders relating to funds managed on behalf of third parties which are consolidated but have no recourse to the Group, such charges increased by £549 million from £121 million in half year 2016 to £670 million in half year 2017.

d)	Unallocated corporate and intragroup elimination

Other net expenditure comprising a credit of £51 million in half year 2017 increased compared to the credit of £27 million in half year 2016. Other net expenditure comprises both the other expenditure of the unallocated corporate and elimination of intragroup income and expenses such as the asset management fees charged by the Group’s asset management businesses to the insurance operations.

Exchange Rate Information

Prudential publishes its consolidated financial statements in pounds sterling. References in this document to ‘US dollars’, ‘US$’, ‘$’ or ‘¢’ are to US currency, references to ‘pounds sterling’, ‘£’, ‘pounds’, ‘pence’ or ‘p’ are to UK currency (there are 100 pence to each pound) and references to ‘Euro’ or ‘€’ are to the single currency adopted by the participating members of the European Union. The following table sets forth for each period the average of the noon buying rates on the last business day of each month of that period, as certified for customs purposes by the Federal Reserve Bank of New York, for pounds sterling expressed in US dollars per pound sterling for each of the reported periods. Prudential has not used these rates to prepare its consolidated financial statements.

Period	Average rate
Six months ended 30 June 2016	1.43
Twelve months ended 31 December 2016	1.35
Six months ended 30 June 2017	1.26

The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low
February 2017	1.26	1.24
March 2017	1.26	1.22
April 2017	1.29	1.24
May 2017	1.30	1.28
June 2017	1.30	1.26
July 2017	1.31	1.29

On 4 August 2017, the latest practicable date prior to this filing, the noon buying rate was £1.00 = $1.30.

EEV Basis, New Business Results and Free Surplus Generation

In addition to IFRS basis results, Prudential’s filings with the UK Listing Authority, the Stock Exchange of Hong Kong, the Singapore Stock Exchange and Group Annual Reports include reporting by Key Performance Indicators (‘KPIs’). These include results prepared in accordance with the European Embedded Value (‘EEV’) Principles and Guidance issued by the European Insurance CFO Forum, New Business and Free Surplus Generation measures.

The EEV basis is a value-based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders’ funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (based on statutory solvency capital or economic capital where higher and free surplus) of Prudential’s life insurance operations. Prudential publishes its EEV results semi-annually in the UK, Hong Kong and Singapore markets.

New business results are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. New business results are categorised as single premiums and annual regular premiums. New business results are also summarised by annual premium equivalents (APE) which are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. The amounts are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. EEV basis new business profits and margins are also published semi-annually.

Underlying free surplus generation is used to measure the internal cash generation by our business units. For the insurance operations it represents amounts maturing from the in-force business during the period less investment in new business and excludes other non-operating items. For asset management it equates to post-tax IFRS operating profit based on longer-term investment return for the period.

Additional Information on Liquidity and Capital Resources

Prudential Capital operates a central treasury function for Prudential, which has overall responsibility for managing Prudential’s capital funding program as well as its central cash and liquidity positions. Prudential arranges the financing of each of its subsidiaries primarily by raising external finance either at the parent company level or at the operating company level.

After making sufficient enquiries the directors of Prudential have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that the financial statements are approved.

Liquidity sources

The parent company including the central finance subsidiaries held cash and short-term investments of £2,657 million as at 30 June 2017 and £2,626 million as at 31 December 2016. The sources of cash in half year 2017 included dividends, loans and net cash amounts received from operating subsidiaries. Prudential received £1,230 million in net cash remittances from business units in half year 2017, compared with £1,118 million received in half year 2016. These remittances primarily comprise dividends from business units and the shareholders’ statutory transfer from the PAC long-term with-profits fund (UK Life Fund) relating to earlier bonus declarations.

Dividends, loans and net cash amounts received from subsidiaries

Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In PAC, Prudential’s largest operating subsidiary, distributable reserves arise from the emergence of profits from the company’s long-term business. For the company’s with-profits business the profits reflect the profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with-profit products. Prudential’s insurance and fund management subsidiaries’ ability to pay dividends and loans to the parent company is restricted by various laws and regulations. Jackson is subject to state laws that limit the dividends payable to its parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner. The table below shows the dividends, loans and other net cash amounts received by Prudential from the principal operating subsidiaries for the first half of 2017 and 2016.

	2017 £m	2016 £m
	Half year	Half year
Asia Operations	350	258
US Operations	475	339
UK Life	215	215
M&G	175	150
Prudential Capital	15	25
Other UK	-	131
Total	1,230	1,118

Each of Prudential’s main operations generates sufficient profits to pay dividends to the parent. The amount of dividends paid by the operations is determined after considering the development, growth and investment requirements of the operating businesses. Prudential does not believe that the legal and regulatory restrictions on the ability of any one of its businesses to pay dividends to the parent, constitutes a material limitation on the ability of Prudential plc to meet its cash obligations.

Consolidated Cash Flows

The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in Prudential’s unaudited condensed consolidated interim financial statements.

Net cash outflows in the first half of 2017 were £140 million. This amount comprised inflows of £90 million from operating activities and £757 million from investing activities, less outflows of £987 million from financing activities. During the first half of 2016 net cash inflows were £57 million comprising inflows of £803 million from operating activities, less outflows of £334 million from investing activities and £412 million from financing activities.

As at 30 June 2017, the Group held cash and cash equivalents of £9,893 million compared with £10,065 million at 31 December 2016, an decrease of £172 million (representing net cash outflows of £140 million outlined above, and the effect of exchange rate changes of £32 million).

Contingencies and Related Obligations

Details of the main changes to Prudential’s contingencies and related obligations that have arisen in the six month period ended 30 June 2017 are set out in note D2 to the unaudited condensed consolidated interim financial statements.

Derivative Financial Instruments

Details of the uses of derivative financial instruments by Prudential are as provided in the Group’s 2016 annual report on Form 20-F.

Risk Management

1.	Introduction

We continue to operate in a global environment of political uncertainty, although financial markets have remained resilient through the first half of the year. As we position ourselves, we remain mindful of the uncertain environment from a political, economic and social perspective.

As in previous years, we continue to maintain a strong and sustained focus on planning for the possibility of, and ultimately managing, the market volatility and macroeconomic uncertainty arising from the global environment. Our Risk Management Framework and risk appetite have allowed us to successfully control our risk exposure throughout the year. Our governance, processes and controls enable us to deal with the uncertainty ahead in order to continue helping our customers achieve their long-term financial goals.

Our results show that, even in times of such unpredictability, we can generate value for our shareholders by selectively taking exposure to risks that are adequately rewarded and that can be appropriately quantified and managed. We retain risks within a clearly defined risk appetite, where we believe doing so contributes to value creation and the Group is able to withstand the impact of an adverse outcome. For our retained risks, we ensure that we have the necessary capabilities, expertise, processes and controls to appropriately manage the exposure.

This section explains the main risks inherent in our business and how we manage those risks, with the aim of ensuring we maintain an appropriate risk profile.

2.	Risk governance, culture and our risk management cycle

Prudential defines ‘risk’ as the uncertainty that we face in successfully implementing our strategies and objectives. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of the Group. Accordingly, material risks will be retained selectively where we think there is value to do so, and where it is consistent with the Group’s risk appetite and philosophy towards risk-taking.

The following section provides more detail on our risk governance, culture and risk management process.

a.	Risk governance

Our risk governance comprises the organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that the Group Head Office and our business units establish to make decisions and control their activities on risk-related matters. This encompasses individuals, Group-wide functions and committees involved in managing risk.

i.	Risk committees and governance structure

Our Risk governance structure is led by the Group’s Risk Committee, supported by independent non-executives on risk committees of major subsidiaries. These committees monitor the development of the risk management framework, the Group’s risk appetites, limits, and policies, as well as its risk culture. We have a comprehensive risk management cycle in place to identify, measure, manage and monitor our risk exposures.

In addition to our risk committees, there are various executive risk forums to ensure risk issues are shared and considered across the Group. These are led by the Group Executive Risk Committee which is supported by a number of specific sub-committees including security and information security where specialist skills and knowledge are required.

ii.	Risk Management Framework

The Group’s Risk Management Framework has been developed to monitor and manage the risk of the business at all levels and is owned by the Board. The aggregate Group exposure to the key risk drivers is monitored and managed by the Group Risk function which is responsible for reviewing, assessing and reporting on the Group’s risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

The Framework requires all our businesses and functions to establish processes for identifying, evaluating and managing the key risks faced by the Group – the ‘Risk Management Cycle’ (see below) is based on the concept of the ‘three lines of defence’, comprising risk taking and management, risk control and oversight, and independent assurance.

A major part of the Risk Management Cycle is the annual assessment of the Group’s risks which are considered key. These key risks range from risks associated with the economic, market, political and regulatory environment; those that we assume when writing our insurance products and by virtue of the investments we hold; and those that are inherent in our business model and its operation. This is used to inform risk reporting to the risk committees and the Board for the year.

iii.	Risk appetite, limits and triggers

The extent to which we are willing to take risk in the pursuit of our objective to create shareholder value is defined by a number of risk appetite statements, operationalised through measures such as limits, triggers and indicators. The Group risk appetite is approved by the Board and is set with reference to economic and regulatory capital, liquidity and earnings volatility. The Group risk appetite is aimed at ensuring that we take an appropriate level of aggregate risk and covers all risks to shareholders, including those from participating and third party business.

We have no appetite for material losses (direct or indirect) suffered as a result of failing to develop, implement and monitor appropriate controls to manage operational risks. Group limits operate within the risk appetite to constrain the material risks, while triggers and indicators provide further constraint and ensure escalation. The Group Chief Risk Officer determines the action to be taken upon all breaches of Group limits.

The Group Risk function is responsible for reviewing the scope and operation of these measures at least annually, to determine that they remain relevant. The Board approves all changes made to the Group’s Risk Appetite Framework. We define and monitor aggregate risk limits based on financial and non-financial stresses for our earnings volatility, liquidity and capital requirements.

Earnings volatility:

The objectives of the aggregate risk limits seek to ensure that:

•	The volatility of earnings is consistent with the expectations of stakeholders;
•	The Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and
•	Earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies.

The two measures used to monitor the volatility of earnings are IFRS operating profit and EEV operating profit, although IFRS and EEV total profits are also considered.

Liquidity:

The objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios. Risk appetite with respect to liquidity risk is measured using a Liquidity Coverage Ratio which considers the sources of liquidity versus liquidity requirements under stress scenarios.

Capital requirements:

The limits aim to ensure that:

•	The Group meets its internal economic capital requirements;
•	The Group achieves its desired target rating to meet its business objectives; and
•	Supervisory intervention is avoided.

The two measures used at the Group level are Solvency II capital requirements and internal economic capital requirements. In addition, capital requirements are monitored on local statutory bases.

The Group Risk Committee is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions from our local business units to calculate the Group’s aggregated position (allowing for diversification effects between local business units) relative to the aggregate risk limits.

iv.	Risk policies

These set out the specific requirements which cover the fundamental principles for risk management within the Group Risk Framework. Policies are designed to give some flexibility so that business users can determine how best to comply with policies based on their local expertise.

There are core risk policies for credit, market, insurance, liquidity and operational risks and a number of internal control policies covering internal model risk, underwriting, dealing controls and tax risk management. They form part of the Group Governance Manual, which was developed to make a key contribution to the sound system of internal control that we maintain in line with the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units must confirm that they have implemented the necessary controls to evidence compliance with the Group Governance Manual on an annual basis.

v.	Risk standards

The Group-wide Operating Standards provide supporting detail to the higher level risk policies. In many cases they define the minimum requirements for compliance with Solvency II regulations which in some areas are highly prescriptive. The standards are more detailed than policies.

b.	Our risk culture

Culture is a strategic priority of the Board who recognise the importance of good culture in the way that we do business. Risk culture is a subset of broader organisational culture, which shapes the organisation-wide values that we use to prioritise risk management behaviours and practices.

An evaluation of risk culture is part of the Risk Management Framework and in particular seeks to identify evidence that:

•	Senior management in business units articulate the need for good risk management as a way to realise long-term value and continuously support this through their actions;
•	Employees understand and care about their role in managing risk – they are aware of and openly discuss risk as part of the way they perform their role; and
•	Employees invite open discussion on the approach to the management of risk.

Key aspects of risk culture are also communicated through the Code of Conduct and the policies in the Group Governance Manual, including the commitments to the fair treatment of our customers and staff. The approach to the management of risk also is a key part of the evaluation of the remuneration of executives. Risk culture is an evolving topic across the financial services industry and we are working to evaluate and embed a strong risk culture.

c.	The risk management cycle

The risk management cycle comprises processes to identify, measure and assess, manage and control, and monitor and report on our risks.

i.	Risk identification

Group-wide risk identification takes place throughout the year and includes processes such as our Own Risk and Solvency Assessment (ORSA) and the horizon-scanning performed as part of our emerging risk management process.

On an annual basis, a top-down identification of the Group’s key risks is performed which considers those risks that have the greatest potential to impact the Group’s operating results and financial condition. A bottom-up process of risk identification is performed by the business units who identify, assess and document risks, with appropriate coordination and challenge from the risk functions.

The Group ORSA report pulls together the analysis performed by a number of risk and capital management processes, which are embedded across the Group, and provides quantitative and qualitative assessments of the Group’s risk profile, risk management and solvency needs on a forward-looking basis. The scope of the report covers the full known risk universe of the Group.

The Directors perform a robust assessment of the principal risks facing the Company, through the Group ORSA report and the risk assessments done as part of the business planning review, including how they are managed and mitigated.

Reverse stress testing, which requires us to ascertain the point of business model failure, is another tool that helps us to identify the key risks and scenarios that may materially impact the Group.

Our emerging risk management process identifies potentially material risks which have a high degree of uncertainty around timing, magnitude and propensity to evolve. The Group holds emerging risk sessions over the year to identify emerging risks which includes input from local subject matter and industry experts. We maintain contacts with thought leaders and peers to benchmark and refine our process.

The risk profile is a key output from the risk identification and risk measurement processes, and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The risk identification processes support the creation of our annual set of key risks, which are then given enhanced management and reporting focus.

ii.	Risk measurement and assessment

All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks which are material and mitigated by holding capital are modelled in the Group’s internal model, which is used to determine capital requirements under Solvency II and our own economic capital basis. Governance arrangements are in place to support the internal model, including independent validation and process and controls around model changes and limitations.

iii.	Risk management and control

The control procedures and systems established within the Group are designed to reasonably manage the risk of failing to meet business objectives and are detailed in the Group risk policies. This can only provide reasonable and not absolute assurance against material misstatement or loss. They focus on aligning the levels of risk-taking with the achievement of business objectives.

The management and control of risks are set out in the Group risk policies, and form part of the holistic risk management approach under the Group’s ORSA. These risk policies define:

•	The Group’s risk appetite in respect of material risks, and the framework under which the Group’s exposure to those risks is limited;
•	The processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way; and
•	The flows of management information required to support the measurement and management of the Group material risk profile and to meet the needs of external stakeholders.

The methods and risk management tools we employ to mitigate each of our major categories of risks are detailed in section 4 below.

iv.	Risk monitoring and reporting

The identification of the Group’s key risks informs the management information received by the Group risk committees and the Board. Risk reporting of key exposures against appetite is also included, as well as ongoing developments in other key and emerging risks.

3.	Summary risks

The table below is a summary of the key risks facing the Group, which can be grouped into those which apply to us because of the global environment in which we operate, and those which arise as a result of the business that we operate – including risks arising from our investments, the nature of our products and from our business operations.

‘Macro’- risks

Some of the risks that we are exposed to are necessarily broad given the external influences which may impact on the Group. These risks include:

•	Global economic conditions. Changes in global economic conditions can impact us directly; for example by leading to poor returns on our investments and increasing the cost of promises we have made to our customers. They can also have an indirect impact; for example economic pressures could lead to decreased savings, reducing the propensity for people to buy our products. Global economic conditions may also impact on regulatory risk for the Group by changing prevailing political attitudes towards regulation.
•	Geopolitical risk. The geopolitical environment is increasingly uncertain with political upheaval in the UK, the US and the Eurozone. Uncertainty in these regions, combined with conflict in the Middle East and increasing tensions in east Asia underline that geopolitical risks are truly global and their potential impacts are wide-ranging; for example through increased regulatory risk. The geopolitical and economic environments are increasingly closely linked, and changes in the political arena may have direct or indirect impacts on our Group.
•	Digital disruption. The emergence of advanced technologies such as artificial intelligence and blockchain is providing an impetus for companies to rethink their existing operating models and how they interact with their customers. Prudential is embracing the opportunities presented by digitalisation and is closely monitoring any risks which arise.

Risks from our investments	Risks from our products	Risks from our business operations

Global economic conditions – see above – have a large impact on those risks from our investments.

Our fund investment performance is a fundamental part of our business in providing appropriate returns for our customers and shareholders, and so is an important area of focus.

Credit risk

Is the potential for reduced value of our investments due to the uncertainty around investment returns arising from the potential for defaults of our investment counterparties.

Invested credit risk arises from our asset portfolio. We increase sector focus where necessary.

The assets backing the UK and Jackson’s annuity business mean credit risk is a significant focus for the Group.

Market risk

Is the potential for reduced value of our investments resulting from the volatility of asset prices as driven by fluctuations in equity prices, interest

Insurance risks

The nature of the products offered by the Group exposes it to insurance risks, which are a significant part of our overall risk profile.

The insurance risks that we are exposed to by virtue of our products include longevity risk (policyholders living longer than expected); mortality risk (policyholders with life protection dying); morbidity risk (policyholders with health protection becoming ill) and persistency risk (customers lapsing their policies).

From our health protection products, increases in the costs of claims (including the level of medical expenses) increasing over and above price inflation (claim inflation) is another risk.

The processes that determine the price of our products and reporting the results of our long-term

Operational risks

As a Group, we are dependent on the appropriate and secure processing of a large number of transactions by our people, IT infrastructure and outsourcing partners, which exposes us to operational risks and reputational risks.

Information security risk is a significant consideration within operational risk, including both the risk of malicious attack on our systems as well as risks relating to data security and integrity and network disruption. The size of Prudential’s IT infrastructure and network, our move toward digitisation and the increasing number of high profile cyber security incidents across industries means that this will continue to be an area of high focus.

Risks from our investments	Risks from our products	Risks from our business operations

rates, foreign exchange rates and property prices.

In our Asia business, our main market risks arise from the value of fees from our fee-earning products.

In the US, Jackson’s fixed and variable annuity books are exposed to a variety of market risks due to the assets backing these policies.

In the UK, exposure relates to the valuation of the proportion of the with-profits fund’s future profits which is transferred to the shareholders (future transfers), which is dependent on equity, property and bond values.

M&G invests in a broad range of asset classes and its income is subject to the price volatility of global financial and currency markets.

Liquidity risk

Is the risk of not having sufficient liquid assets to meet our obligations as they fall due, and incorporates the risk arising from funds composed of illiquid assets. It results from a mismatch between the liquidity profile of assets and liabilities.

business operations require us to make a number of assumptions. Where experience deviates from these assumptions our profitability may be impacted.

Across our business units, persistency and morbidity risks are among the largest insurance risks for our Asia business given our strong focus on health protection products in the region.

For the UK and Jackson, the most significant insurance risk is longevity risk driven by their annuity businesses.

Regulatory risk

We also operate under the ever-evolving requirements set out by diverse regulatory and legal regimes (including tax), as well as utilising a significant number of third parties to distribute products and to support business operations; all of which add to the complexity of the operating model if not properly managed.

The number of regulatory changes under way across Asia, in particular those focusing on consumer protection means that regulatory change in the region also is considered a key risk.

Both Jackson and the UK operate in highly regulated markets. Regulatory reforms could materially impact our businesses, and regulatory focus continues to be high.

4.	Further risk information

In reading the sections below, it is useful to understand that there are some risks that our policyholders assume by virtue of the nature of their products, and some risks that the Company and its shareholders assume. Examples of the latter include those risks arising from assets held directly by and for the Company or the risk that policyholder funds are exhausted. This report is focused mainly on risks to the shareholder, but will include those which arise indirectly through our policyholder exposures.

4.1	Risks from our investments

a.	Market risk

The main drivers of market risk in the Group are:

•	Investment risk (including equity and property risk);
•	Interest rate risk; and
•	Given the geographical diversity of our business, foreign exchange risk.

With respect to investment risk, equity and property risk arises from our holdings of equity and property investments, the prices of which can change depending on market conditions.

The valuation of our assets (particularly the bonds that we invest in) and liabilities are also dependent on market interest rates and exposes us to the risk of those moving in a way that is detrimental for us.

Given our global business, we earn our profits and hold assets in various currencies. The translation of those into our reporting currency exposes us to movements in foreign exchange rates.

Our main investment risk exposure arises from the portion of the profits from the UK with-profits fund to which we are entitled to receive; the value of the future fees from our fee-earning products in our Asia business; and from the asset returns backing Jackson’s variable annuities business.

Our interest rate risk is driven in the UK by our need to match our assets and liabilities; from the guarantees of some non unit-linked investment products in Asia; and the cost of guarantees in Jackson’s fixed, fixed index and variable annuity business.

The methods that we use to manage and mitigate our market risks include the following:

•	Our market risk policy;
•	Risk appetite statements, limits and triggers that we have in place;
•	The monitoring and oversight of market risks through the regular reporting of management information;
•	Our asset and liability management programmes;
•	Use of derivative programmes, including, for example, interest rate swaps, options and hybrid options for interest rate risk;
•	Regular deep dive assessments; and
•	Use of currency hedging.

Investment risk

In the UK business, our main investment risk arises from the assets held in the with-profits funds. Although this is mainly held by our policyholders, a proportion of the fund’s profit (one tenth) is transferred to us and so our investment exposure relates to the future valuation of that proportion (future transfers). This investment risk is driven mainly by equities in the fund, although there is some risk associated with other investments such as property and bonds. Some hedging to protect from a reduction in the value of these future transfers against falls in equity prices is performed outside the fund using derivatives. The with-profits funds large Solvency II own funds – estimated at £8.6 billion as at 30 June 2017 (31 December 2016: £8.4 billion) – helps to protect against market fluctuations and helps the fund to maintain appropriate solvency levels. The with-profits funds Solvency II own funds are partially protected against falls in equity markets through an active hedging programme within the fund.

In Asia, our shareholder exposure to equity price movements results from unit-linked products, where our fee income is linked to the market value of the funds under management. Further exposure arises from with-profits businesses where bonuses declared are broadly based on historical and current rates of return on equity.

In Jackson, investment risk arises from the assets backing customer policies. In the case of spread-based business, including fixed annuities, these assets are generally bonds, and shareholder exposure comes from the minimum returns needed to meet the guaranteed rates that we offer to policyholders. For our variable annuity business, these assets include both equities and bonds. In this case, the main risk to the shareholder comes from the guaranteed benefits that can be included as part of these products. Our exposure to this kind of situation is reduced by using a derivative hedging programme, as well as through the use of reinsurance to pass on the risk to third party reinsurers.

Interest rate risk

While long-term interest rates in advanced economies have broadly increased since mid-2016 and indications are for further gradual tightening of monetary policy, they remain close to historical lows. Some products that we offer are sensitive to movements in interest rates. We have already taken a number of actions to reduce the risk to the in-force business, as well as re-pricing and restructuring new business offerings in response to these historically low interest rates. Nevertheless, we still retain some sensitivity to interest rate movements.

Interest rate risk arises in our UK business from the need to match cash payments to meet annuity obligations with the cash we receive from our investments. To minimise the impact on our profit, we aim to match the duration (a measure of interest rate sensitivity) of assets and liabilities as closely as possible and the position is monitored regularly. Under the Solvency II regulatory regime, additional interest rate risk results from the way the balance sheet is constructed, such as the requirement for us to include a risk margin. The UK business continually assesses the need for any derivatives in managing its interest rate sensitivity. The with-profits business is exposed to interest rate risk because of underlying guarantees in some of its products. Such risk is largely borne by the with-profits fund itself but shareholder support may be required in extreme circumstances where the fund has insufficient resources to support the risk.

In Asia, our exposure to interest rate risk arises from the guarantees of some non unit-linked investment products. This exposure exists because it may not be possible to hold assets which will provide cash payments to us which match exactly those payments we in turn need to make to policyholders – this is known as an asset and liability mismatch and although it is small and appropriately managed, it cannot be eliminated.

Jackson is exposed to interest rate risk in its fixed, fixed index and variable annuity books. Movements in interest rates can impact on the cost of guarantees in these products, in particular the cost of guarantees may increase when interest rates fall. We actively monitor the level of sales of variable annuity products with guaranteed living benefits, and together with the risk limits we have in place this helps us to ensure that we are comfortable with the interest rate and market risks we incur as a result. The Jackson hedging programme includes hybrid derivatives to protect us from a combined fall in interest rates and equity markets since Jackson is exposed to the combination of these market movements.

Foreign exchange risk

The geographical diversity of our businesses means that we have some exposure to the risk of exchange rate fluctuations. Our operations in the US and Asia, which represent a large proportion of our operating profit and shareholders’ funds, generally write policies and invest in assets in local currencies. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in our Group financial statements when results are reported in UK sterling.

We retain revenues locally to support the growth of our business and capital is held in the local currency of the business to meet local regulatory and market requirements. We accept the foreign exchange risk this can produce when reporting our Group balance sheet and income statement. In cases where a surplus arises in an overseas operation which is to be used to support Group capital, or where a significant cash payment is due from an overseas subsidiary to the Group, this foreign exchange exposure is hedged where we believe it is economically favourable to do so. Generally, we do not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside of the countries in which we operate, but we do have some controlled appetite for this on fee income and on non-sterling investments within the with-profits fund. Where foreign exchange risk arises outside our appetite, currency borrowings, swaps and other derivatives are used to manage our exposure.

b.	Credit risk

We invest in bonds that provide a regular, fixed amount of interest income (fixed income assets) in order to match the payments we need to make to policyholders. We also enter into reinsurance and derivative contracts with third parties to mitigate various types of risk, as well as holding cash deposits at certain banks. As a result, we are exposed to credit risk and counterparty risk across our business.

Credit risk is the potential for reduction in the value of our investments which results from the perceived level of risk of an investment issuer being unable to meet its obligations (defaulting). Counterparty risk is a type of credit risk and relates to the risk that the counterparty to any contract we enter into being unable to meet their obligations causing us to suffer loss.

We use a number of risk management tools to manage and mitigate this credit risk, including the following:

•	Our credit risk policy;
•	Risk appetite statements and limits that we have defined on issuers, and counterparties;
•	Collateral arrangements we have in place for derivative, reverse repo and reinsurance transactions;
•	The Group Credit Risk Committee’s oversight of credit and counterparty credit risk and sector and/or name-specific reviews. In the first half of 2017 it has conducted sector reviews in the Asia sovereign sector and continues to review the developments around central clearing;
•	Regular deep dive assessments; and
•	Close monitoring or restrictions on investments that may be of concern.

Debt and loan portfolio

Our UK business is mainly exposed to credit risk on fixed income assets in the shareholder-backed portfolio. At 30 June 2017, this portfolio contained fixed income assets worth £35.4 billion. Credit risk arising from a further £55.9 billion of fixed income assets is largely borne by the with-profits fund, to which the shareholder is not directly exposed although under extreme circumstances shareholder support may be required if the fund is unable to meet payments as they fall due.

The value of our debt portfolio in our Asia business was £39.1 billion at 30 June 2017. The majority (69 per cent) of the portfolio is in unit-linked and with-profits funds and so exposure of the shareholder to this component is minimal. The remaining 31 per cent of the debt portfolio is held to back the shareholder business.

Credit risk also arises in the general account of the Jackson business, where £38.0 billion of fixed income assets are held to support shareholder liabilities including those from our fixed annuities, fixed index annuities and life insurance products.

The shareholder-owned debt and loan portfolio of the Group’s asset management business of £2.4 billion as at 30 June 2017 mostly belongs to our Prudential Capital (PruCap) operations.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

Group sovereign debt

We also invest in bonds issued by national governments. This sovereign debt represented 17 per cent or £14.9 billion of the shareholder debt portfolio as at 30 June 2017 (31 December 2016: 19 per cent or £17.1 billion). 5 per cent of this was rated AAA and 90 per cent was considered investment grade (31 December 2016: 92 per cent investment grade). At 30 June 2017, the Group’s shareholder holding in Eurozone sovereign debt1 was £844 million. 77 per cent of this relates to German government debt2 (31 December 2016: 75 per cent).

The particular risks associated with holding sovereign debt are detailed further in our disclosures on risk factors.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 30 June 2017 are given in Note C3.2(f) of the Group’s IFRS financial statements.

Bank debt exposure and counterparty credit risk

Our exposure to banks is a key part of our core investment business, as well as being important for the hedging and other activities we undertake to manage our various financial risks. Given the importance of our relationship with our banks, exposure to the sector is considered a key risk for the Group with an appropriate level of management information provided to the Group’s risk committees and the Board.

The exposures held by the shareholder-backed business and with-profits funds in bank debt securities at 30 June 2017 are given in Note C3.2(f) of the Group’s IFRS financial statements.

Our exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits.

Where appropriate, we reduce our exposure, buy credit protection or use additional collateral arrangements to manage our levels of counterparty credit risk.

At 30 June 2017, shareholder exposures by rating and sector are shown below:

•	96 per cent of the shareholder portfolio is investment grade rated. In particular, 69 per cent of the portfolio is rated A and above; and
•	The Group’s shareholder portfolio is well diversified: no individual sector makes up more than 10 per cent of the total portfolio (excluding the financial and sovereign sectors).

c.	Liquidity risk

Our liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due. This incorporates the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption requests are made against Prudential issued illiquid funds.

We have significant internal sources of liquidity, which are sufficient to meet all of our expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. In total, the Group has £2.6 billion of undrawn committed facilities that we can make use of, £2.4 billion of which expire in 2022 and £0.2 billion in 2021. We have access to further liquidity by way of the debt capital markets, and also have in place an extensive commercial paper programme and have maintained a consistent presence as an issuer in this market for the last decade.

Liquidity uses and sources are assessed at a Group and business unit level under both base case and stressed assumptions. We calculate a Liquidity Coverage Ratio (LCR) under stress scenarios as one measure of our liquidity risk, and this ratio and the liquidity resources available to us are regularly monitored and are assessed to be sufficient.

Our risk management and mitigation of liquidity risk include:

•	Our liquidity risk policy;
•	The risk appetite statements, limits and triggers that we have in place;
•	The monitoring of liquidity risk we perform through regular management information to committees and the Board;
•	Our Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as gap analysis of our liquidity risks and the adequacy of our available liquidity resources under normal and stressed conditions;
•	Regular stress testing;
•	Our established contingency plans and identified sources of liquidity;
•	Our ability to access the money and debt capital markets;
•	Regular deep dive assessments; and
•	The access we enjoy to external sources of finance through committed credit facilities.

4.2	Risks from our products

a.	Insurance risk

Insurance risk makes up a significant proportion of our overall risk exposure. The profitability of our businesses depends on a mix of factors including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill) and persistency (customers lapsing their policies), and increases in the costs of claims, including the level of medical expenses increases over and above price inflation (claim inflation).

The key drivers of the Group’s insurance risks are persistency and morbidity risk in the Asia business; and longevity risk in the Jackson and Prudential UK & Europe businesses.

We manage and mitigate our insurance risk using the following:

•	Our insurance and underwriting risk policies;
•	The risk appetite statements, limits and triggers we have in place;
•	Using longevity, morbidity and persistency assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;
•	We use reinsurance to mitigate longevity and morbidity risks;
•	Morbidity risk is also mitigated by appropriate underwriting when policies are issued and claims are received;
•	Persistency risk is mitigated through the quality of sales processes and with initiatives to increase customer retention;
•	Medical expense inflation risk mitigated through product re-pricing; and
•	Regular deep dive assessments.

Longevity risk is an important element of our insurance risks for which we need to hold a large amount of capital under Solvency II regulations. Longevity reinsurance is a key tool for us in managing our risk. The enhanced pensions freedoms introduced in the UK during 2015 greatly reduced the demand for retail annuities and further liberalisation is anticipated. Although we have scaled down our participation in the annuity market by reducing new business acquisition, given our significant annuity portfolio the assumptions we make about future rates of improvement in mortality rates remain key to the measurement of our insurance liabilities and to our assessment of any reinsurance transactions.

We continue to conduct research into longevity risk using both experience from our annuity portfolio and industry data. Although the general consensus in recent years is that people are living longer, there is considerable volatility in year-on-year longevity experience, which is why we need expert judgement in setting our longevity basis.

Our morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

In Asia, we write significant volumes of health protection business, and so a key assumption for us is the rate of medical inflation, which is often in excess of general price inflation. There is a risk that the expenses of medical treatment increase more than we expect, so the medical claim cost passed on to us is higher than anticipated. Medical expense inflation risk is best mitigated by retaining the right to re-price our products each year and by having suitable overall claim limits within our policies, either limits per type of claim or in total across a policy.

Our persistency assumptions similarly reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. Persistency risk is mitigated by appropriate training and sales processes and managed locally post-sale through regular experience monitoring and the identification of common characteristics of business with high lapse rates. Where appropriate, we make allowance for the relationship (either assumed or historically observed) between persistency and investment returns and account for the resulting additional risk. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. The effect of persistency on our financial results can vary but mostly depends on the value of the product features and market conditions.

4.3	Risks from our business operations

a.	Operational risk

Operational risk is the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel and systems, or from external events. This includes employee error, model error, system failures, fraud or some other event which disrupts business processes.

We manage and mitigate our operational risk using the following:

•	Operational risk and outsourcing and third-party supply policies;
•	Corporate insurance programmes to limit the impact of operational risks;
•	Scenario analysis for operational risk capital requirements, which focus on extreme, yet plausible, events;
•	Internal and external review of cyber security capability;
•	Regular testing of elements of the disaster-recovery plan;
•	Group and Business Unit level Compliance oversight and testing in respect of adherence with in-force regulations; and
•	Regulatory change teams in place assist the business in proactively adapting and complying with regulatory developments.

An important element of operational risk relates to compliance with changing regulatory requirements. The high rate of global regulatory change, in an already complex regulatory landscape, increases the risk of non-compliance due to a failure to identify, correctly interpret, implement and/or monitor regulations. Legislative developments over recent years, together with enhanced regulatory oversight and increased capability to issue sanctions, have resulted in a complex regulatory environment that may lead to breaches of varying magnitude if the Group’s business-as-usual operations are not compliant. As well as prudential regulation, we focus on conduct regulation, including regulations related to anti-money laundering, bribery and corruption, and sales practices. We have a particular focus on these regulations in newer/emerging markets.

The performance of core activities places reliance on the IT infrastructure that supports day-to-day transaction processing. Our IT environment must also be secure and we must address an increasing cyber risk threat as our digital footprint increases – see separate Cyber risk section below. The risk that our IT infrastructure does not meet these requirements is a key area of focus, particularly the risk that legacy IT infrastructure supporting core activities/processes affects business continuity or impacts on business growth.

Addressing these key risks requires change and transformation activities in order for Prudential to meet the expectations of its stakeholders, regulators, customers and shareholders, as well as to maintain market competitiveness in an industry where innovation is steadily accelerating. There are financial and reputational implications if such activities fail (either wholly or in part) to meet its objectives, and even if successful there is a potential to alter Prudential’s operational risk profile. Owing to these factors, the execution and implications of internal change activities is an important area of focus.

As well as the above, other key areas of focus within operational risk include:

•	The risk of a significant failure of a third-party outsourcing partner impacting critical services;
•	The risk of trading or transaction errors having a material cost across Group;
•	The risk that errors within models and user-developed applications used by the Group result in incorrect or inappropriate transactions being instructed;
•	Departure of key persons or teams resulting in disruption to current and planned business activities;
•	The risk that key people, processes and systems are unable to operate (thus impacting on the on-going operation of the business) due to a significant unexpected external event; for example pandemic, terrorist attack, natural disaster or political unrest; and
•	The risk of inadequate or inappropriate controls, governance structures or communication channels in place to support the desired culture and ensure that the business is managed in line with the core business values, within the established risk appetite and in alignment with external stakeholder expectations.

b.	Global regulatory and political risk

Our risk management and mitigation of regulatory and political risk includes the following:

•	Risk Assessment of the Business Plan which includes consideration of current strategies;
•	Close monitoring and assessment of our business environment and strategic risks;
•	Board strategy sessions that consider risk themes;
•	A Systemic Risk Management Plan that details the Group’s strategy and Risk Management Framework; and
•	A Recovery Plan covering corporate and risk governance for managing risks in a distressed environment, a range of recovery options, and scenarios to assess the effectiveness of these recovery options.

On 29 March 2017 the UK submitted formal notification of its intention to withdraw from the EU. The potential outcome of the negotiations on UK withdrawal and any subsequent negotiations on trade and access to major trading markets, including the single EU market, is currently highly uncertain. Following submission of this notification, the UK has a period of two years to negotiate the terms of its withdrawal from the EU. If no formal withdrawal agreement is reached then it is expected the UK’s membership of the EU will automatically terminate two years after the submission of the notification.

The ongoing uncertainty and likelihood of a lengthy negotiation period may increase volatility in the markets where we operate, creating the potential for a general downturn in economic activity and for further or prolonged falls in interest rates in some jurisdictions due to easing of monetary policy and investor sentiment. We have several UK-domiciled operations, including Prudential UK and M&G, and these may be impacted by a UK withdrawal from the EU. However, our diversification by geography, currency, product and distribution should reduce some of the potential impact. Contingency plans were developed ahead of the referendum by business units and operations that may be immediately impacted by a vote to withdraw the UK from the EU, and these plans have been enacted since the referendum result.

The UK’s decision to leave the EU has the potential to result in changes to future applicability of the Solvency II regime in the UK. The European Commission has commenced a review of some elements of the application of the Solvency II legislation with a particular focus on the Solvency Capital Requirement calculated using the standard formula.

National and regional efforts to curb systemic risk and promote financial stability are also underway in certain jurisdictions in which Prudential operates, including the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US, and other European Union legislation related to the financial services industry, such as MiFID2.

There are a number of ongoing policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised. These include addressing Financial Conduct Authority (FCA) reviews, ongoing engagement with the Prudential Regulation Authority (PRA), and the work of the Financial Stability Board (FSB) and standard-setting institutions such as the International Association of Insurance Supervisors (IAIS). Decisions taken by regulators, including those related to solvency requirements, corporate or governance structures, capital allocation and risk management may have an impact on our business.

The IAIS’s Global Systematically Important Insurers (G-SII) regime form additional compliance considerations for us. Groups designated as G-SIIs are subject to additional regulatory requirements, including enhanced group-wide supervision, effective resolution planning, development of a Systemic Risk Management Plan, a Recovery Plan and a Liquidity Risk Management Plan. Prudential’s designation as a G-SII was reaffirmed by the IAIS in November 2016, based on the updated methodology published in June 2016. Prudential is monitoring the development and potential impact of the policy measures and is continuing to engage with the PRA on the implications of the policy measures and Prudential’s designation as a G-SII. The IAIS is intending to review the G-SII designation methodology, including considering the activity based designation methodology in 2019.

We continue to engage with the IAIS on developments in capital requirements for groups with G-SII designation. The regime introduces capital requirements in the form of a Higher Loss Absorption (HLA) requirement. While this requirement was initially intended to come into force in 2019, this has now been postponed to 2022. The HLA is also now intended to be based on the Insurance Capital Standard (ICS), which is being developed by the IAIS as the capital requirements under the its Common Framework (ComFrame). This framework is focused on the supervision of Internationally Active Insurance Groups and will establish a set of common principles and standards designed to assist regulators in addressing risks that arise from insurance groups with operations in multiple jurisdictions. As part of this, work is underway to develop a global Insurance Capital Standard that is intended to apply to Internationally Active Insurance Groups.

A consultation on the ICS was concluded in 2016 and the IAIS intends to publish an interim version of ICS in 2017. Further field testing, consultations and private reporting to group-wide supervisors on the interim version of the ICS are expected over the coming years. It is currently planned to be adopted as part of ComFrame by the IAIS in late 2019.

The IAIS’s Insurance Core Principles, which provide a globally-accepted framework for the supervision of the insurance sector and ComFrame evolution, are expected to create continued development in both prudential and conduct regulations over the next two to three years.

In the US, the Department of Labor rule became effective on 9 June 2017 (although some provisions do not come into effect until January 2018), and introduces new fiduciary obligations for distributors of investment products to holders of regulated accounts, which may dramatically reshape the distribution of retirement products. Jackson’s strong relationships with distributors, history of product innovation and efficient operations should help mitigate any impacts.

The US National Association of Insurance Commissioners (NAIC) is currently conducting an industry consultation with the aim of reducing the non-economic volatility in the variable annuity statutory balance sheet and risk management. Following an industry quantitative impact study, changes have been proposed to the current framework; however, these are considered to be at an early stage of development. Jackson continues to be engaged in the consultation and testing process. The proposal is expected to be effective from 2019 at the earliest.

With the new US administration having taken office in January 2017, the potential uncertainty as to the timetable and status of these key US reforms has increased given preliminary indications from Washington. Our preparations to manage the impact of these reforms will continue until further clarification is provided.

In May 2017, the International Accounting Standards Board (IASB) published IFRS 17 which will introduce fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS from 2021. We are currently considering the potential impact of the complex requirements of this standard on the Group which can be expected to, amongst other things, alter the timing of IFRS profit recognition.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New requirements could be introduced in these and other regulatory regimes that challenge legal or ownership structures, current sales practices, or could retrospectively be applied to sales made prior to their introduction, which could have a negative impact on Prudential’s business or reported results.

c.	Cyber risk

Cyber risk is an area of increased scrutiny for global regulators after a number of recent high profile attacks and data losses. The growing maturity and industrialisation of cyber-criminal capability, together with an increasing level of understanding of complex financial transactions by criminal groups, are two reasons why risks to the financial services industry are increasing. Developments in data protection worldwide (such as the EU General Data Protection Regulation that is expected to come into force in 2018) may increase the financial and reputational implications for Prudential on a breach of its IT systems.

Given this, cyber security is seen as a key risk for the Group. Our current threat assessment is that, while we are not individually viewed as a compelling target for a direct cyber-attack, there have been recent changes to the threat landscape and the risk from untargeted but sophisticated and automated attacks has increased, as has the risk stemming from geopolitical tensions. These have the potential to significantly impact on business continuity, our customer relationship and our brand reputation.

The Board receives periodic updates on cyber risk management throughout the year. The current Group-wide Cyber Risk Management Strategy and the associated Group-wide Coordinated Cyber Defence Plan were approved by the Board in 2016.

The Cyber Risk Management Strategy includes three core objectives: to develop a comprehensive situational awareness of our business in cyberspace, to pro-actively engage cyber attackers to minimise harm to our business and to enable the business to grow confidently and safely in cyberspace.

The Cyber Defence Plan consists of a number of work-streams, including developing our ability to deal with incidents; alignment with our digital transformation strategy; and increasing cyber oversight and assurance to the Board.

Protecting our customers remains core to our business, and the successful delivery of the Cyber Defence Plan will reinforce our capabilities to continue doing so in cyberspace as we transition to a digital business.

Group functions work with each of the business units to address cyber risks locally within the national and regional context of each business, following the strategic direction laid out in the Cyber Risk Management Strategy and managed through the execution of the Cyber Defence Plan.

The Group Information Security Committee, which consists of senior executives from each of the businesses and meets on a regular basis, governs the execution of the Cyber Defence Plan and reports on delivery and cyber risks to the Group Executive Risk Committee. Both committees also receive regular operational management information on the performance of controls.

1.	Excludes Group’s proportionate share in joint ventures and associates and unit-linked assets and holdings of consolidated unit trust and similar funds.
2.	Including bonds guaranteed by the federal government.

Risk Factors

A number of risk factors affect Prudential’s operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the reservations specified under ‘Forward-Looking Statements’.

Risks relating to Prudential’s business

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions

Uncertainty or negative trends in international economic and investment climates could adversely affect Prudential’s business and profitability. Prudential operates against a challenging background of periods of significant uncertainty and volatility in global capital and equity markets and interest rates (which in some jurisdictions are negative), together with widespread economic uncertainty. For example, government interest rates remain at or near historic lows in the US, the UK and some Asian countries in which Prudential operates. These factors could have a material adverse effect on Prudential’s business and profitability.

In the future, the adverse effects of such factors would be felt principally through the following items:

•	Investment impairments and/or reduced investment returns, which could reduce Prudential’s capital and impair its ability to write significant volumes of new business, increase the potential adverse impact of product guarantees, or have a negative impact on its assets under management and profit;
•	Higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses;
•	Failure of counterparties who have transactions with Prudential (eg banks and reinsurers) to meet commitments that could give rise to a negative impact on Prudential’s financial position and on the accessibility or recoverability of amounts due or, for derivative transactions, adequate collateral not being in place;
•	Estimates of the value of financial instruments being difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time); and
•	Increased illiquidity also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline. For example, this could occur where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption restrictions are placed on Prudential’s investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential’s issued funds and while this may not have a direct impact on the Group’s liquidity, it could result in reputational damage to Prudential.

Global financial markets are subject to uncertainty and volatility created by a variety of factors, including concerns over: the expected change in accommodative monetary policies in the US, the UK and other jurisdictions with the risk of a disorderly repricing of inflation expectations and global bond yields, sovereign debt, a general slowing in world growth, the increased level of geopolitical risk and policy-related uncertainty and potentially negative socio-political events.

On 29 March 2017 the UK submitted the formal notification of its intention to withdraw from the EU pursuant to Article 50 of the Treaty on the European Union, as amended. Following submission of this notification, the UK has a maximum period of two years to negotiate the terms of its withdrawal from the EU. If no formal withdrawal agreement is reached between the UK and the EU, then it is expected the UK’s membership of the EU will automatically terminate two years after the submission of the notification of the UK’s intention to withdraw from the EU. The UK’s decision to leave the EU will have political, legal and economic ramifications for both the UK and the EU, although these are expected to be more pronounced for the UK. The Group has several UK domiciled operations, including Prudential UK and M&G, and these may be impacted by a UK withdrawal from the EU. The potential outcome of the negotiations on UK withdrawal and any subsequent negotiations on trade and access to the country’s major trading markets, including the single EU market, is currently unknown. The ongoing uncertainty of when the UK will leave the EU, whether any form of transitional arrangements will be agreed between the UK and the EU, and the possibility of a lengthy period before negotiations are concluded may increase volatility in the markets where the Group operates and create the potential for a general downturn in economic activity and for further or prolonged interest rate reductions in some jurisdictions due to monetary easing and investor sentiment.

More generally, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums. The demand for insurance products may also be adversely affected. In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential’s business and its balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements and deferred acquisition costs are reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge.

For some non-unit-linked investment products, in particular those written in some of the Group’s Asian operations, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential’s reported profit.

In the US, fluctuations in prevailing interest rates can affect results from Jackson which has a significant spread-based business, with the significant proportion of its assets invested in fixed income securities. In particular, fixed annuities and stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders’ liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Declines in spread from these products or other spread businesses that Jackson conducts, and increases in surrender levels arising from interest rate rises, could have a material impact on its businesses or results of operations.

Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. The value of these guarantees is affected by market factors (such as interest rates, equity values, bond spreads and realised volatility) and policyholder behaviour. Jackson manages its exposure to market risks arising on these guarantees by using a derivative hedging programme. However, there could be market circumstances where the derivatives that Jackson enters into to hedge its market risks may not fully cover its exposures under the guarantees. The cost of the guarantees that remain unhedged will also affect Prudential’s results.

In addition, Jackson hedges the guarantees on its variable annuity book on an economic basis (with consideration of the local regulatory position) and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate result on these bases. In particular, for Prudential’s Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than for the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic or local regulatory results that may be less significant under IFRS reporting.

A significant part of the profit from Prudential’s UK insurance operations is related to bonuses for policyholders declared on with-profits products, which are broadly based on historical and current rates of return on equity, real estate and fixed income securities, as well as Prudential’s expectations of future investment returns. This profit could be lower in a sustained low interest rate environment.

Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

Investing in sovereign debt creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of state or monarchs) in the countries in which the issuers are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor’s willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor’s policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject.

Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies’ exchange rates, or may adopt monetary and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

In addition, if a sovereign default or other such events described above were to occur, other financial institutions may also suffer losses or experience solvency or other concerns, and Prudential might face additional risks relating to any debt of such financial institutions held in its investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be affected, as might counterparty relationships between financial institutions. If a sovereign were to default on its obligations, or adopted policies that devalued or otherwise altered the currencies in which its obligations were denominated this could have a material adverse effect on Prudential’s financial condition and results of operations.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

Due to the geographical diversity of Prudential’s businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential’s operations in the US and Asia, which represent a significant proportion of operating profit based on longer-term investment returns and shareholders’ funds, generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential’s consolidated financial statements upon the translation of results into pounds sterling. This exposure is not currently separately managed. The currency exposure relating to the translation of reported earnings could impact on financial reporting ratios such as dividend cover, which is calculated as operating profit after tax on an IFRS basis, divided by the dividends relating to the reporting year. The impact of gains or losses on currency translations is recorded as a component of shareholders’ funds within other comprehensive income. Consequently, this could impact on Prudential’s gearing ratios (defined as debt over debt plus shareholders’ funds). The Group’s surplus capital position for regulatory reporting purposes may also be affected by fluctuations in exchange rates with possible consequences for the degree of flexibility the Prudential has in managing its business.

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

Changes in government policy and legislation (including in relation to tax and capital controls), regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, and decisions taken by regulators in connection with their supervision of members of the Group, which in some circumstances may be applied retrospectively, may adversely affect Prudential’s product range, distribution channels, competitiveness, profitability, capital requirements, risk management approaches, corporate or governance structure and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may impose requirements affecting the allocation of capital and liquidity between different business units in the Group, whether on a geographic, legal entity, product line or other basis. Regulators may change the level of capital required to be held by individual businesses or could introduce possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. In addition, there could be changes to the maximum level of non-domestic ownership by foreign companies in certain jurisdictions. Furthermore, as a result of interventions by governments in response to recent financial and global economic conditions, it is widely expected that there will continue to be a substantial increase in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transactions and enhanced supervisory powers.

The European Union’s Solvency II Directive came into effect on 1 January 2016. This measure of regulatory capital is more volatile than under the previous Solvency I regime and regulatory policy may evolve under the new regime. The European Commission has in late 2016 begun a review of some aspects of the Solvency II legislation, which is expected to continue until 2021 and covers, among other things, a review of the Long Term Guarantee measures. Prudential applied for, and has been granted approval by the UK Prudential Regulation Authority to use the following measures when calculating its Solvency II capital requirements: the use of an internal model, the ‘matching adjustment’ for UK annuities, the ‘volatility adjustment’ for selected US Dollar-denominated business, and UK transitional measures. Prudential also has permission to use ‘deduction and aggregation’ as the method by which the contribution of the Group’s US insurance entities to the Group’s solvency is calculated, which in effect recognises surplus in US insurance entities in excess of 250 per cent of local US Risk Based Capital requirements. There is a risk that in the future changes are required to be made to the approved internal model and these related applications which could have a material impact on the Group Solvency II capital position. Where internal model changes are subject to regulatory approval, there is a risk that the approval is delayed or not given. In such circumstances, changes in our risk profile would not be able to be appropriately reflected in our internal model, which could have a material impact on the Group’s Solvency II capital position. The UK’s decision to leave the EU could result in significant changes to the regulatory regime under which the Group operates.

Currently there are also a number of other global regulatory developments which could impact the way in which Prudential is supervised in its many jurisdictions. These include the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) in the US, the work of the Financial Stability Board (FSB) on Global Systemically Important Insurers (G-SIIs) and the proposed amendments to Markets in Financial Instruments Directive (the “MiFID2 Directive”) in the EU. In addition, regulators in a number of jurisdictions in which the Group operates are further developing local capital regimes; this includes potential future developments in Solvency II in the UK (as referred to above), National Association of Insurance Commissioners’ reforms in the US, and amendments to certain local statutory regimes in some territories in Asia. These changes and their potential impact on the Group remain uncertain.

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the US including reforms to financial services entities, products and markets. The full impact of the Dodd-Frank Act on Prudential’s businesses remains unclear, as many of its provisions are primarily focused on the banking industry, have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years. There is also uncertainty surrounding future changes to the Dodd-Frank Act.

Prudential’s designation as a G-SII was reaffirmed on 21 November 2016. As a result of this designation, Prudential is subject to additional regulatory requirements, including a requirement to submit enhanced risk management plans (such as a Group-wide Recovery Plan, a Systemic Risk Management Plan and a Liquidity Risk Management Plan) to a Crisis Management Group (CMG) comprised of an international panel of regulators.

The G-SII regime also introduces capital requirements in the form of a Higher Loss Absorption (HLA) requirement. While this requirement was initially intended to come into force in 2019, this has now been postponed to 2022. The HLA is also now intended to be based on the Insurance Capital Standard (ICS). This is being developed by the IAIS as the Pillar 1 capital requirement under ComFrame to be applied for Internationally Active Insurance Groups (IAIGs), with a target to finalise a version for implementation in 2019. (ComFrame will more generally establish a set of common principles and standards designed to assist regulators in addressing risks that arise from insurance groups with operations in multiple jurisdictions.)

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise where Prudential, along with other companies, may be required to make such contributions.

The Group’s accounts are prepared in accordance with current International Financial Reporting Standards (IFRS) applicable to the insurance industry. The International Accounting Standards Board (IASB) introduced a framework that it described as Phase I which, under its standard IFRS 4 permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In May 2017, the IASB published its replacement standard on insurance accounting (IFRS 17, ‘Insurance Contracts’), which will have the effect of introducing fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS from 2021. The European Union will apply its usual process for assessing whether the standard meets the necessary criteria for endorsement. With the publication of IFRS 17, the Group is familiarising itself with the complex requirements of this standard and considering its potential impact. The effect of changes required to the Group’s accounting policies as a result of implementing the new standard is currently uncertain, but these changes can be expected to, amongst other things, alter the timing of IFRS profit recognition.

Any changes or modification of IFRS accounting policies may require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential’s reported results or on its relations with current and potential customers

Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. This risk could arise from the application of current regulations or the failure to implement new regulations. These actions could involve a review of types of business sold in the past under acceptable market practices at the time, such as the requirement in the UK to provide redress to certain past purchasers of pensions and mortgage endowment policies, changes to the tax regime affecting products, and regulatory reviews on products sold and industry practices, including, in the latter case, lines of business it has closed. Current regulatory actions include the UK business’s undertaking to the Financial Conduct Authority to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers and potentially provide redress to certain such customers.

Regulators’ interest may also include the approach that product providers use to select third party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

In the US, there has been significant attention on the different regulatory standards applied to investment advice delivered to retail customers by different sectors of the industry. As a result of reports relating to perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms. This includes focus on the suitability of sales of certain products, alternative investments and the widening of the circumstances under which a person or entity providing investment advice with respect to certain employee benefit and pension plans would be considered a fiduciary (subjecting the person or entity to certain regulatory requirements, such as those adopted by the US Department of Labor issued in April 2016 which is likely to cause market disruption in the shorter term). There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential’s exposure to legal risks.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New requirements could be introduced in these and other regulatory regimes that challenge legal structures, current sales practices, or could retrospectively be applied to sales made prior to their introduction, which could have a negative impact on Prudential’s business or reported results.

Litigation, disputes and regulatory investigations may adversely affect Prudential’s profitability and financial condition

Prudential is, and may be in the future, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential’s businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential’s markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by

Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be applicable and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could, from time to time, have an adverse effect on Prudential’s reputation, results of operations or cash flows.

Prudential’s businesses are conducted in highly competitive environments with developing demographic trends and continued profitability depends upon management’s ability to respond to these pressures and trends

The markets for financial services in the UK, US and Asia are highly competitive, with several factors affecting Prudential’s ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, the ability to respond to developing demographic trends and customer appetite for certain savings products. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees and agents with local experience, particularly in Asia, may limit Prudential’s potential to grow its business as quickly as planned.

In Asia, the Group’s principal competitors in the region are international financial companies, including global life insurers such as Allianz, AXA, AIA and Manulife, and multinational asset managers such as J.P. Morgan Asset Management, Schroders, HSBC Global Asset Management, and Franklin Templeton. In a number of markets, local companies have a very significant market presence.

Within the UK, Prudential’s principal competitors include many of the major retail financial services companies and fund management companies including, in particular, Aviva, Legal & General, Standard Life, Schroders, Invesco Perpetual, and Fidelity.

Jackson’s competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as AIG, AXA Financial Inc., Allianz, Prudential Financial, MetLife, and Aegon.

Prudential believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties

Prudential’s financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in Prudential’s products, and as a result its competitiveness. Downgrades in Prudential’s ratings, as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns, could have an adverse effect on its ability to market products; retain current policyholders; and on the Group’s financial flexibility. In addition, the interest rates Prudential pays on its borrowings are affected by its credit ratings, which are in place to measure the Group’s ability to meet its contractual obligations.

Prudential plc’s long-term senior debt is rated as A2 by Moody’s, A+ by Standard & Poor’s, and A by Fitch. These ratings are all on a stable outlook.

Prudential plc’s short-term debt is rated as P-1 by Moody’s, A-1 by Standard & Poor’s, and F1 by Fitch.

The Prudential Assurance Company Limited’s financial strength is rated Aa3 by Moody’s, AA by Standard & Poor’s, and AA by Fitch. These ratings are all on a stable outlook.

Jackson’s financial strength is rated AA by Standard & Poor’s and Fitch, A1 by Moody’s, and A+ by AM Best. These ratings have a stable outlook.

Prudential Assurance Co. Singapore (Pte) Ltd’s financial strength is rated AA by Standard & Poor’s. This rating is on a stable outlook.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential’s financial condition.

Adverse experience in the operational risks inherent in Prudential’s business could disrupt its business functions and have a negative impact on its results of operations

Operational risks are present in all of Prudential’s businesses, including the risk (from both Prudential and its outsourcing partners) of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential’s business is dependent on processing a large number of transactions across numerous and diverse products, and is subject to a range of evolving legal and regulatory regimes. In addition, Prudential also employs a large number of models and user developed applications in its processes. Further, because of the long-term nature of much of the Group’s business, accurate records have to be maintained for significant periods.

These factors, among others, result in significant reliance on and require significant investment in information technology (IT), compliance and other operational systems, personnel and processes, requiring a number of change initiatives to be established across Prudential that may have material financial and reputational implications if such initiatives fail (either wholly or in part) to meet their objectives. In addition, Prudential outsources several operations, including a significant part of its UK back office and customer-facing functions as well as a number of IT functions, resulting in reliance upon the operational processing performance of its outsourcing partners.

Although Prudential’s IT, compliance and other operational systems, models and processes incorporate controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no assurance that such controls will always be effective. Due to human error among other reasons, operational and model risk incidents do happen periodically and no system or process can entirely prevent them although there have not been any material events to date. Prudential’s legacy and other IT systems and processes, as with operational systems and processes generally, may be susceptible to failure or security breaches.

Such events could, among other things, harm Prudential’s ability to perform necessary business functions, result in the loss of confidential or proprietary data (exposing it to potential legal claims and regulatory sanctions) and damage its reputation and relationships with its customers and business partners. Similarly, any weakness in administration systems (such as those relating to policyholder records or meeting regulatory requirements) or actuarial reserving processes could have a material adverse effect on its results of operations during the effective period.

Attempts by third parties to disrupt Prudential’s IT systems could result in loss of trust from Prudential’s customers, reputational damage and financial loss

Prudential and its business partners are increasingly exposed to the risk that third parties may attempt to disrupt the availability, confidentiality and integrity of its IT systems, which could result in disruption to the key operations, make it difficult to recover critical services, damage assets and compromise the integrity and security of data (both corporate and customer). This could result in loss of trust from Prudential’s customers, reputational damage and direct or indirect financial loss. The cyber-security threat continues to evolve globally in sophistication and potential significance. Prudential’s increasing market profile, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness and the classification of Prudential as a G-SII could also increase the likelihood of Prudential being considered a target by cyber criminals. Further, there have been recent changes to the threat landscape and the risk from untargeted but sophisticated and automated attacks has increased. Developments in data protection worldwide (such as the EU General Data Protection Regulation that is expected to come into force in 2018) may also increase the financial and reputational implications for Prudential following a significant breach of its IT systems. To date, Prudential has not identified a failure or breach which has had a material impact in relation to its legacy and other IT systems and processes. However, it has been, and likely will continue to be, subject to potential damage from computer viruses, attempts at unauthorised access and cyber-security attacks such as ‘denial of service’ attacks (which, for example, can cause temporary disruption to websites and IT networks), phishing and disruptive software campaigns.

Prudential is continually enhancing its IT environment to remain secure against emerging threats, together with increasing its ability to detect system compromise and recover should such an incident occur. However, there can be no assurance that such events will not take place which may have material adverse consequential effects on Prudential’s business and financial position.

Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential’s results of operations

In common with other life insurers, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business, where payments are guaranteed for at least as long as the policyholder is alive. Prudential conducts rigorous research into longevity risk, using industry data as well as its own substantial annuitant experience. As part of its pension annuity pricing and reserving policy, Prudential’s UK business assumes that current rates of mortality continuously improve over time at levels based on adjusted data and informed by models from the Continuous Mortality Investigation (CMI) as published by the Institute and Faculty of Actuaries. Assumptions about future expected levels of mortality are also of relevance to the Guaranteed Minimum Withdrawal Benefit (GMWB) of Jackson’s variable annuity business. If mortality improvement rates significantly exceed the improvement assumed, Prudential’s results of operations could be adversely affected.

A further factor is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group, especially for Jackson’s portfolio of variable annuities. Prudential’s persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly different than assumed, the Group’s results of operations could be adversely affected. Furthermore, Jackson’s variable annuity products are sensitive to other types of policyholder behaviour, such as the take-up of its GMWB product features.

Another example is the impact of epidemics and other effects that give rise to a large number of deaths or additional sickness claims. Significant influenza epidemics have occurred a number of times over the past century but the likelihood, timing, or the severity of future epidemics cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group’s loss experience.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments

The Group’s insurance and investment management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this “Risk Factors” section.

As a holding company, Prudential’s principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Certain of Prudential’s subsidiaries are restricted by applicable insurance, foreign exchange and tax laws, rules and regulations that can limit remittances. In some circumstances, this could limit Prudential’s ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties, involving certain risks that Prudential does not face with respect to its consolidated subsidiaries

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other similar arrangements. For such Group operations, management control is exercised in conjunction with other participants. The level of control exercisable by the Group depends on the terms of the contractual agreements, in particular, the allocation of control among, and continued cooperation between, the participants. Prudential may face financial, reputational and other exposure (including regulatory censure) in the event that any of its partners fails to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime. In addition, a significant proportion of the Group’s product distribution is carried out through arrangements with third parties not controlled by Prudential and is therefore dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements, such as through significant deterioration in the reputation, financial position or other circumstances of the third party or material failure in controls (such as those pertaining to the prevention of financial crime) could adversely affect the results of operations of Prudential.

Prudential’s Articles of Association contain an exclusive jurisdiction provision

Under Prudential’s Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings by a shareholder (in its capacity as such) against Prudential and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential’s professional service providers that arise in connection with legal proceedings between the shareholder and such professional service provider. This provision could make it difficult for US and other non-UK shareholders to enforce their shareholder rights.

Changes in tax legislation may result in adverse tax consequences

Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential’s financial condition and results of operations.

Prudential plc and subsidiaries

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Income Statements

		2017 £m	2016 £m
	Note	Half year	Half year
Earned premiums, net of reinsurance		21,158	17,394
Investment return		20,629	17,062
Other income		1,222	1,085
Total revenue, net of reinsurance	B1.4	43,009	35,541
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(35,442)	(30,939)
Acquisition costs and other expenditure	B3	(5,330)	(3,563)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(216)	(169)
Disposal of Korea life business:
Cumulative exchange gain recycled from other comprehensive income	D1	61	-
Remeasurement adjustments	D1	5	-
Total charges, net of reinsurance		(40,922)	(34,671)
Share of profits from joint ventures and associates, net of related tax		120	86
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)*		2,207	956
Less tax charge attributable to policyholders’ returns		(393)	(292)
Profit before tax attributable to shareholders	B1.1	1,814	664
Total tax charge attributable to policyholders and shareholders	B5	(702)	(269)
Adjustment to remove tax charge attributable to policyholders’ returns		393	292
Tax (charge) credit attributable to shareholders’ returns	B5	(309)	23
Profit for the period attributable to equity holders of the Company		1,505	687

		2017	2016
Earnings per share (in pence)		Half year	Half year
Based on profit attributable to the equity holders of the Company:	B6
Basic		58.7p	26.9p
Diluted		58.6p	26.8p

		2017	2016
Dividends per share (in pence)	Note	Half year	Half year
Dividends relating to reporting period:	B7
First interim ordinary dividend		14.50p	12.93p
Dividends paid in reporting period:	B7
Second interim ordinary dividend for prior year		30.57p	26.47p
Special dividend for prior year		-	10.00p
Total		30.57p	36.47p
*	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
This is because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

		2017 £m	2016 £m
	Note	Half year	Half year

Profit for the period		1,505	687

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period		(220)	798
Cumulative exchange gain of Korea life business recycled through profit and loss	D1	(61)	-
Related tax		(4)	8
		(285)	806

Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding gains arising during the period		565	2,023
Add back net losses (deduct net gains) included in the income statement on disposal and impairment		(34)	95
Total	C3.2(c)	531	2,118
Related change in amortisation of deferred acquisition costs	C5(b)	(69)	(435)
Related tax		(162)	(589)
		300	1,094

Total		15	1,900

Items that will not be reclassified to profit or loss
Shareholders’ share of actuarial gains and losses on defined benefit pension schemes:
Gross		53	11
Related tax		(7)	(2)
		46	9

Other comprehensive income for the period, net of related tax		61	1,909

Total comprehensive income for the period attributable to the equity holders of the Company		1,566	2,596

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statement Of Changes In Equity

		Period ended 30 June 2017 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders’ equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit for the period		-	-	1,505	-	-	1,505	-	1,505
Other comprehensive income (loss)		-	-	46	(285)	300	61	-	61
Total comprehensive income (loss) for the period		-	-	1,551	(285)	300	1,566	-	1,566

Dividends	B7	-	-	(786)	-	-	(786)	-	(786)
Reserve movements in respect of share-based payments		-	-	22	-	-	22	-	22

Share capital and share premium
New share capital subscribed	C9	-	10	-	-	-	10	-	10

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(12)	-	-	(12)	-	(12)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	(17)	-	-	(17)	-	(17)
Net increase (decrease) in equity		-	10	758	(285)	300	783	-	783
At beginning of period		129	1,927	10,942	1,310	358	14,666	1	14,667
At end of period		129	1,937	11,700	1,025	658	15,449	1	15,450

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statement Of Changes In Equity (continued)

		Period ended 30 June 2016 £m
		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders’ equity	Non- controlling interests	Total equity
	Note	note C9	note C9
Reserves
Profit for the period		-	-	687	-	-	687	-	687
Other comprehensive income		-	-	9	806	1,094	1,909	-	1,909
Total comprehensive income for the period		-	-	696	806	1,094	2,596	-	2,596

Dividends	B7	-	-	(935)	-	-	(935)	-	(935)
Reserve movements in respect of share-based payments		-	-	(54)	-	-	(54)	-	(54)

Share capital and share premium
New share capital subscribed	C9	-	6	-	-	-	6	-	6

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	22	-	-	22	-	22
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	15	-	-	15	-	15
Net increase (decrease) in equity		-	6	(256)	806	1,094	1,650	-	1,650
At beginning of period		128	1,915	10,436	149	327	12,955	1	12,956
At end of period		128	1,921	10,180	955	1,421	14,605	1	14,606

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statements Of Financial Position

		2017 £m	2016 £m
	Note	30 Jun	31 Dec
Assets
Goodwill	C5(a)	1,501	1,628
Deferred acquisition costs and other intangible assets	C5(b)	10,757	10,807
Property, plant and equipment		727	743
Reinsurers’ share of insurance contract liabilities		9,709	10,051
Deferred tax assets	C7	4,105	4,315
Current tax recoverable		700	440
Accrued investment income		2,887	3,153
Other debtors		3,417	3,019
Investment properties		15,218	14,646
Investment in joint ventures and associates accounted for using the equity method		1,293	1,273
Loans	C3.3	16,952	15,173
Equity securities and portfolio holdings in unit trusts		210,437	198,552
Debt securities	C3.2	170,793	170,458
Derivative assets		3,789	3,936
Other investments		5,566	5,465
Deposits		13,353	12,185
Assets held for sale		33	4,589
Cash and cash equivalents		9,893	10,065
Total assets	C1	481,130	470,498

Equity
Shareholders’ equity		15,449	14,666
Non-controlling interests		1	1
Total equity		15,450	14,667

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)		398,980	388,996
Unallocated surplus of with-profits funds		15,090	14,317
Core structural borrowings of shareholder-financed operations	C6.1	6,614	6,798
Operational borrowings attributable to shareholder-financed operations	C6.2(a)	2,096	2,317
Borrowings attributable to with-profits operations	C6.2(b)	3,336	1,349
Obligations under funding, securities lending and sale and repurchase agreements		6,408	5,031
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		8,577	8,687
Deferred tax liabilities	C7	5,683	5,370
Current tax liabilities		743	649
Accruals, deferred income and other liabilities		14,524	13,825
Provisions		759	947
Derivative liabilities		2,870	3,252
Liabilities held for sale		-	4,293
Total liabilities	C1	465,680	455,831
Total equity and liabilities		481,130	470,498

Included within equity securities and portfolio holdings in unit trusts, debt securities and other investments are £9,182 million of lent securities as at 30 June 2017 (31 December 2016: £8,545 million).

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

		2017 £m	2016 £m
	Note	Half year	Half year

Cash flows from operating activities
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)note (i)		2,207	956
Non-cash movements in operating assets and liabilities reflected in profit before tax:
Other non-investment and non-cash assets		(550)	(2,660)
Investments		(26,539)	(21,280)
Policyholder liabilities (including unallocated surplus)		21,597	19,548
Other liabilities (including operational borrowings)		3,390	3,836
Other itemsnote (ii)		(15)	403
Net cash flows from operating activities		90	803
Cash flows from investing activities
Net cash outflows from purchases and disposals of property, plant and equipment		(56)	(32)
Net cash inflows (outflows) from corporate transactionsnote (iii)		813	(302)
Net cash flows from investing activities		757	(334)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (iv)	C6.1
Issue of subordinated debt, net of costs		-	681
Interest paid		(207)	(160)
With-profits operations:note (v)	C6.2
Interest paid		(4)	(4)
Equity capital:
Issues of ordinary share capital		10	6
Dividends paid		(786)	(935)
Net cash flows from financing activities		(987)	(412)
Net (decrease) / increase in cash and cash equivalents		(140)	57
Cash and cash equivalents at beginning of period		10,065	7,782
Effect of exchange rate changes on cash and cash equivalents		(32)	691
Cash and cash equivalents at end of period		9,893	8,530

Notes

(i)	This measure as explained in the footnote to the income statement is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii)	The adjusting items to profit before tax included within other items are adjustments in respect of non-cash items together with operational interest receipts and payments, dividend receipts and tax paid.
(iii)	Net cash flows for corporate transactions are for distribution rights and the acquisition and disposal of businesses (including private equity and other subsidiaries acquired by with-profits funds for investment purposes).
(iv)	Structural borrowings of shareholder-financed operations exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.
The changes in the carrying value of the structural borrowings of shareholder-financed operations during half year 2017 are analysed as follows:

	Non-cash movements £m
	Balance at 1 Jan 2017	Amortisation of issue costs	Foreign exchange movement	Balance at 30 Jun 2017
Structural borrowings of shareholder-financed operations	6,798	7	(191)	6,614

(v)	Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. There is no change in respect of the carrying value of the £100 million structural borrowings of the with-profits operations during half year 2017. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

The accompanying notes are an integral part of these financial statements

Index to the Notes to the unaudited condensed consolidated interim financial statements

Prudential plc and subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

30 June 2017

A	BACKGROUND

A1	Basis of preparation, audit status and exchange rates

These condensed consolidated interim financial statements for the six months ended 30 June 2017 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group’s policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS that are applicable or available for early adoption for the next annual financial statements and other policy improvements. EU-endorsed IFRS may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 30 June 2017, there were no unendorsed standards effective for the period ended 30 June 2017 which impact the condensed consolidated financial statements of the Group, and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group.

The IFRS basis results for the 2017 and 2016 half years are unaudited. The 2016 full year IFRS basis results have been derived from Prudential’s 2016 audited consolidated financial statements filed with the Securities and Exchange Commission on Form 20-F. These 2016 consolidated financial statements do not represent Prudential’s statutory accounts for the purpose of the UK Companies Act 2006. The auditors have reported on the 2016 statutory accounts which have been delivered to the Registrar of Companies. The auditors’ report was: (i) unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The exchange rates applied for balances and transactions in currencies other than the presentational currency of the Group, pounds sterling (GBP), were:

	Closing rate at 30 Jun 2017	Average for the 6 months to 30 Jun 2017	Closing rate at 30 Jun 2016	Average for the 6 months to 30 Jun 2016	Closing rate at 31 Dec 2016
Local currency: £
Hong Kong	10.14	9.80	10.37	11.13	9.58
Indonesia	17,311.76	16,793.63	17,662.47	19,222.95	16,647.30
Malaysia	5.58	5.53	5.39	5.87	5.54
Singapore	1.79	1.77	1.80	1.98	1.79
China	8.81	8.66	8.88	9.37	8.59
India	83.96	82.77	90.23	96.30	83.86
Vietnam	29,526.43	28,612.70	29,815.99	31,996.45	28,136.99
Thailand	44.13	43.72	46.98	50.81	44.25
US	1.30	1.26	1.34	1.43	1.24

The accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group’s consolidated financial statements for the year ended 31 December 2016, as disclosed in the 2016 Form 20-F.

A2	New accounting pronouncements in 2017

The IASB has issued the following new accounting pronouncements to be effective for 1 January 2017:

–	Disclosure Initiative (Amendments to IAS 7, ‘Statement of Cash Flows’);
–	Recognition of deferred tax assets for unrealised losses (Amendments to IAS 12, ‘Income Taxes’); and
–	Annual Improvements to IFRSs 2014-2016 Cycle.

The pronouncements have yet to be endorsed by the EU and will have no effect on the Group financial statements other than minor changes to disclosures.

B	EARNINGS PERFORMANCE

B1	Analysis of performance by segment

B1.1	Segment results – profit before tax

		2017 £m	2016* £m
	Note	Half year	Half year
Asia operations
Asia insurance operations	B4(a)	870	667
Eastspring Investments		83	61
Total Asia operations		953	728

US operations
Jackson (US insurance operations)		1,079	888
Broker-dealer and asset management		(6)	(12)
Total US operations		1,073	876

UK operations
UK insurance operations:	B4(b)
Long-term business		480	473
General insurance commissionnote (i)		17	19
Total UK insurance operations		497	492
M&G		248	225
Prudential Capital		6	13
Total UK operations		751	730

Total segment profit		2,777	2,334

Other income and expenditure
Investment return and other income		-	6
Interest payable on core structural borrowings		(216)	(165)
Corporate expenditurenote (ii)		(172)	(156)
Total		(388)	(315)
Solvency II implementation costs		-	(11)
Restructuring costsnote (iii)		(31)	(7)
Operating profit based on longer-term investment returns before interest received from tax settlement		2,358	2,001
Interest received from tax settlement		-	43
Operating profit based on longer-term investment returns	B1.3	2,358	2,044

Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(573)	(1,385)
Amortisation of acquisition accounting adjustmentsnote (iv)		(32)	(35)
Cumulative exchange gain on the sold Korea life business recycled from other comprehensive income	D1	61	-
Profit (loss) attaching to the held for sale Korea life business	D1	-	40
Profit before tax attributable to shareholders		1,814	664
Tax charge attributable to shareholders’ returns	B5	(309)	23
Profit for the period attributable to shareholders		1,505	687

		2017	2016*
Basic earnings per share (in pence)	B6	Half year	Half year
Based on operating profit based on longer-term investment returns		70.0p	61.3p
Based on profit for the period		58.7p	26.9p
*

The Group completed the sale of its life business in Korea in May 2017.Operating profit based on longer term investment returns for half year 2017 excludes the results attributable to the sold Korea life business, as described in note D1. This approach is consistent with the presentation of operating profit for full year 2016 reported in the Group 2016 Annual Report. Comparative operating profit for half year 2016 has been represented in order to show the results of the retained operations on a comparable basis, resulting in a reclassification in half year 2016 of £15 million of operating profit attributable to the Korea life business to non-operating profit.

Notes

(i)	General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products in connection with the arrangement to transfer the UK general insurance business to Churchill in 2002.
(ii)	Corporate expenditure as shown above is for Group Head Office and Asia Regional Head Office.
(iii)	Restructuring costs are incurred in the UK and Asia and represent one-off business development expenses.
(iv)	Amortisation of acquisition accounting adjustments principally relate to the REALIC business of Jackson.

B1.2    Short-term fluctuations in investment returns on shareholder-backed business

	2017 £m	2016 £m
	Half year	Half year
Insurance operations:
Asianote (i)	41	1
USnote (ii)	(754)	(1,440)
UKnote (iii)	9	246
Other operationsnote (iv)	131	(192)
Total	(573)	(1,385)
*	Following its sale in May 2017, the half year 2016 comparative short-term fluctuations in investment returns has been adjusted to exclude the result attributable to the sold Korea life business. This approach is consistent with that applied at full year 2016.

Notes

(i)	Asia insurance operations
In Asia, the positive short-term fluctuations of £41 million principally reflect net value movements on shareholders’ assets and related liabilities following falls in bond yields across the region during the period (half year 2016: positive £1 million).
(ii)	US insurance operations
The short-term fluctuations in investment returns for US insurance operations are reported net of related credit for amortisation of deferred acquisition costs, of £231 million as shown in note C5 (half year 2016: credit of £616 million) and comprise amounts in respect of the following items:

	2017 £m	2016 £m
	Half year	Half year
Net equity hedge resultnote (a)	(782)	(1,692)
Other than equity-related derivativesnote (b)	12	335
Debt securitiesnote (c)	5	(105)
Equity-type investments: actual less longer-term return	1	13
Other items	10	9
Total	(754)	(1,440)

Notes

(a)	Net equity hedge result

The purpose of the inclusion of this item in short-term fluctuations in investment returns is to segregate the amount included in pre-tax profit that relates to the accounting effect of market movements on both the measured value of guarantees in Jackson’s variable annuity and fixed index annuity products and on the related derivatives used to manage the exposures inherent in these guarantees. As the Group applies US GAAP for the measured value of the product guarantees this item also includes asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ as described below.

The result comprises the net effect of:

1	The accounting value movements on the variable and fixed index annuity guarantee liabilities. This includes:

–	The Guaranteed Minimum Death Benefit (GMDB), and the ‘for life’ portion of Guaranteed Minimum Withdrawal Benefit (GMWB) guarantees which are measured under the US GAAP basis applied for IFRS in a way that is substantially insensitive to the effect of current period equity market and interest rate changes; and

–	The ‘not for life’ portion of GMWB embedded derivative liabilities which are required to be measured under IAS 39 using a basis under which the projected future growth rate of the account balance is based on current swap rates (rather than expected rates of return) with only a portion of the expected future guarantee fees included. Reserve value movements on these liabilities are sensitive to changes to levels of equity markets, implied volatility and interest rates.

2	Adjustments in respect of fee assessments and claim payments;
3	Fair value movements on free-standing equity derivatives held to manage equity exposures of the variable annuity guarantees and fixed index annuity embedded options; and
4	Related changes to DAC amortisation in accordance with the policy that DAC is amortised in line with emergence of margins.

The net equity hedge result therefore includes significant accounting mismatches and other factors that detract from the presentation of an economic result. These other factors include:

–	The variable annuity guarantees and fixed index annuity embedded options being only partially fair valued under ‘grandfathered’ US GAAP;
–	The interest rate exposure being managed through the other than equity-related derivative programme explained in note (b) below; and
–	Jackson’s management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

(b)	Other than equity-related derivatives

The fluctuations for this item comprise the net effect of:

–	Fair value movements on free-standing, other than equity-related derivatives;
–	Accounting effects of the Guaranteed Minimum Income Benefit (GMIB) reinsurance; and
–	Related amortisation of DAC.

The free-standing, other than equity-related derivatives, are held to manage interest rate exposures and durations within the general account and the variable annuity guarantees and fixed index annuity embedded options described in note (a) above.

The direct GMIB liability is valued using the US GAAP measurement basis applied for IFRS reporting in a way that substantially does not recognise the effects of market movements. Reinsurance arrangements are in place so as to essentially fully insulate Jackson from the GMIB exposure. Notwithstanding that the liability is essentially fully reinsured, as the reinsurance asset is net settled, it is deemed a derivative under IAS 39 which requires fair valuation.

The fluctuations for this item therefore include significant accounting mismatches caused by:

–	The fair value movements booked in the income statement on the derivative programme being in respect of the management of interest rate exposures of the variable and fixed index annuity business, as well as the fixed annuity business guarantees and durations within the general account;
–	Fair value movements on Jackson’s debt securities of the general account which are recorded in other comprehensive income rather than the income statement; and
–	The mixed measurement model that applies for the GMIB and its reinsurance.

(c)	Short-term fluctuations related to debt securities

	2017 £m	2016 £m
	Half year	Half year
Short-term fluctuations relating to debt securities
(Charges) credits in the period:
Losses on sales of impaired and deteriorating bonds	(2)	(87)
Defaultsnote (v)	-	(6)
Bond write downs	(1)	(32)
Recoveries/reversals	7	4
Total credits (charges) in the period	4	(121)
Less: Risk margin allowance deducted from operating profit based on longer-term investment returns	46	42
	50	(79)
Interest-related realised gains:
Arising in the period	23	20
Less: Amortisation of gains and losses arising in current and prior periods to operating profit based on longer-term investment returns	(72)	(59)
	(49)	(39)
Related amortisation of deferred acquisition costs	4	13
Total short-term fluctuations related to debt securities	5	(105)

The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in operating profit and variations from year to year are included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for half year 2017 is based on an average annual risk margin reserve of 21 basis points (half year 2016: 21 basis points) on average book values of US$55.8 billion (half year 2016: US$56.4 billion) as shown below:

	Half year 2017				Half year 2016
Moody’s rating category (or equivalent under NAIC ratings of mortgage- backed securities)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss
	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	27,848	0.13	(35)	(28)	29,172	0.12	(36)	(25)
Baa1, 2 or 3	26,601	0.23	(60)	(47)	25,771	0.24	(63)	(44)
Ba1, 2 or 3	1,052	1.03	(11)	(9)	1,065	1.08	(11)	(8)
B1, 2 or 3	311	2.75	(9)	(7)	319	3.02	(10)	(7)
Below B3	27	3.80	(1)	(1)	41	3.81	(2)	(1)
Total	55,839	0.21	(116)	(92)	56,368	0.21	(122)	(85)

Related amortisation of deferred acquisition costs (see below)			22	17			22	15

Risk margin reserve charge to operating profit for longer-term credit-related losses			(94)	(75)			(100)	(70)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson’s IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax credit of £462 million for net unrealised gains on debt securities classified as available-for-sale net of related amortisation of deferred acquisition costs (half year 2016: credit of £1,683 million for net unrealised gains). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.2(b).

(iii)	UK insurance operations

The positive short-term fluctuations in investment returns for UK insurance operations of £9 million (half year 2016: £246 million) include net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business.

(iv)	Other

The positive short-term fluctuations in investment returns for other operations of £131 million (half year 2016: negative £(192) million) include unrealised value movements on financial instruments and foreign exchange items.

(v)	Default losses

The Group incurred no default losses on its shareholder-backed debt securities portfolio for half year 2017 (half year 2016: £(6) million).

B1.3    Determining operating segments and performance measure of operating segments

Operating segments

The Group’s operating segments, determined in accordance with IFRS 8 ‘Operating Segments’, are as follows:

Insurance operations:	Asset management operations:
– Asia	– Eastspring Investments
– US (Jackson)	– US broker-dealer and asset management
– UK	– M&G
– Prudential Capital

The Group’s operating segments are also its reportable segments for the purposes of internal management reporting.

Performance measure

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measurement basis distinguishes operating profit based on longer-term investment returns from other constituents of the total profit as follows:

–	Short-term fluctuations in investment returns on shareholder-backed business;
–	Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and
–	Profit (loss) attaching to the sold Korea life business including the recycling of the cumulative exchange translation gain on the sold Korea life business from other comprehensive income to the income statement in 2017.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

The determination of operating profit based on longer-term investment returns for investment and liability movements is as described in the Basis of Performance Measures section of this document.

For Group debt securities at 30 June 2017, the level of unamortised interest-related realised gains and losses related to previously sold bonds and have yet to be amortised to operating profit was a net gain of £876 million (30 June 2016: net gain of £605 million).

For equity-type securities, the longer-term rates of return applied by the non-linked shareholder-financed insurance operations of Asia and the US to determine the amount of investment return included in operating profit are as follows:

–	For Asia insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £1,535 million as at 30 June 2017 (30 June 2016: £1,035 million). The rates of return applied for 2017 ranged from 4.7 per cent to 17.2 per cent (30 June 2016: 3.2 per cent to 13.0 per cent) with the rates applied varying by business unit.

–	For US insurance operations, at 30 June 2017, the equity-type securities for non-separate account operations amounted to £1,256 million (30 June 2016: £1,115 million). The longer-term rates of return for income and capital applied in 2017 and 2016, which reflect the combination of the average risk-free rates over the period and appropriate risk premiums, are as follows:

	2017	2016
	Half year	Half year

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	6.2% to 6.5%	5.5% to 5.9%
Other equity-type securities such as investments in limited partnerships and private equity funds	8.2% to 8.5%	7.5% to 7.9%

B1.4    Additional segmental analysis of revenue

The additional segmental analysis of revenue including those from external customers excluding investment return and net of outward reinsurance premiums are as follows:

	Half year 2017 £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations)	Group total
Gross premium earned	7,697	7,997	6,411	-	-	-	-	22,105	-	22,105
Outward reinsurance	(243)	(168)	(536)	-	-	-	-	(947)	-	(947)
Earned premiums, net of reinsurance	7,454	7,829	5,875	-	-	-	-	21,158	-	21,158
Other income from external customers	56	3	89	576	10	371	103	1,208	14	1,222
Total revenue from external customers	7,510	7,832	5,964	576	10	371	103	22,366	14	22,380
Intra-group revenue	-	-	-	88	20	57	128	293	(293)	-
Interest income	485	1,082	1,754	-	30	-	1	3,352	3	3,355
Other investment return	4,315	7,253	5,605	4	47	1	2	17,227	47	17,274
Total revenue, net of reinsurance	12,310	16,167	13,323	668	107	429	234	43,238	(229)	43,009

	Half year 2016 £m
	Insurance operations			Asset management
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments	Total segment	Unallocated to a segment (central operations)	Group total
Gross premium earned	6,116	6,980	5,242	-	-	-	-	18,338	-	18,338
Outward reinsurance	(401)	(162)	(381)	-	-	-	-	(944)	-	(944)
Earned premiums, net of reinsurance	5,715	6,818	4,861	-	-	-	-	17,394	-	17,394
Other income from external customers	32	1	124	463	2	322	85	1,029	56	1,085
Total revenue from external customers	5,747	6,819	4,985	463	2	322	85	18,423	56	18,479
Intra-group revenue	-	-	-	88	16	47	95	246	(246)	-
Interest income	441	992	2,186	2	36	-	1	3,658	-	3,658
Other investment return	2,241	1,537	9,789	4	(67)	(1)	-	13,503	(99)	13,404
Total revenue, net of reinsurance	8,429	9,348	16,960	557	(13)	368	181	35,830	(289)	35,541

B2    Profit before tax – asset management operations

The profit included in the income statement in respect of asset management operations for the year is as follows:

	2017 £m					2016 £m
	M&G	Prudential Capital	US	Eastspring Investments	Half year Total	Half year Total
Revenue (excluding NPH broker-dealer fees)	668	107	124	234	1,133	834
NPH broker-dealer feesnote (i)	-	-	305	-	305	259
Gross revenue	668	107	429	234	1,438	1,093
Charges (excluding NPH broker-dealer fees)	(395)	(50)	(130)	(180)	(755)	(649)
NPH broker-dealer feesnote (i)	-	-	(305)	-	(305)	(259)
Gross charges	(395)	(50)	(435)	(180)	(1,060)	(908)
Share of profits from joint ventures and associates, net of related tax	8	-	-	29	37	26
Profit before tax	281	57	(6)	83	415	211
Comprising:
Operating profit based on longer-term investment returnsnote (ii)	248	6	(6)	83	331	287
Short-term fluctuations in investment returns	33	51	-	-	84	(76)
Profit before tax	281	57	(6)	83	415	211

Notes

(i)	NPH broker-dealer fees represent commissions received that are then paid on to the writing brokers on sales of investment products.
To reflect their commercial nature, the amounts are also wholly reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from this item. The presentation in the table above shows the amounts attributable to this item so that the underlying revenue and charges can be seen.
(ii)	M&G operating profit based on longer-term investment returns:

	2017 £m	2016 £m
	Half year	Half year
Asset management fee income	491	431
Other income	4	9
Staff costs	(166)	(133)
Other costs	(95)	(96)
Underlying profit before performance-related fees	234	211
Share of associate’s results	8	5
Performance-related fees	6	9
M&G operating profit based on longer-term investment returns	248	225

The revenue for M&G of £501 million (half year 2016: £449 million), comprising the amounts for asset management fee income, other income and performance-related fees shown above, is different to the amount of £668 million shown in the main table of this note. This is because the £501 million (half year 2016: £449 million) is after deducting commissions which would have been included as charges in the main table. The difference in the presentation of commission is aligned with how management reviews the business.

B3    Acquisition costs and other expenditure

	2017 £m	2016 £m
	Half year	Half year
Acquisition costs incurred for insurance policies	(1,920)	(1,700)
Acquisition costs deferred less amortisation of acquisition costs	399	740
Administration costs and other expenditure	(3,055)	(2,451)
Movements in amounts attributable to external unit holders of consolidated investment funds	(754)	(152)
Total acquisition costs and other expenditure	(5,330)	(3,563)

Included in total acquisition costs and other expenditure is depreciation of property, plant and equipment of £(60) million (half year 2016: £(75) million).

B4    Effect of changes and other accounting features on insurance assets and liabilities

The following features are of relevance to the determination of the half year 2017 results:

(a)	Asia insurance operations

In half year 2017, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £54 million (half year 2016: £42 million) representing a small number of non-recurring items.

(b)	UK insurance operations

Annuity business

Allowance for credit risk

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest used for discounting projected future annuity payments to policyholders that would have otherwise applied. The credit risk allowance comprises an amount for long-term best estimate defaults and additional provisions for credit risk premium, the cost of downgrades and short-term defaults.

Prudential Retirement Income Limited (PRIL) was the principal company writing the UK’s shareholder-backed annuity business. In the second half of 2016, the business of PRIL was transferred into PAC following a Part VII transfer under the Financial Services and Markets Act 2000.

The IFRS credit risk allowance made for the ex-PRIL UK shareholder-backed fixed and linked annuity business equated to 43 basis points at 30 June 2017 (30 June 2016 and 31 December 2016: 43 basis points). The allowance represented 28 per cent of the bond spread over swap rates (30 June 2016: 23 per cent; 31 December 2016: 26 per cent).

The reserves for credit risk allowance at 30 June 2017 for the UK shareholder-backed business (both for ex-PRIL and the legacy PAC shareholder annuity business) were £1.7 billion (30 June 2016: £ 1.8 billion; 31 December 2016: £1.7 billion).

Longevity reinsurance and other management actions

A number of management actions were taken in the first half of 2017 to improve the solvency position of the UK insurance operations and further mitigate market risk, which have generated combined profits of £188 million. Similar actions were also taken in 2016.

Of this amount £31 million related to profit from additional longevity reinsurance transactions covering £0.6 billion of annuity liabilities on an IFRS basis, with the balance of £157 million reflecting the effect of repositioning the fixed income portfolio and other actions.

The contribution to profit from similar longevity reinsurance and other management actions in 2016 was £140 million for the first half of the year (of which £66 million related to longevity reinsurance transactions covering £1.5 billion of IFRS annuity liabilities).

At 30 June 2017, longevity reinsurance covered £14.8 billion of IFRS annuity liabilities equivalent to 44 per cent of total annuity liabilities (31 December 2016: £14.4 billion, 42 per cent).

Review of past annuity sales

Prudential has agreed with the Financial Conduct Authority (FCA) to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers. The review will examine whether customers were given sufficient information about their potential eligibility to purchase an enhanced annuity, either from Prudential or another pension provider. The review commenced in 2017 and is expected to last a period of three years. A provision of £175 million was established at 31 December 2016 to cover the costs of undertaking the review and any potential redress. Other than to cover the small amount of costs incurred in the period, no change has been made to this provision as at 30 June 2017. The ultimate amount that will be expended by the Group on the review remains uncertain. Although the Group’s professional indemnity insurance may mitigate the overall financial impact of this review, with potential insurance recoveries of up to £175 million, no such recovery has been factored in the provision, in accordance with the requirements of IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’.

B5    Tax charge

(a)	Total tax charge by nature of expense

The total tax charge in the income statement is as follows:

	2017 £m			2016 £m
Tax charge	Current tax	Deferred tax	Half year Total	Half year Total
UK tax	(240)	(66)	(306)	(229)
Overseas tax	(187)	(209)	(396)	(40)
Total tax charge	(427)	(275)	(702)	(269)

The current tax charge of £427 million includes £37 million (half year 2016: £27 million) in respect of the tax charge for the Hong Kong operation. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either: (i) 5 per cent of the net insurance premium; or (ii) the estimated assessable profits, depending on the nature of the business written.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below:

	2017 £m			2016 £m
Tax charge	Current tax	Deferred tax	Half year Total	Half year Total
Tax (charge) to policyholders’ returns	(247)	(146)	(393)	(292)
Tax (charge) credit attributable to shareholders	(180)	(129)	(309)	23
Total tax (charge)	(427)	(275)	(702)	(269)

The principal reason for the increase in the tax charge attributable to policyholders’ returns compared to half year 2016 is an increase on investment return in the with-profits fund in the UK insurance operations. The principal reason for the increase in the tax charge attributable to shareholders’ returns compared to half year 2016 is a reduction in the deferred tax credit on derivative fair value movements in the US insurance operations.

(b)	Reconciliation of effective tax rate

In the reconciliation below, the expected tax rates reflect the corporate income tax rates that are expected to apply to the taxable profit of the relevant business. Where there are profits of more than one jurisdiction the expected tax rates reflect the corporation tax rates weighted by reference to the amount of profit contributing to the aggregate business result. In the column ‘Attributable to policyholders’, the 100 per cent expected tax rate is the result of accounting for policyholder income after the deduction of expenses and movement on unallocated surpluses and on an after tax basis, the effect of which leaves the profit equal to the tax charge.

	Half year 2017 £m
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Attributable to shareholders	Attributable to policyholders	Total
Operating profit (loss) based on longer-term investment returns	870	1,079	497	(88)	2,358	n/a	n/a
Non-operating profit (loss)	98	(782)	9	131	(544)	n/a	n/a
Profit before tax	968	297	506	43	1,814	393	2,207
Expected tax rate	20%	35%	19%	19%	22%	100%	36%
Tax at the expected rate	194	104	96	8	402	393	795
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(18)	(10)		(3)	(31)		(31)
Deductions not allowable for tax purposes	8		5	5	18		18
Items related to taxation of life insurance businesses	(43)	(85)	(2)		(130)		(130)
Deferred tax adjustments	4		(1)		3		3
Effect of results of joint ventures and associates	(11)			(9)	(20)		(20)
Irrecoverable withholding taxes				29	29		29
Other		4	2	4	10		10
Total	(60)	(91)	4	26	(121)		(121)
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years		10	(5)	(1)	4		4
Movements in provisions for open tax matters	7	25			32		32
Cumulative exchange gains on the sold Korea life business recycled from other comprehensive income	(8)				(8)		(8)
Total	(1)	35	(5)	(1)	28		28
Total actual tax charge	133	48	95	33	309	393	702
Analysed into:
Tax on operating profit based on longer-term investment returns	141	322	92	8	563	n/a	n/a
Tax on non-operating profit	(8)	(274)	3	25	(254)	n/a	n/a
Actual tax rate:
Operating profit based on longer-term investment returns
Including non-recurring tax reconciling items	16%	30%	19%	(9)%	24%	n/a	n/a
Excluding non-recurring tax reconciling items	15%	27%	20%	(10)%	22%	n/a	n/a
Total profit	14%	16%	19%	77%	17%	100%	32%

The more significant reconciling items are explained below:

Asia insurance operations

The £18 million reconciling item ‘income not taxable or taxable at concessionary rates’ primarily reflects income not subject to the full rate of corporate tax in Malaysia, Singapore and Taiwan.

The £43 million reconciling item ‘items related to taxation of life insurance businesses’ reflects where the basis of tax is not the accounting profits, primarily in:

–	Hong Kong where the taxable profit is based on the net insurance premiums; and
–	Indonesia and Philippines where investment income is subject to withholding tax at source and no further corporation tax.

The £11 million reconciling item ‘effect of results of the joint ventures and associates’ arises from the accounting requirement for inclusion in the profit before tax of Prudential’s share of the profits after tax from the joint ventures and associates, with no equivalent item included in Prudential’s tax charge.

The £8 million reconciling item ‘cumulative exchange gain on the sold Korea life business recycled from other comprehensive income’ reflects the non-taxable exchange gain arising on the Korea life business previously taken through other comprehensive income on a period-by-period basis recycled through the income statement following the sale of the business.

US insurance operations

The £85 million reconciling item ‘items related to taxation of life insurance businesses’ reflects the impact of the dividend received deduction on the taxation of profits from the variable annuity business.

UK insurance operations

There are no significant reconciling items or significant movements from half year 2016.

Other operations

The £29 million reconciling item ‘irrecoverable withholding taxes’ relates to withholding tax suffered on distributions from group companies which cannot be recovered against other taxes paid. Other operations comprise the Group’s asset management businesses and central operations.

	Half year 2016* £m
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Attributable to shareholders	Attributable to policyholders	Total
Operating profit (loss) based on longer-term investment returns*	667	888	492	(3)	2,044	n/a	n/a
Non-operating profit (loss)	37	(1,471)	246	(192)	(1,380)	n/a	n/a
Profit (loss) before tax	704	(583)	738	(195)	664	292	956
Expected tax rate	21%	35%	20%	20%	8%	100%	36%
Tax at the expected rate	148	(204)	148	(39)	53	292	345
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(14)	(5)	(16)	(3)	(38)		(38)
Deductions not allowable for tax purposes	8	2	6	2	18		18
Items related to taxation of life insurance businesses	(10)	(60)	(1)	-	(71)		(71)
Deferred tax adjustments	(1)	-	3	(3)	(1)		(1)
Effect of results of joint ventures and associates	(10)	-	-	(7)	(17)		(17)
Irrecoverable withholding taxes	-	-	-	20	20		20
Other	3	-	(2)	16	17		17
Total	(24)	(63)	(10)	25	(72)		(72)
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	1	(3)	-	(2)	(4)		(4)
Total	1	(3)	-	(2)	(4)		(4)
Total actual tax charge (credit)	125	(270)	138	(16)	(23)	292	269
Analysed into:
Tax on operating profit based on longer-term investment returns	116	245	101	13	475	n/a	n/a
Tax on non-operating profit	9	(515)	37	(29)	(498)	n/a	n/a
Actual tax rate:
Operating profit based on longer-term investment returns
Including non-recurring tax reconciling items	17%	28%	21%	(433)%	23%	n/a	n/a
Excluding non-recurring tax reconciling items	17%	28%	21%	(500)%	23%	n/a	n/a
Total profit	18%	46%	19%	8%	(3)%	100%	28%
*	Following its sale in May 2017, the half year 2016 comparative operating result has been adjusted to exclude the result attributable to the sold Korea life business. This approach is consistent with that applied at full year 2016.

B6    Earnings per share

		Half year 2017
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
		note B1.1	note B5
	Note	£m	£m	£m	pence	pence
Based on operating profit based on longer-term investment returns		2,358	(563)	1,795	70.0p	69.9p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(573)	248	(325)	(12.7)p	(12.7)p
Amortisation of acquisition accounting adjustments		(32)	6	(26)	(1.0)p	(1.0)p
Cumulative exchange gain on the sold Korea life business recycled from other comprehensive income		61	-	61	2.4p	2.4p
Based on profit for the period		1,814	(309)	1,505	58.7p	58.6p

		Half year 2016*
		Before tax	Tax	Net of tax	Basic earnings per share	Diluted earnings per share
		note B1.1	note B5
	Note	£m	£m	£m	pence	pence
Based on operating profit based on longer-term investment returns		2,044	(475)	1,569	61.3p	61.2p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,385)	496	(889)	(34.7)p	(34.7)p
Amortisation of acquisition accounting adjustments		(35)	11	(24)	(0.9)p	(0.9)p
Profit attaching to held for sale Korea life business	D1	40	(9)	31	1.2p	1.2p
Based on profit for the period		664	23	687	26.9p	26.8p
*	Following its sale in May 2017, the half year 2016 comparative operating result has been adjusted to exclude the result attributable to the sold Korea life business. This approach is consistent with that applied at full year 2016.

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share, which excludes those held in employee share trusts and consolidated unit trusts and OEICs, is set out as below:

	Half year 2017	Half year 2016
Weighted average number of shares for calculation of:	(millions)	(millions)
Basic earnings per share	2,565	2,558
Diluted earnings per share	2,567	2,559

B7    Dividends

	Half year 2017		Half year 2016
	Pence per share	£m	Pence per share	£m
Dividends relating to reporting period:
First interim ordinary dividend	14.50p	375	12.93p	333
Dividends paid in reporting period:
Second interim ordinary dividend for prior year	30.57p	786	26.47p	679
Special dividend for prior year	-	-	10.00p	256
Total	30.57p	786	36.47p	935

Dividend per share

The second interim dividend of 30.57 pence per ordinary share for the year ended 31 December 2016 was paid to eligible shareholders on 19 May 2017.

The 2017 first interim dividend of 14.50 pence per ordinary share will be paid on 28 September 2017 in sterling to shareholders on the principal (UK) register and the Irish branch register at 6.00pm BST on 25 August 2017 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 9 August 2017. Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 5 October 2017. The exchange rate at which the dividend payable to the US Shareholders will be translated into US dollars will be determined by the depositary agent. The first interim dividend will be paid on or about 5 October 2017 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The exchange rate at which the dividend payable to the SG Shareholders will be translated from Hong Kong dollars into Singapore dollars, will be determined by CDP.

Shareholders on the principal (UK) register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

C	BALANCE SHEET NOTES

C1	Analysis of Group statement of financial position by segment

To explain the assets, liabilities and capital of the Group’s businesses more comprehensively, it is appropriate to provide analyses of the Group’s statement of financial position by operating segment and type of business.

	30 Jun 2017 £m										31 Dec 2016 £m
	Insurance operations			Asset management				Unallocated to a segment (central operations)	Elimination of intra-group debtors and creditors	Group Total	Group Total
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments
By operating segment	C2.1	C2.2	C2.3
Assets
GoodwillC5(a)	245	-	26	1,153	-	16	61	-	-	1,501	1,628
Deferred acquisition costs and other intangible assets C5(b)	2,340	8,187	168	6	-	5	4	47	-	10,757	10,807
Property, plant and equipment	119	224	344	4	-	8	3	25	-	727	743
Reinsurers’ share of insurance contract liabilities	1,680	6,740	2,560	-	-	-	-	-	(1,271)	9,709	10,051
Deferred tax assetsC7	85	3,678	127	20	7	130	8	50	-	4,105	4,315
Current tax recoverable	30	348	311	-	5	6	-	70	(70)	700	440
Accrued investment incomenote (i)	565	493	1,650	7	23	76	32	41	-	2,887	3,153
Other debtorsnote (ii)	2,598	260	2,796	1,000	758	73	62	5,418	(9,548)	3,417	3,019
Investment properties	5	6	15,207	-	-	-	-	-	-	15,218	14,646
Investment in joint ventures and associates accounted for using the equity method	714	-	405	39	-	-	135	-	-	1,293	1,273
LoansC3.3	1,307	9,497	5,784	-	364	-	-	-	-	16,952	15,173
Equity securities and portfolio holdings in unit trusts	26,753	125,059	58,398	111	-	-	19	97	-	210,437	198,552
Debt securitiesC3.2	39,061	38,029	91,302	-	2,381	-	-	20	-	170,793	170,458
Derivative assets	102	906	2,676	-	101	-	-	4	-	3,789	3,936
Other investments	-	932	4,614	16	-	4	-	-	-	5,566	5,465
Deposits	1,243	-	11,843	-	-	18	44	205	-	13,353	12,185
Assets held for sale	-	-	33	-	-	-	-	-	-	33	4,589
Cash and cash equivalents note (ii)	1,786	1,194	4,565	350	1,451	276	156	115	-	9,893	10,065
Total assets	78,633	195,553	202,809	2,706	5,090	612	524	6,092	(10,889)	481,130	470,498

	30 Jun 2017 £m										31 Dec 2016 £m
	Insurance operations			Asset management				Unallocated to a segment (central operations)	Elimination of intra-group debtors and creditors	Group Total	Group Total
	Asia	US	UK	M&G	Prudential Capital	US	Eastspring Investments
By operating segment	C2.1	C2.2	C2.3

Total equity	5,181	5,011	6,227	1,868	61	202	382	(3,482)	-	15,450	14,667

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)C4.1	59,619	177,779	162,853	-	-	-	-	-	(1,271)	398,980	388,996
Unallocated surplus of with-profits fundsC4.1	3,003	-	12,087	-	-	-	-	-	-	15,090	14,317
Core structural borrowings of shareholder-financed operationsC6.1	-	192	-	-	275	-	-	6,147	-	6,614	6,798
Operational borrowings attributable to shareholder-financed operationsnote (iv), C6.2(a)	20	453	147	52	-	-	-	1,424	-	2,096	2,317
Borrowings attributable to with-profits operationsC6.2(b)	20	-	3,316	-	-	-	-	-	-	3,336	1,349
Obligations under funding, securities lending and sale and repurchase agreements	-	4,518	1,890	-	-	-	-	-	-	6,408	5,031
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	3,541	-	5,036	-	-	-	-	-	-	8,577	8,687
Deferred tax liabilitiesC7	1,021	2,981	1,646	21	-	2	1	11	-	5,683	5,370
Current tax liabilities	162	58	451	37	20	2	13	70	(70)	743	649
Accruals, deferred income and other liabilities	5,804	4,517	7,035	547	4,208	406	75	1,480	(9,548)	14,524	13,825
Provisions	138	1	350	181	-	-	53	36	-	759	947
Derivative liabilities	124	43	1,771	-	526	-	-	406	-	2,870	3,252
Liabilities held for sale	-	-	-	-	-	-	-	-	-	-	4,293
Total liabilities	73,452	190,542	196,582	838	5,029	410	142	9,574	(10,889)	465,680	455,831
Total equity and liabilities	78,633	195,553	202,809	2,706	5,090	612	524	6,092	(10,889)	481,130	470,498

Notes

(i)	£409 million (31 December 2016: £413 million) of the property, plant and equipment of £727 million (31 December 2016: £743 million) was held by the Group’s with-profits operations, primarily by the consolidated subsidiaries for venture funds and other investment purposes of the PAC with-profits fund. The Group made additions to property, plant and equipment of £120 million during the period (31 December 2016: £348 million).
(ii)	Reinsurers’ share of contract liabilities relate primarily to the reinsurance ceded in respect of the acquired REALIC business by the Group’s US insurance operations.
(iii)	Within other debtors are premiums receivable of £432 million (31 December 2016: £498 million) of which 77 per cent are due within one year. The remaining 23 per cent is due after one year.
(iv)	Within ‘Accruals, deferred income and other liabilities’ of £14,524 million (31 December 2016: £13,825 million) is an amount of £8,575 million (31 December 2016: £9,873 million) that is due within one year.

C2	Analysis of segment statement of financial position by business type

To show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business, the analysis below is structured to show the assets and liabilities of each segment by business type.

C2.1	Asia insurance operations

		2017 £m				2016 £m
	Note	With-profits business	Unit-linked assets and liabilities	Other business	30 Jun Total	31 Dec Total
Assets
Goodwill		-	-	245	245	245
Deferred acquisition costs and other intangible assets		31	-	2,309	2,340	2,316
Property, plant and equipment		82	-	37	119	121
Reinsurers’ share of insurance contract liabilities		50	-	1,630	1,680	1,539
Deferred tax assets		-	-	85	85	98
Current tax recoverable		-	-	30	30	29
Accrued investment income		253	60	252	565	521
Other debtors		1,847	189	562	2,598	2,633
Investment properties		-	-	5	5	5
Investment in joint ventures and associates accounted for using the equity method		-	-	714	714	688
Loans	C3.3	702	-	605	1,307	1,303
Equity securities and portfolio holdings in unit trusts		12,821	12,397	1,535	26,753	23,581
Debt securities	C3.2	23,398	3,442	12,221	39,061	36,546
Derivative assets		58	3	41	102	47
Deposits		307	393	543	1,243	1,379
Assets held for sale		-	-	-	-	3,863
Cash and cash equivalents		733	234	819	1,786	1,995
Total assets		40,282	16,718	21,633	78,633	76,909
Total equity		-	-	5,181	5,181	4,993
Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.1(b)	31,549	15,326	12,744	59,619	55,018
Unallocated surplus of with-profits funds	C4.1(b)	3,003	-	-	3,003	2,667
Operational borrowings attributable to shareholder-financed operations		-	13	7	20	19
Borrowings attributable to with-profits operations		20	-	-	20	4
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		2,114	1,201	226	3,541	3,093
Deferred tax liabilities		705	38	278	1,021	935
Current tax liabilities		64	-	98	162	113
Accruals, deferred income and other liabilities		2,667	138	2,999	5,804	5,887
Provisions		48	-	90	138	157
Derivative liabilities		112	2	10	124	265
Liabilities held for sale		-	-	-	-	3,758
Total liabilities		40,282	16,718	16,452	73,452	71,916
Total equity and liabilities		40,282	16,718	21,633	78,633	76,909

Note

The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. Assets and liabilities of other participating businesses are included in the column for ‘Other business’.

C2.2    US  insurance operations

		2017 £m			2016 £m
		Variable annuity separate account assets and liabilities	Fixed annuity, GIC and other business	30 Jun Total	31 Dec Total
	Note
Assets
Deferred acquisition costs and other intangible assets		-	8,187	8,187	8,323
Property, plant and equipment		-	224	224	237
Reinsurers’ share of insurance contract liabilities		-	6,740	6,740	7,224
Deferred tax assets		-	3,678	3,678	3,861
Current tax recoverable		-	348	348	95
Accrued investment income		-	493	493	549
Other debtors		-	260	260	295
Investment properties		-	6	6	6
Loans	C3.3	-	9,497	9,497	9,735
Equity securities and portfolio holdings in unit trusts		124,735	324	125,059	120,747
Debt securities	C3.2	-	38,029	38,029	40,745
Derivative assets		-	906	906	834
Other investments		-	932	932	987
Cash and cash equivalents		-	1,194	1,194	1,054
Total assets		124,735	70,818	195,553	194,692
Total equity		-	5,011	5,011	5,204
Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.1(c)	124,735	53,044	177,779	177,626
Core structural borrowings of shareholder-financed operations		-	192	192	202
Operational borrowings attributable to shareholder-financed operations		-	453	453	480
Obligations under funding, securities lending and sale and repurchase agreements		-	4,518	4,518	3,534
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		-	-	-	-
Deferred tax liabilities		-	2,981	2,981	2,831
Current tax liabilities		-	58	58	-
Accruals, deferred income and other liabilities		-	4,517	4,517	4,749
Provisions		-	1	1	2
Derivative liabilities		-	43	43	64
Total liabilities		124,735	65,807	190,542	189,488
Total equity and liabilities		124,735	70,818	195,553	194,692

C2.3    UK  insurance operations

		2017 £m					2016 £m
			Other funds and subsidiaries
		With- profits sub-funds	Unit- linked assets and liabilities	Annuity and other long- term business	Total	30 Jun Total	31 Dec Total
By operating segment	Note	note (i)

Assets
Goodwill		26	-	-	-	26	153
Deferred acquisition costs and other intangible assets		82	-	86	86	168	107
Property, plant and equipment		327	-	17	17	344	343
Reinsurers’ share of insurance contract liabilities		1,308	135	1,117	1,252	2,560	2,590
Deferred tax assets		73	-	54	54	127	146
Current tax recoverable		179	-	132	132	311	283
Accrued investment income		1,040	93	517	610	1,650	1,915
Other debtors		1,895	224	677	901	2,796	2,447
Investment properties		12,962	650	1,595	2,245	15,207	14,635
Investment in joint ventures and associates accounted for using the equity method		405	-	-	-	405	409
Loans	C3.3	4,036	-	1,748	1,748	5,784	3,572
Equity securities and portfolio holdings in unit trusts		43,023	15,339	36	15,375	58,398	54,037
Debt securities	C3.2	49,165	6,743	35,394	42,137	91,302	90,796
Derivative assets		2,183	3	490	493	2,676	2,927
Other investments		4,608	5	1	6	4,614	4,449
Deposits		9,542	968	1,333	2,301	11,843	10,705
Assets held for salenote (ii)		33	-	-	-	33	726
Cash and cash equivalents		3,230	762	573	1,335	4,565	4,703

Total assets		134,117	24,922	43,770	68,692	202,809	194,943

Total equity		-	-	6,227	6,227	6,227	5,999

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.1(d)	106,362	22,917	33,574	56,491	162,853	157,654
Unallocated surplus of with-profits funds	C4.1(d)	12,087	-	-	-	12,087	11,650
Operational borrowings attributable to shareholder-financed operations		-	4	143	147	147	167
Borrowings attributable to with-profits operations		3,316	-	-	-	3,316	1,345
Obligations under funding, securities lending and sale and repurchase agreements		1,216	-	674	674	1,890	1,497
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		3,152	1,856	28	1,884	5,036	5,594
Deferred tax liabilities		1,354	-	292	292	1,646	1,577
Current tax liabilities		246	68	137	205	451	447
Accruals, deferred income and other liabilities		5,604	76	1,355	1,431	7,035	6,176
Provisions		62	-	288	288	350	442
Derivative liabilities		718	1	1,052	1,053	1,771	1,860
Liabilities held for salenote (ii)		-	-	-	-	-	535

Total liabilities		134,117	24,922	37,543	62,465	196,582	188,944

Total equity and liabilities		134,117	24,922	43,770	68,692	202,809	194,943

Notes

(i)	Includes the Scottish Amicable Insurance Fund which, at 30 June 2017, has total assets and liabilities of £5,943 million (31 December 2016: £6,101 million). The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The PAC with-profits fund includes £10.9 billion (31 December 2016: £11.2 billion) of non-profits annuities liabilities.
(ii)	The assets and liabilities held for sale for the UK insurance operations comprise the investment properties and consolidated private equity investments of the PAC with-profits fund, for which the sales had been agreed but not yet completed at the period end.

C3	Assets and liabilities – classification and measurement

C3.1 Group	assets and liabilities – measurement

(a)	Determination of fair value

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Other than the loans which have been designated at fair value through profit or loss, the loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The discount rate used is updated for the market rate of interest where applicable.

The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group’s qualified surveyors.

The fair value of financial liabilities (other than derivative financial instruments) and borrowings that are carried at fair value through profit or loss is determined using discounted cash flows of the amounts expected to be paid.

(b) Fair	value hierarchy of financial instruments measured at fair value on recurring basis

Assets and liabilities carried at fair value on the statement of financial position

The table below shows the financial instruments carried at fair value analysed by level of the IFRS 13 ‘Fair Value Measurement’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

Financial instruments at fair value

	30 Jun 2017 £m
	Level 1	Level 2	Level 3
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
With-profits
Loans	-	-	1,906	1,906
Equity securities and portfolio holdings in unit trusts	51,136	4,282	426	55,844
Debt securities	28,122	44,145	296	72,563
Other investments (including derivative assets)	73	3,310	3,464	6,847
Derivative liabilities	(79)	(752)	-	(831)
Total financial investments, net of derivative liabilities	79,252	50,985	6,092	136,329
Percentage of total	58%	38%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	152,050	399	23	152,472
Debt securities	5,243	4,943	-	10,186
Other investments (including derivative assets)	4	3	4	11
Derivative liabilities	(2)	-	-	(2)
Total financial investments, net of derivative liabilities	157,295	5,345	27	162,667
Percentage of total	97%	3%	0%	100%
Non-linked shareholder-backed
Loans	-	309	2,594	2,903
Equity securities and portfolio holdings in unit trusts	2,104	7	10	2,121
Debt securities	21,525	66,233	286	88,044
Other investments (including derivative assets)	(25)	1,526	996	2,497
Derivative liabilities	(1)	(1,576)	(460)	(2,037)
Total financial investments, net of derivative liabilities	23,603	66,499	3,426	93,528
Percentage of total	25%	71%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	309	4,500	4,809
Equity securities and portfolio holdings in unit trusts	205,290	4,688	459	210,437
Debt securities	54,890	115,321	582	170,793
Other investments (including derivative assets)	52	4,839	4,464	9,355
Derivative liabilities	(82)	(2,328)	(460)	(2,870)
Total financial investments, net of derivative liabilities	260,150	122,829	9,545	392,524
Investment contract liabilities without discretionary participation features held at fair value	-	(17,166)	-	(17,166)
Borrowings attributable to with-profits operations	-	-	(1,816)	(1,816)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(5,719)	(2,421)	(437)	(8,577)
Other financial liabilities held at fair value	-	(394)	(2,766)	(3,160)
Total financial instruments at fair value	254,431	102,848	4,526	361,805
Percentage of total	70%	29%	1%	100%

	31 Dec 2016 £m
	Level 1	Level 2	Level 3
Analysis of financial investments, net of derivative liabilities by business type	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
With-profits
Loans	-	-	27	27
Equity securities and portfolio holdings in unit trusts	45,181	3,669	690	49,540
Debt securities	26,227	43,880	690	70,797
Other investments (including derivative assets)	58	3,357	3,443	6,858
Derivative liabilities	(51)	(1,025)	-	(1,076)
Total financial investments, net of derivative liabilities	71,415	49,881	4,850	126,146
Percentage of total	56%	40%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	146,637	374	22	147,033
Debt securities	5,136	4,462	-	9,598
Other investments (including derivative assets)	6	8	5	19
Derivative liabilities	(4)	(24)	-	(28)
Total financial investments, net of derivative liabilities	151,775	4,820	27	156,622
Percentage of total	97%	3%	0%	100%
Non-linked shareholder-backed
Loans	-	276	2,672	2,948
Equity securities and portfolio holdings in unit trusts	1,966	3	10	1,979
Debt securities	21,896	67,915	252	90,063
Other investments (including derivative assets)	-	1,492	1,032	2,524
Derivative liabilities	(9)	(1,623)	(516)	(2,148)
Total financial investments, net of derivative liabilities	23,853	68,063	3,450	95,366
Percentage of total	25%	71%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	276	2,699	2,975
Equity securities and portfolio holdings in unit trusts	193,784	4,046	722	198,552
Debt securities	53,259	116,257	942	170,458
Other investments (including derivative assets)	64	4,857	4,480	9,401
Derivative liabilities	(64)	(2,672)	(516)	(3,252)
Total financial investments, net of derivative liabilities	247,043	122,764	8,327	378,134
Investment contract liabilities without discretionary participation features held at fair value	-	(16,425)	-	(16,425)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(4,217)	(3,587)	(883)	(8,687)
Other financial liabilities held at fair value	-	(385)	(2,851)	(3,236)
Total financial instruments at fair value	242,826	102,367	4,593	349,786
Percentage of total	70%	29%	1%	100%

All assets and liabilities held at fair value are classified as fair value through profit or loss, except for £37,936 million (31 December 2016: £40,645 million) of debt securities classified as available-for-sale.

The Korea life business was classified as held for sale in the second half of 2016, with the sale completed in May 2017. Accordingly, the financial instruments shown above only included the assets and liabilities of Korea life business as at 30 June 2016 (prior to its classification as held for sale). The assets and liabilities held for sale on the consolidated statement of financial position at 31 December 2016 in respect of Korea life business included a net financial instruments balance of £3,200 million, primarily for equity securities and debt securities. Of this amount, £2,763 million was classified as level 1 and £437 million as level 2.

(c)	Valuation approach for level 2 fair valued financial instruments

A significant proportion of the Group’s level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades. For further detail on the valuation approach for level 2 fair valued financial instruments please refer to note C3.1 of the Group’s consolidated financial statements for the year ended 31 December 2016.

Of the total level 2 debt securities of £115,321 million at 30 June 2017 (31 December 2016: £116,257 million), £13,596 million are valued internally (31 December 2016: £12,708 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(d)    Fair value measurements for level 3 fair valued financial instruments

Reconciliation of movements in level 3 financial instruments measured at fair value

The following table reconciles the value of level 3 fair valued financial instruments at 1 January 2017 to that presented at 30 June 2017.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity’s overseas investments.

Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale within Jackson and foreign exchange movements arising from the retranslation of the Group’s overseas subsidiaries and branches.

	£m
Half year 2017	At 1 Jan 2017	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of level 3	At 30 Jun 2017
Loans	2,699	96	(132)	1,879	-	(70)	28	-	-	4,500
Equity securities and portfolio holdings in unit trusts	722	(17)	(2)	175	(418)	-	-	-	(1)	459
Debt securities	942	2	(11)	142	(471)	-	-	-	(22)	582
Other investments (including derivative assets)	4,480	84	(64)	191	(227)	-	-	-	-	4,464
Derivative liabilities	(516)	56	-	-	-	-	-	-	-	(460)
Total financial investments, net of derivative liabilities	8,327	221	(209)	2,387	(1,116)	(70)	28	-	(23)	9,545
Borrowings attributable to with-profits operations	-	2	-	-	-	-	(1,818)	-	-	(1,816)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(883)	(357)	-	-	(167)	1,017*	(47)	-	-	(437)
Other financial liabilities	(2,851)	(96)	141	-	(1)	73	(32)	-	-	(2,766)
Total financial instruments at fair value	4,593	(230)	(68)	2,387	(1,284)	1,020	(1,869)	-	(23)	4,526

	£m
Full year 2016	At 1 Jan 2016	Total gains (losses) in income statement	Total gains (losses) recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of level 3	At 31 Dec 2016
Loans	2,183	2	427	-	-	(123)	210	-	-	2,699
Equity securities and portfolio holdings in unit trusts	607	59	(20)	153	(133)	(9)	-	65	-	722
Debt securities	778	85	11	185	(75)	(37)	-	-	(5)	942
Other investments (including derivative assets)	4,276	359	443	720	(1,002)	-	-	73	(389)	4,480
Derivative liabilities	(353)	(163)	-	-	-	-	-	-	-	(516)
Total financial investments, net of derivative liabilities	7,491	342	861	1,058	(1,210)	(169)	210	138	(394)	8,327
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,036)	(18)	(2)	-	24	271*	(122)	-	-	(883)
Other financial liabilities	(2,347)	(4)	(457)	-	-	259	(302)	-	-	(2,851)
Total financial instruments at fair value	4,108	320	402	1,058	(1,186)	361	(214)	138	(394)	4,593
*	Includes distributions to third party investors by subsidiaries held by the UK with-profits funds for investment purposes. These distributions vary period to period depending on the maturity of the subsidiaries and the gains realised by those entities in the period.

Of the total net gains and losses in the income statement of £(230) million (31 December 2016: £320 million), £(234) million (31 December 2016: £242 million) relates to net unrealised (losses) gains relating to financial instruments still held at the end of the period, which can be analysed as follows:

	2017 £m	2016 £m
	30 Jun	31 Dec

Equity securities	21	8
Debt securities	2	71
Other investments	42	182
Derivative liabilities	56	-
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	2	(18)
Other financial liabilities	(357)	(1)
Total	(234)	242

Valuation approach for level 3 fair valued financial instruments

Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. The valuation techniques used include comparison to recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and, if applicable, enterprise valuation. For further detail on the valuation approach for level 3 fair valued financial instruments, please refer to note C3.1 of the Group’s consolidated financial statements for the year ended 31 December 2016.

At 30 June 2017, the Group held £4,526 million (31 December 2016: £4,593 million) of net financial instruments at fair value within level 3. This represents 1 per cent (31 December 2016: 1 per cent) of the total fair valued financial assets net of fair valued financial liabilities.

The net financial instruments at fair value within level 3 at 30 June 2017 include £1,906 million of loans and a corresponding £1,816 million of borrowings held by a subsidiary of the Group’s UK with-profits fund, attaching to the acquisition of a portfolio of buy-to-let mortgage loans in half year 2017 financed largely by external third party (non-recourse) borrowings (see note C3.3(c) for further details). The fair value of these loans and the related borrowings is determined by an external valuer using the income approach with the most significant inputs into the valuation being non-observable assumptions on the future level of defaults and prepayments and their effect on cash flows. The discount rate applied is updated to reflect changes in the LIBOR swap rate. The Group’s exposure is limited to the investment held by the UK with-profits fund rather than to the individual loans and borrowings themselves. The fair value movements of these loans and borrowings have no effect on shareholders’ profit and equity.

Included within these amounts were loans of £2,594 million at 30 June 2017 (31 December 2016: £2,672 million), measured as the loan outstanding balance attached to REALIC and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,766 million at 30 June 2017 (31 December 2016: £2,851 million) was also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

Excluding the loans and funds withheld liability under REALIC’s reinsurance arrangements as described above, which amounted to a net liability of £(172) million (31 December 2016: £(179) million), the level 3 fair valued financial assets net of financial liabilities were £4,698 million (31 December 2016: £4,772 million). Of this amount, a net liability of £(218) million (31 December 2016: net asset of £72 million) was internally valued, representing 0.1 per cent of the total fair valued financial assets net of financial liabilities (31 December 2016: 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net liabilities were:

(a)	Debt securities of £446 million (31 December 2016: £422 million), which were either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (eg distressed securities or securities which were being restructured).

(b)	Private equity and venture investments of £176 million (31 December 2016: £956 million) which were valued internally based on management information available for these investments. These investments, in the form of debt and equity securities, were principally held by consolidated investment funds which are managed on behalf of third parties.
(c)	Liabilities of £(437) million (31 December 2016: £(883) million) for the net asset value attributable to external unit holders in respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.
(d)	Derivative liabilities of £(460) million (31 December 2016: £(516) million) which are valued internally using standard market practices but are subject to independent assessment against counterparties’ valuations.
(e)	Other sundry individual financial investments of £57 million (31 December 2016: £93 million).

Of the internally valued net liability referred to above of £(218) million (31 December 2016: net asset of £72 million):

(a)	A net liability of £(97) million (31 December 2016: net asset of £315 million) was held by the Group’s participating funds and therefore shareholders’ profit and equity are not impacted by movements in the valuation of these financial instruments.
(b)	A net liability of £(121) million (31 December 2016: net liability of £(243) million) was held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally was varied downwards by 10 per cent, the change in valuation would be £12 million (31 December 2016: £24 million), which would increase (reduce) shareholders’ equity by this amount before tax. All this amount passes through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit.

(e)	Transfers into and transfers out of levels

The Group’s policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer.

During half year 2017, the transfers between levels within the Group’s portfolio were primarily transfers from level 1 to 2 of £119 million and transfers from level 2 to level 1 of £400 million. These transfers, which primarily relate to debt securities, arose to reflect the change in the observability of the inputs used in valuing these securities.

In addition, the transfers out of level 3 in half year 2017 were £23 million. These transfers were primarily between levels 3 and 2 for debt securities and other investments. There were no transfers into level 3 in the period.

(f)	Valuation processes applied by the Group

The Group’s valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by business unit committees as part of the Group’s wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions.

C3.2   Debt  securities

This note provides analysis of the Group’s debt securities, including asset-backed securities and sovereign debt securities.

(a)	Credit rating

Debt securities are analysed below according to external credit ratings issued, with equivalent ratings issued by different ratings agencies grouped together. Standard and Poor’s ratings have been used where available, if this isn’t the case Moody’s and then Fitch have been used as alternatives. In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-. Debt securities with no external credit rating are classified as ‘other’.

	30 Jun 2017 £m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other	Total
Asia
With-profits	3,168	9,722	3,540	3,201	1,789	1,978	23,398
Unit-linked	501	129	526	1,502	323	461	3,442
Non-linked shareholder-backed	1,138	2,758	3,035	2,699	1,645	946	12,221
US
Non-linked shareholder-backed	455	6,739	10,318	13,526	1,046	5,945	38,029
UK
With-profits	5,965	9,872	10,827	12,577	3,481	6,443	49,165
Unit-linked	597	2,871	1,131	1,856	176	112	6,743
Non-linked shareholder-backed	4,481	10,313	10,396	4,036	388	5,780	35,394
Other operations	819	1,275	192	95	14	6	2,401
Total debt securities	17,124	43,679	39,965	39,492	8,862	21,671	170,793

	31 Dec 2016 £m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other	Total
Asia
With-profits	3,183	8,522	3,560	2,996	1,887	1,713	21,861
Unit-linked	448	112	525	1,321	494	421	3,321
Non-linked shareholder-backed	1,082	2,435	2,864	2,388	1,680	915	11,364
US
Non-linked shareholder-backed	445	7,932	10,609	13,950	1,009	6,800	40,745
UK
With-profits	5,740	9,746	10,679	12,798	3,289	6,684	48,936
Unit-linked	461	2,660	1,158	1,699	212	87	6,277
Non-linked shareholder-backed	4,238	10,371	10,558	4,515	397	5,504	35,583
Other operations	830	1,190	242	97	10	2	2,371
Total debt securities	16,427	42,968	40,195	39,764	8,978	22,126	170,458

The credit ratings, information or data contained in this report which are attributed and specifically provided by S&P, Moody’s and Fitch Solutions and their respective affiliates and suppliers (‘Content Providers’) is referred to here as the ‘Content’. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability an investment or security and should not be relied on as investment advice.

Securities with credit ratings classified as ‘Other’ can be further analysed as follows:

	2017 £m	2016 £m
Asia	30 Jun	31 Dec
Non-linked shareholder-backed
Internally rated
Government bonds	40	63
Corporate bonds – rated as investment grade by local external ratings agencies	821	757
Other	85	95
Total Asia non-linked shareholder-backed	946	915

	2017 £m			2016 £m
US	Mortgage -backed securities	Other securities	30 Jun Total	31 Dec Total
Implicit ratings of other US debt securities based on NAIC* valuations (see below)
NAIC 1	1,926	2,018	3,944	4,759
NAIC 2	10	1,893	1,903	1,909
NAIC 3-6	7	91	98	132
Total US	1,943	4,002	5,945	6,800
*	The Securities Valuation Office of the NAIC classifies debt securities into six quality categories ranging from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.

	2017 £m	2016 £m
UK	30 Jun	31 Dec
Internal ratings or unrated
AAA to A-	7,494	6,939
BBB to B-	3,180	3,257
Below B- or unrated	1,661	2,079
Total UK	12,335	12,275

In addition to the debt securities shown above, the assets held for sale on the consolidated statement of financial position at 31 December 2016 in respect of Korea life business included a debt securities balance of £652 million.

(b)	Additional analysis of US insurance operations debt securities

	2017 £m	2016 £m
	30 Jun	31 Dec
Corporate and government security and commercial loans:
Government	4,884	5,856
Publicly traded and SEC Rule 144A securities*	24,971	25,992
Non-SEC Rule 144A securities	4,543	4,576
Asset backed securities (see note (e))	3,631	4,321
Total US debt securities**	38,029	40,745
*	A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.
**	Debt securities for US operations included in the statement of financial position comprise:

	2017 £m	2016 £m
	30 Jun	31 Dec
Available-for-sale	37,936	40,645
Fair value through profit and loss:
Securities held to back liabilities for funds withheld under reinsurance arrangement	93	100
	38,029	40,745

Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

(c)	Movements in unrealised gains and losses on Jackson available-for-sale securities

There was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £676 million to a net unrealised gain of £1,157 million as analysed in the table below.

	30 Jun 2017 £m	Foreign exchange translation**	Changes in unrealised appreciation	31 Dec 2016 £m
	Reflected as part of movement in other comprehensive income
Assets fair valued at below book value
Book value*	8,760			14,617
Unrealised gain (loss)	(306)	22	347	(675)
Fair value (as included in statement of financial position)	8,454			13,942
Assets fair valued at or above book value
Book value*	28,019			25,352
Unrealised gain (loss)	1,463	(72)	184	1,351
Fair value (as included in statement of financial position)	29,482			26,703
Total
Book value*	36,779			39,969
Net unrealised gain (loss)	1,157	(50)	531	676
Fair value (as included in the footnote above in the overview table and the statement of financial position)	37,936			40,645
The available-for-sale debt securities of Jackson are analysed into US Treasuries and other debt securities as follows:
US Treasuries
Book value*	4,415			5,486
Unrealised gain (loss)	(186)	13	213	(412)
Fair value	4,229			5,074
Other debt securities
Book value*	32,364			34,483
Unrealised gain (loss)	1,343	(63)	318	1,088
Fair value	33,707			35,571
Total debt securities
Book value*	36,779			39,969
Net unrealised gain (loss)	1,157	(50)	531	676
Fair value	37,936			40,645

*	Book value represents cost/amortised cost of the debt securities.
**	Translated at the average rate of US$1.2599: £1.00.

(d)	US debt securities classified as available-for-sale in an unrealised loss position
(i)	Fair value of securities as a percentage of book value

The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	30 Jun 2017 £m		31 Dec 2016 £m
	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	7,962	(236)	12,326	(405)
Between 80% and 90%	482	(64)	1,598	(259)
Below 80%:
Residential mortgage-backed securities-sub-prime	-	-	-	-
Commercial mortgage-backed securities	-	-	8	(3)
Other asset-backed securities	10	(6)	9	(8)
Government bonds	-	-	-	-
Corporates	-	-	1	-
	10	(6)	18	(11)
Total	8,454	(306)	13,942	(675)

(ii)	Unrealised loss by maturity of security

	2017 £m	2016 £m
	30 Jun	31 Dec
1 year to 5 years	(5)	(7)
5 year to 10 years	(48)	(118)
More than 10 years	(231)	(510)
Mortgage-backed and other debt securities	(22)	(40)
Total	(306)	(675)

(iii)	Age analysis of unrealised losses for the periods indicated

The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 Jun 2017 £m			31 Dec 2016 £m
Age analysis	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total
Less than 6 months	(1)	(15)	(16)	(3)	(599)	(602)
6 months to 1 year	-	(251)	(251)	-	(2)	(2)
1 year to 2 years	(2)	(1)	(3)	(4)	(27)	(31)
2 year to 3 years	(3)	(12)	(15)	(2)	(1)	(3)
More than 3 years	(1)	(20)	(21)	(2)	(35)	(37)
	(7)	(299)	(306)	(11)	(664)	(675)

Further, the following table shows the age analysis as at 30 June 2017 of the securities whose fair values were below 80 per cent of the book value:

	30 Jun 2017 £m		31 Dec 2016 £m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	-	-	1	-
3 months to 6 months	-	-	-	-
More than 6 months	10	(6)	17	(11)
	10	(6)	18	(11)

(e)	Asset-backed securities

The Group’s holdings in asset-backed securities (ABS), which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities, at 30 June 2017 are as follows:

	2017 £m	2016 £m
	30 Jun	31 Dec
Shareholder-backed operations:
Asia insurance operations note (i)	104	130
US insurance operations note (ii)	3,631	4,321
UK insurance operations (2017: 35% AAA, 19% AA)note (iii)	1,045	1,464
Asset management operations note (iv)	665	771
	5,445	6,686
With-profits operations:
Asia insurance operations note (i)	233	357
UK insurance operations (2017: 56% AAA, 13% AA)note (iii)	5,091	5,177
	5,324	5,534
Total	10,769	12,220

Notes

(i)	Asia insurance operations
The Asia insurance operations’ exposure to asset-backed securities is primarily held by the with-profits operations. Of the £233 million, 99 per cent (31 December 2016: 99 per cent) are investment grade.
(ii)	US insurance operations

US insurance operations’ exposure to asset-backed securities at 30 June 2017 comprises:

	2017 £m	2016 £m
	30 Jun	31 Dec
RMBS
Sub-prime (2017: 2% AAA, 11% AA, 3% A)	150	180
Alt-A (2017: 3% AAA, 5% A)	151	177
Prime including agency (2017: 70% AA, 5% A)	515	675
CMBS (2017: 80% AAA, 14% AA, 1% A)	1,768	2,234
CDO funds (2017: 23% AAA, 8% AA, 43% A), including £nil exposure to sub-prime	33	50
Other ABS (2017: 17% AAA, 17% AA, 51% A), including £108 million exposure to sub-prime	1,014	1,005
Total	3,631	4,321

(iii)	UK insurance operations
The majority of holdings of the shareholder-backed business are UK securities and relate to PAC’s annuity business. Of the holdings of the with-profits operations, £1,473 million (31 December 2016: £1,623 million) relates to exposure to the US markets with the remaining exposure being primarily to the UK market.
(iv)	Asset management operations
Asset management operations’ exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £665 million, 96 per cent (31 December 2016: 95 per cent) are graded AAA.

(f)	Group sovereign debt and bank debt exposure

The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 30 June 2017:

Exposure to sovereign debts

	30 Jun 2017 £m		31 Dec 2016 £m
	Shareholder-backed business	With- profits funds	Shareholder-backed business	With- profits funds
Italy	57	62	56	61
Spain	33	18	33	18
France	23	23	22	-
Germany*	649	317	573	329
Other Europe (principally Belgium)	82	32	83	33
Total Eurozone	844	452	767	441
United Kingdom	4,904	3,049	5,510	2,868
United States**	4,959	9,913	6,861	9,008
Other, predominantly Asia	4,174	2,221	3,979	2,079
Total	14,881	15,635	17,117	14,396
*	Including bonds guaranteed by the federal government.
**	The exposure to the United States sovereign debt comprises holdings of Jackson, the UK and Asia insurance operations.

Exposure to bank debt securities

	2017 £m
	Senior debt			Subordinated debt				2016 £m
Shareholder-backed business	Covered	Senior	Total senior debt	Tier 1	Tier 2	Total subordinated debt	30 Jun Total	31 Dec Total
Italy	-	32	32	-	-	-	32	32
Spain	43	16	59	-	-	-	59	170
France	28	52	80	10	73	83	163	166
Germany	76	4	80	-	87	87	167	124
Netherlands	-	67	67	-	6	6	73	50
Other Eurozone	-	23	23	-	-	-	23	19
Total Eurozone	147	194	341	10	166	176	517	561
United Kingdom	698	387	1,085	6	310	316	1,401	1,174
United States	-	2,580	2,580	3	174	177	2,757	2,684
Other, predominantly Asia	33	600	633	85	420	505	1,138	1,018
Total	878	3,761	4,639	104	1,070	1,174	5,813	5,437

With-profits funds
Italy	-	65	65	-	-	-	65	62
Spain	44	41	85	-	-	-	85	213
France	9	200	209	-	64	64	273	213
Germany	112	20	132	-	35	35	167	114
Netherlands	-	192	192	5	7	12	204	202
Other Eurozone	-	30	30	-	-	-	30	31
Total Eurozone	165	548	713	5	106	111	824	835
United Kingdom	790	515	1,305	2	485	487	1,792	1,396
United States	-	1,985	1,985	16	333	349	2,334	2,229
Other, predominantly Asia	400	1,012	1,412	258	463	721	2,133	1,992
Total	1,355	4,060	5,415	281	1,387	1,668	7,083	6,452

The tables above exclude assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the tables above exclude the proportionate share of sovereign debt holdings of the Group’s joint venture and associate operations.

C3.3 Loans portfolio

(a)	Overview of loans portfolio

Loans are principally accounted for at amortised cost, net of impairment except for:

•	Certain mortgage loans which have been designated at fair value through profit or loss of the UK insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and
•	Certain policy loans of the US insurance operations which are held to back liabilities for funds withheld under a reinsurance arrangement and are also accounted for on a fair value basis.

The amounts included in the statement of financial position are analysed as follows:

	30 Jun 2017 £m				31 Dec 2016 £m
	Mortgage loans*	Policy loans**	Other loans†	Total	Mortgage loans*	Policy loans**	Other loans†	Total
Asia
With-profits	-	589	113	702	-	577	113	690
Non-linked shareholder-backed	188	219	198	605	179	226	208	613
US
Non-linked shareholder-backed	5,964	3,533	-	9,497	6,055	3,680	-	9,735
UK
With-profits	2,576	5	1,455	4,036	668	6	1,218	1,892
Non-linked shareholder-backed	1,711	-	37	1,748	1,642	-	38	1,680
Asset management operations	-	-	364	364	-	-	563	563
Total loans securities	10,439	4,346	2,167	16,952	8,544	4,489	2,140	15,173
*	All mortgage loans are secured by properties.
**	In the US £2,594 million (31 December 2016: £2,672 million) policy loans are backing liabilities for funds withheld under reinsurance arrangements and are accounted for at fair value through profit or loss. All other policy loans are accounted for at amortised cost, less any impairment.
†	Other loans held in UK with-profits funds are commercial loans and comprise mainly syndicated loans. The majority of other loans in shareholder-backed business in Asia are commercial loans held by the Malaysia operation and which are all investment graded by two local rating agencies.

(b)	Additional information on US mortgage loans

In the US, mortgage loans are all commercial mortgage loans that are secured on the following property types: industrial, multi-family residential, suburban office, retail or hotel. The US insurance operations’ commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £12.5 million (31 December 2016: £12.4 million). The portfolio has a current estimated average loan to value of 59 per cent (31 December 2016: 59 per cent).

At 30 June 2017, Jackson had no mortgage loans where the contractual terms of the agreements had been restructured (31 December 2016: none).

(c)	Additional information on UK mortgage loans

During the first half of 2017, the UK with-profits fund invested in an entity established to acquire a portfolio of buy-to-let mortgage loans. The vehicle financed the acquisition through the issue of debt instruments, largely to external parties, securitised upon the mortgages acquired. These third party borrowings have no recourse to any other assets of the Group and the Group’s exposure is limited to the amount invested by the UK with-profits fund. The securitisation entity is consolidated under IFRS with the mortgage loans and the related third party non-recourse borrowings (see note C6.2 (b)) carried at fair value through profit or loss as they are managed and evaluated by the Group on a fair value basis.

By carrying value, 100 per cent of the £1,711 million (31 December 2016: 96 per cent of £1,642 million) mortgage loans held by the UK shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 30 per cent (2016: 30 per cent).

(d)	Loans held by asset management operations

These relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group’s asset management operations, as part of the risk management process, are:

	2017 £m	2016 £m
	30 Jun	31 Dec
Loans and receivables internal ratings:
AA+ to AA-	21	29
A+ to A-	97	100
BBB+ to BBB-	146	248
BB+ to BB-	100	185
B and other	-	1
Total	364	563

C4 Policyholder	liabilities and unallocated surplus of with-profits funds

The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group’s statement of financial position:

C4.1 Movement	of liabilities

C4.1(a) Group	overview

(i)      Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Insurance operations £m
	Asia**	US	UK	Total
Half year 2017 movements	note C4.1(b)	note C4.1(c)	note C4.1(d)
At 1 January 2017	62,784	177,626	169,304	409,714
Comprising:
- Policyholder liabilities on the consolidated statement of financial position‡	53,716	177,626	157,654	388,996
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,667	-	11,650	14,317
- Group’s share of policyholder liabilities of joint ventures and associate†	6,401	-	-	6,401

Net flows:
Premiums	5,699	8,148	7,756	21,603
Surrenders	(1,508)	(5,071)	(3,816)	(10,395)
Maturities/deaths	(880)	(1,119)	(3,533)	(5,532)
Net flows	3,311	1,958	407	5,676
Shareholders’ transfers post tax	(27)	-	(115)	(142)
Investment-related items and other movements	4,288	7,124	5,214	16,626
Foreign exchange translation differences	(2,035)	(8,929)	130	(10,834)
As at 30 June 2017	68,321	177,779	174,940	421,040
Comprising:
- Policyholder liabilities on the consolidated statement of financial position‡	58,348	177,779	162,853	398,980
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,003	-	12,087	15,090
- Group’s share of policyholder liabilities of joint ventures and associate†	6,970	-	-	6,970

Half year 2016 movements
At 1 January 2016	45,966	138,913	152,893	337,772
Comprising:
- Policyholder liabilities excluding Korea life**	38,443	138,913	142,350	319,706
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,553	-	10,543	13,096
- Group’s share of policyholder liabilities of joint ventures and associate†	4,970	-	-	4,970

Net flows:
Premiums	4,191	7,101	5,561	16,853
Surrenders	(992)	(3,437)	(3,208)	(7,637)
Maturities/deaths	(671)	(809)	(3,470)	(4,950)
Net flows	2,528	2,855	(1,117)	4,266
Shareholders’ transfers post tax	(22)	-	(110)	(132)
Investment-related items and other movements	2,232	2,737	10,092	15,061
Foreign exchange translation differences	6,280	14,650	721	21,651
At 30 June 2016	56,984	159,155	162,479	378,618
Comprising:
- Policyholder liabilities excluding Korea life**	48,918	159,155	151,233	359,306
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,351	-	11,246	13,597
- Group’s share of policyholder liabilities of joint ventures and associate†	5,715	-	-	5,715
Average policyholder liability balances*
Half year 2017	62,718	177,702	160,254	400,674
Half year 2016**	49,023	149,034	146,792	344,849

*	Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the period and exclude unallocated surplus of with-profits funds.

**	The sale of the Group’s Korea life business was completed in May 2017. Accordingly, no amounts are shown in the half year 2017 analysis above for Korea. The half year 2016 comparatives have been correspondingly adjusted. The amounts excluded from policyholder liabilities as presented in the balance sheet are £2,812 million at 1 January 2016 and £3,204 million at 30 June 2016.
†	The Group’s investment in joint ventures and associates are accounted for on the equity method in the Group’s statement of financial position. The Group’s share of the policyholder liabilities as shown above relates to life businesses in China, India and of the Takaful business in Malaysia.
‡	The policyholder liabilities of the Asia insurance operations of £58,348 million as shown in the table above is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,271 million to the Hong Kong with-profits business.

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the period. The items above are shown gross of external reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders’ liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above are after any deductions for fees/charges and claims, represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

(ii)       Analysis of movements in policyholder liabilities for shareholder-backed business

	Half year 2017 £m
	Asia	US	UK	Total note (b)
At 1 January 2017	32,851	177,626	56,158	266,635
Net flows:
Premiums	2,801	8,148	1,658	12,607
Surrenders	(1,335)	(5,071)	(1,500)	(7,906)
Maturities/deaths	(450)	(1,119)	(1,325)	(2,894)
Net flowsnote (a)	1,016	1,958	(1,167)	1,807
Investment-related items and other movements	1,912	7,124	1,500	10,536
Foreign exchange translation differences	(739)	(8,929)	-	(9,668)
At 30 June 2017	35,040	177,779	56,491	269,310

Comprising:
- Policyholder liabilities on the consolidated statement of financial position	28,070	177,779	56,491	262,340
- Group’s share of policyholder liabilities relating to joint ventures and associate	6,970	-	-	6,970

	Half year 2016 £m
	Asia note (b)	US	UK	Total
At 1 January 2016	25,032	138,913	52,824	216,769
Net flows:
Premiums	2,090	7,101	869	10,060
Surrenders	(829)	(3,437)	(1,311)	(5,577)
Maturities/deaths	(284)	(809)	(1,257)	(2,350)
Net flowsnotes (a)(b)	977	2,855	(1,699)	2,133
Investment-related items and other movements	841	2,737	4,285	7,863
Foreign exchange translation differences	3,294	14,650	1	17,945
At 30 June 2016	30,144	159,155	55,411	244,710

Comprising:
- Policyholder liabilities excluding Korea lifenote (b)	24,429	159,155	55,411	238,995
- Group’s share of policyholder liabilities relating to joint ventures and associate	5,715	-	-	5,715

Note

(a)	Including net flows of the Group’s insurance joint ventures and associate.
(b)	The sale of the Group’s Korea life business was completed in May 2017. Accordingly, no amounts are shown in the half year 2017 analysis above for Korea. The half year 2016 comparatives have been correspondingly adjusted. The amounts excluded from policyholder liabilities as presented in the balance sheet are £2,812 million at 1 January 2016 and £3,204 million at 30 June 2016.

C4.1(b) Asia insurance operations

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the period to 30 June is as follows:

	£m
Half year 2017 movements	With-profits business*	Unit-linked liabilities	Other business	Total
At 1 January 2017	29,933	17,507	15,344	62,784
Comprising:
- Policyholder liabilities on the consolidated statement of financial position	27,266	14,289	12,161	53,716
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,667	-	-	2,667
- Group’s share of policyholder liabilities relating to joint ventures and associate‡	-	3,218	3,183	6,401

Premiums:
New business	676	527	528	1,731
In-force	2,222	805	941	3,968
	2,898	1,332	1,469	5,699
Surrendersnote (c)	(173)	(1,102)	(233)	(1,508)
Maturities/deaths	(430)	(82)	(368)	(880)
Net flowsnote (b)	2,295	148	868	3,311
Shareholders’ transfers post tax	(27)	-	-	(27)
Investment-related items and other movements note (d)	2,376	1,551	361	4,288
Foreign exchange translation differencesnote (a)	(1,296)	(373)	(366)	(2,035)
At 30 June 2017	33,281	18,833	16,207	68,321
Comprising:
- Policyholder liabilities on the consolidated statement of financial position*	30,278	15,326	12,744	58,348
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,003	-	-	3,003
- Group’s share of policyholder liabilities relating to joint ventures and associate‡	-	3,507	3,463	6,970

Half year 2016 movements**
At 1 January 2016	20,934	13,779	11,253	45,966
Comprising:
- Policyholder liabilities excluding Korea life**	18,381	11,168	8,894	38,443
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,553	-	-	2,553
- Group’s share of policyholder liabilities relating to joint ventures and associate‡	-	2,611	2,359	4,970

Premiums:
New business	706	366	335	1,407
In-force	1,395	686	703	2,784
	2,101	1,052	1,038	4,191
Surrendersnote (c)	(163)	(679)	(150)	(992)
Maturities/deaths	(387)	(27)	(257)	(671)
Net flows note (b)	1,551	346	631	2,528
Shareholders’ transfers post tax	(22)	-	-	(22)
Investment-related items and other movementsnote (d)	1,391	97	744	2,232
Foreign exchange translation differencesnote (a)	2,986	1,902	1,392	6,280
At 30 June 2016	26,840	16,124	14,020	56,984
Comprising:
- Policyholder liabilities excluding Korea life**	24,489	13,224	11,205	48,918
- Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,351	-	-	2,351
- Group’s share of policyholder liabilities relating to joint ventures and associate‡	-	2,900	2,815	5,715
Average policyholder liability balances†
Half year 2017	28,772	18,170	15,776	62,718
Half year 2016**	21,435	14,951	12,637	49,023

*	The policyholder liabilities of the with-profits business of £30,278 million, shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK insurance operations of £1,271 million to the Hong Kong with-profits business.
**	The sale of the Group’s Korea life business was completed in May 2017. Accordingly, no amounts are shown in the half year 2017 analysis above for Korea. The half year 2016 comparatives have been correspondingly adjusted. The amounts excluded from policyholder liabilities as presented in the balance sheet are £2,812 million at 1 January 2016 and £3,204 million at 30 June 2016.
†	Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions in the period and exclude unallocated surplus of with-profits funds.
‡	The Group’s investment in joint ventures are accounted for on an equity method and the Group’s share of the policyholder liabilities as shown above relate to the life business in China, India and of the Takaful business in Malaysia.

Notes

(a)	Movements in the period have been translated at the average exchange rates for the period ended 30 June 2017. The closing balance has been translated at the closing spot rates as at 30 June 2017. Differences upon retranslation are included in foreign exchange translation differences.
(b)	Net flows increased by 31 per cent from £2,528 million in half year 2016 to £3,311 million in half year 2017 predominantly reflecting continued growth of the in-force book and increased flows from new business.
(c)	The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 4.1 per cent in the first half of 2017 (half year 2016: 3.3 per cent).
(d)	Investment-related items and other movements in the first half of 2017 primarily represent gains on equities and bonds during the period.

C4.1(c)  US insurance operations

(i)	Analysis of movements in policyholder liabilities

A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the period to 30 June is as follows:

US insurance operations

	£m
Half year 2017 movements	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
At 1 January 2017	120,411	57,215	177,626
Premiums	5,981	2,167	8,148
Surrenders	(3,409)	(1,662)	(5,071)
Maturities/deaths	(541)	(578)	(1,119)
Net flowsnote (b)	2,031	(73)	1,958
Transfers from general to separate account	1,240	(1,240)	-
Investment-related items and other movementsnote (c)	7,236	(112)	7,124
Foreign exchange translation differencesnote (a)	(6,183)	(2,746)	(8,929)
At 30 June 2017	124,735	53,044	177,779

Half year 2016 movements
At 1 January 2016	91,022	47,891	138,913
Premiums	4,848	2,253	7,101
Surrenders	(2,168)	(1,269)	(3,437)
Maturities/deaths	(384)	(425)	(809)
Net flowsnote (b)	2,296	559	2,855
Transfers from general to separate account	169	(169)	-
Investment-related items and other movements	843	1,894	2,737
Foreign exchange translation differencesnote (a)	9,574	5,076	14,650
At 30 June 2016	103,904	55,251	159,155
Average policyholder liability balances*
Half year 2017	122,573	55,129	177,702
Half year 2016	97,463	51,571	149,034
*	Averages have been based on opening and closing balances, and adjusted for any acquisitions, disposals and corporate transactions in the period.

Notes

(a)	Movements in the period have been translated at an average rate of US$1.26:£1.00 (30 June 2016: US$1.43:£1.00). The closing balance has been translated at closing rate of US$1.30:£1.00 (30 June 2016: US$1.34:£1.00). Differences upon retranslation are included in foreign exchange translation differences.
(b)	Net flows in the first half of 2017 were £1,958 million (2016: £2,855 million) as we continue to grow the business with gross inflows of £8.148 million, principally into variable annuities, more than exceeding surrenders and maturities in the period.
(c)	Positive investment-related items and other movements in variable annuity separate account liabilities of £7,236 million for the first six months in 2017 represents positive separate account return mainly following the increase in the US equity market in the period.

C4.1(d)  UK insurance operations

(i)	Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations from the beginning of the period to 30 June is as follows:

	£m
		Shareholder-backed funds and subsidiaries
Half year 2017 movements	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
At 1 January 2017	113,146	22,119	34,039	169,304
Comprising:
- Policyholder liabilities	101,496	22,119	34,039	157,654
- Unallocated surplus of with-profits funds	11,650	-	-	11,650

Premiums	6,098	1,484	174	7,756
Surrenders	(2,316)	(1,472)	(28)	(3,816)
Maturities/deaths	(2,208)	(323)	(1,002)	(3,533)
Net flowsnote (a)	1,574	(311)	(856)	407
Shareholders’ transfers post tax	(115)	-	-	(115)
Switches	(91)	91	-	-
Investment-related items and other movementsnote (b)	3,805	1,018	391	5,214
Foreign exchange translation differences	130	-	-	130
At 30 June 2017	118,449	22,917	33,574	174,940
Comprising:
- Policyholder liabilities	106,362	22,917	33,574	162,853
- Unallocated surplus of with-profits funds	12,087	-	-	12,087

Half year 2016 movements
At 1 January 2016	100,069	21,442	31,382	152,893
Comprising:
- Policyholder liabilities	89,526	21,442	31,382	142,350
- Unallocated surplus of with-profits funds	10,543	-	-	10,543
Premiums	4,692	527	342	5,561
Surrenders	(1,897)	(1,285)	(26)	(3,208)
Maturities/deaths	(2,213)	(271)	(986)	(3,470)
Net flowsnote (a)	582	(1,029)	(670)	(1,117)
Shareholders’ transfers post tax	(110)	-	-	(110)
Switches	(84)	84	-	-
Investment-related items and other movementsnote (b)	5,891	1,050	3,151	10,092
Foreign exchange translation differences	720	1	-	721
At 30 June 2016	107,068	21,548	33,863	162,479
Comprising:
- Policyholder liabilities	95,822	21,548	33,863	151,233
- Unallocated surplus of with-profits funds	11,246	-	-	11,246
Average policyholder liability balances*
Half year 2017	103,929	22,518	33,807	160,254
Half year 2016	92,674	21,495	32,623	146,792
*	Averages have been based on opening and closing balances, and adjusted for any acquisitions, disposals and corporate transactions in the period, and exclude unallocated surplus of with-profits funds.

Notes

(a)	Net flows have improved from a net outflow £1,117 million in the first half of 2016 to net inflows of £407 million in the same period of 2017 due primarily to higher premium flows, up by £2,195 million to £7,756 million, following increased sales of with-profits savings and retirement products. This has been partially offset by lower premiums into our annuity business due to our withdrawal from selling new annuity business. The level of inflows/outflows for unit-linked business remains subject to annual variation as it is driven by corporate pension schemes with transfers in or out from a small number of schemes influencing the level of flows in the period.
(b)	Investment-related items and other movements of £5,214 million principally comprise investment return attributable to policyholders earned in the period reflecting favourable equity market movements.

C5    Intangible assets

(a) Goodwill

	Attributable to:
	Shareholders	With-profits	2017 £m	2016 £m
			30 Jun	31 Dec
Cost
At beginning of year	1,475	153	1,628	1,648
Disposals	-	(127)	(127)	-
Charge for reclassification as held for sale	-	-	-	(56)
Additional consideration paid on previously acquired business	-	-	-	7
Exchange differences	-	-	-	29
Net book amount at end of year	1,475	26	1,501	1,628

Goodwill comprises:

	2017 £m	2016 £m
	30 Jun	31 Dec
M&G - attributable to shareholders	1,153	1,153
Other - attributable to shareholders	322	322
Goodwill - attributable to shareholders	1,475	1,475
Venture fund investments - attributable to with-profits funds	26	153
	1,501	1,628

Other goodwill represents amounts arising from the purchase of entities by the Asia and US operations. These goodwill amounts relating to acquired operations are not individually material.

(b)    Deferred acquisition costs and other intangible assets

	2017 £m	2016 £m
	30 Jun	31 Dec
Deferred acquisition costs and other intangible assets attributable to shareholder	10,643	10,755
Deferred acquisition costs and other intangible assets attributable to with-profits funds	114	52
Total of deferred acquisition costs and other intangible assets	10,757	10,807

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2017 £m	2016 £m
	30 Jun	31 Dec
Deferred acquisition costs related to insurance contracts as classified under IFRS 4	9,022	9,114
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	60	64
	9,082	9,178
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	39	43
Distribution rights and other intangibles	1,522	1,534
	1,561	1,577
Total of deferred acquisition costs and other intangible assets	10,643	10,755

	2017 £m						2016 £m
	Deferred acquisition costs
	Asia	US	UK	Asset management	PVIF and other intangibles* note	30 Jun Total	31 Dec Total
Balance at beginning of period:	788	8,303	79	8	1,577	10,755	8,422
Additions and acquisition of subsidiaries	122	353	8	-	58	541	1,179
Amortisation to the income statement:†
Operating profit	(66)	(236)	(5)	(2)	(66)	(375)	(686)
Non-operating profit	-	231	-	-	(4)	227	557
	(66)	(5)	(5)	(2)	(70)	(148)	(129)
Disposals and transfers‡	-	-	-	-	-	-	(268)
Exchange differences and other movements	(21)	(411)	-	-	(4)	(436)	1,475
Amortisation of DAC related to net unrealised valuation movements on Jackson’s available-for-sale securities recognised within other comprehensive income†	-	(69)	-	-	-	(69)	76
Balance at end of period	823	8,171	82	6	1,561	10,643	10,755
*	PVIF and other intangibles includes amounts in relation to software rights with additions of £17 million, amortisation of £16 million, foreign exchange gains of £2 million and a balance at 30 June 2017 of £66 million.
†	Under the Group’s application of IFRS 4, US GAAP is used for measuring the insurance assets and liabilities of its US and certain Asia operations. Under US GAAP, most of the US insurance operation’s products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby deferred acquisition costs are amortised in line with the emergence of actual and expected gross profits which are determined using an assumption for long-term investment returns for the separate account of 7.4 per cent (half year and full year 2016: 7.4 per cent) (gross of asset management fees and other charges to policyholders, but net of external fund management fees). The amounts included in the income statement and other comprehensive income affect the pattern of profit emergence and thus the DAC amortisation attaching. DAC amortisation is allocated to the operating and non-operating components of the Group’s supplementary analysis of profit and other comprehensive income by reference to the underlying items.
‡	Of the £268 million of disposals and transfers at 31 December 2016, £265 million related to the reclassification of the Korea life business as held for sale.

Note

PVIF and other intangibles comprise PVIF, distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential’s insurance products for a fixed period of time.

US insurance operations

The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2017 £m	2016 £m
	30 Jun	31 Dec
Variable annuity business	8,133	7,844
Other business	330	696
Cumulative shadow DAC (for unrealised gains/losses booked in Other Comprehensive Income)*	(292)	(237)
Total DAC for US operations	8,171	8,303
*	Consequent upon the positive unrealised valuation movement for half year 2017 of £531 million (31 December 2016: negative unrealised valuation movement of £28 million), there is a charge of £69 million (31 December 2016: a gain of £76 million) for altered ‘shadow’ DAC amortisation booked within other comprehensive income. These adjustments reflect the movement from period to period, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 30 June 2017, the cumulative shadow DAC balance as shown in the table above was negative £292 million (31 December 2016: negative £237 million).

Sensitivity of amortisation charge

The amortisation charge to the income statement is reflected in both operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

(i)	A core amount that reflects a relatively stable proportion of underlying premiums or profit; and

(ii)	An element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor feature of the mean reversion technique (which is used for moderating the effect of short-term volatility in investment returns) are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In the first half of 2017, the DAC amortisation charge for operating profit was determined after including a credit for decelerated amortisation of £36 million (half year 2016: £29 million). The first half of 2017 amount reflects the impact of the positive separate account performance, which is higher than the assumed level for the period.

The application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. At 1 July 2017, it would take an instantaneous movement in separate account values of approximately more than either negative 25 per cent or positive 41 per cent for mean reversion assumption to move outside the corridor.

C6    Borrowings

C6.1    Core structural borrowings of shareholder-financed operations

	2017 £m	2016 £m
	30 Jun	31 Dec
Holding company operations:
Perpetual subordinated notes (Tier 1)note (i)	847	890
Perpetual subordinated notes (Tier 2)note (i)	2,620	2,754
Subordinated notes (Tier 2)note (i)	2,131	2,128
Subordinated debt total	5,598	5,772
Senior debt:note (ii)
£300m 6.875% Bonds 2023	300	300
£250m 5.875% Bonds 2029	249	249
Holding company total	6,147	6,321
Prudential Capital bank loannote (iii)	275	275
Jackson US$250m 8.15% Surplus Notes 2027	192	202
Total (per condensed consolidated statement of financial position)note (iv)	6,614	6,798

Notes

(i)	These debt tier classifications (including those noted for the comparative balances) are consistent with the treatment of capital for regulatory purposes under the Solvency II regime.
The Group has designated US$4.5 billion (31 December 2016: US$4.5 billion) of its perpetual subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the investment in Jackson.
(ii)	The senior debt ranks above subordinated debt in the event of liquidation.
(iii)	The Prudential Capital bank loan of £275 million is drawn at a cost of 12 month GBP LIBOR plus 0.4 per cent and matures on 20 December 2017.
(iv)	The maturity profile, currency and interest rates applicable to all other core structural borrowings of shareholder-financed operations of the Group are as detailed in note C6.1 of the Group’s consolidated financial statements for the year ended 31 December 2016.

C6.2    Other borrowings

(a)	Operational borrowings attributable to shareholder-financed operations

	2017 £m	2016 £m
	30 Jun	31 Dec
Borrowings in respect of short-term fixed income securities programmes	1,424	1,651
Other borrowingsnote	672	666
Total	2,096	2,317

Note

Other borrowings mainly include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson. In addition, other borrowings include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

(b)	Borrowings attributable to with-profits operations

	2017 £m	2016 £m
	30 Jun	31 Dec
Non-recourse borrowings of consolidated investment funds*	3,178	1,189
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc**	100	100
Other borrowings (predominantly obligations under finance leases)	58	60
Total	3,336	1,349
*	In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of those subsidiaries and funds. The increase since 31 December 2016 primarily relates to the debt instruments issued by a new consolidated securitisation entity backed by a portfolio of mortgage loans (see note C3.3(c) for further details).
**	The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinated to the entitlements of the policyholders of that fund.

C7    Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Deferred tax assets		Deferred tax liabilities
	2017 £m	2016 £m	2017 £m	2016 £m
	30 Jun	31 Dec	30 Jun	31 Dec
Unrealised losses or gains on investments	21	23	(1,774)	(1,534)
Balances relating to investment and insurance contracts	-	1	(796)	(730)
Short-term temporary differences	4,002	4,196	(3,059)	(3,071)
Capital allowances	16	16	(54)	(35)
Unused tax losses	66	79		-
Total	4,105	4,315	(5,683)	(5,370)

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. For the 2017 half year results and financial position at 30 June 2017 the tax benefits on the following losses have not been recognised:

	2017		2016
	30 Jun		30 Jun		31 Dec
	Tax benefit £m	Losses £bn	Tax benefit £m	Losses £bn	Tax benefit £m	Losses £bn
Capital losses	90	0.4	94	0.5	89	0.4
Trading losses	48	0.2	60	0.3	41	0.2

Of the unrecognised trading losses, £33 million will expire within the next seven years, the rest have no expiry date.

Under IAS 12, ‘Income Taxes’, deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

C8     Defined benefit pension schemes

(a) IAS 19 financial positions

The Group operates a number of pension schemes. The largest defined benefit scheme is the Prudential Staff Pension Scheme (PSPS), which is the principal scheme in the UK. The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable (SASPS) and M&G (M&GGPS). In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2017 £m					2016 £m
	30 Jun					31 Dec
	PSPS	SASPS	M&GGPS	Other schemes	Total	PSPS	SASPS	M&GGPS	Other schemes	Total
Underlying economic surplus (deficit)	753	(154)	85	(1)	683	717	(237)	84	(1)	563
Less: unrecognised surplus	(598)	-	-	-	(598)	(558)	-	-	-	(558)
Economic surplus (deficit) (including investment in Prudential insurance policies)	155	(154)	85	(1)	85	159	(237)	84	(1)	5
Attributable to:
PAC with-profits fund	109	(62)	-	-	47	111	(95)	-	-	16
Shareholder-backed operations	46	(92)	85	(1)	38	48	(142)	84	(1)	(11)
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies	-	-	(145)	-	(145)	-	-	(134)	-	(134)
IAS 19 pension asset (liability) on the Group statement of financial position*	155	(154)	(60)	(1)	(60)	159	(237)	(50)	(1)	(129)
*	At 30 June 2017, the PSPS pension asset of £155 million (31 December 2016: £159 million) and the other schemes’ pension liabilities of £215 million (31 December 2016: £288 million) are included within ‘Other debtors’ and ‘Provisions’ respectively in the consolidated statement of financial position.

Triennial actuarial valuations

Defined benefit schemes in the UK are generally required to be subject to full actuarial valuations every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds.

The next triennial valuation for the PSPS and SASPS are at 5 April 2017 and 31 March 2017 respectively are currently in progress. The next triennial valuation for the M&GGPS is at 31 December 2017.

(b) Estimated pension scheme surpluses and deficits (on an economic basis)

The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on consolidation in the Group financial statements) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. In principle, on consolidation the investments are eliminated against policyholder liabilities of UK insurance operations, so that the formal IAS 19 position for the scheme in isolation excludes these items and the movements on them over the reporting periods. This treatment applies to the M&GGPS investments. However, as a substantial portion of the Company’s interest in the underlying surplus of PSPS is not recognised, the adjustment is not necessary for the PSPS investments.

Movements on the pension scheme deficit determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	Half year 2017 £m
	Surplus (deficit) in schemes at 1 Jan 2017	(Charge) credit to income statement	Actuarial gains and losses in other comprehensive income	Contributions paid	Surplus (deficit) in schemes at 30 Jun 2017
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus	563	(20)	117	23	683
Less: amount attributable to PAC with-profits fund	(425)	4	(57)	(8)	(486)
Shareholders’ share:
Gross of tax surplus (deficit)	138	(16)	60	15	197
Related tax	(27)	3	(12)	(3)	(39)
Net of shareholders’ tax	111	(13)	48	12	158
Application of IFRIC 14 for the derecognition of PSPS surplus
Derecognition of surplus	(558)	(7)	(32)	(1)	(598)
Less: amount attributable to PAC with-profits fund	409	4	26	-	439
Shareholders’ share:
Gross of tax	(149)	(3)	(6)	(1)	(159)
Related tax	29	1	1	-	31
Net of shareholders’ tax	(120)	(2)	(5)	(1)	(128)
With the effect of IFRIC 14
Surplus (deficit)	5	(27)	85	22	85
Less: amount attributable to PAC with-profits fund	(16)	8	(31)	(8)	(47)
Shareholders’ share:
Gross of tax surplus (deficit)	(11)	(19)	54	14	38
Related tax	2	4	(11)	(3)	(8)
Net of shareholders’ tax	(9)	(15)	43	11	30

C9    Share capital, share premium and own shares

	30 Jun 2017			31 Dec 2016
	Number of ordinary shares	Share capital £m	Share premium £m	Number of ordinary shares	Share capital £m	Share premium £m
Issued shares of 5p each fully paid:
At 1 January	2,581,061,573	129	1,927	2,572,454,958	128	1,915
Shares issued under share-based schemes	4,791,845	-	10	8,606,615	1	12
At end of period	2,585,853,418	129	1,937	2,581,061,573	129	1,927

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 30 June 2017, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for		Share price range		Exercisable by year
		from		to
30 June 2017	6,280,110	466p		1,155p	2022
31 December 2016	7,068,884	466p		1,155p	2022

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc shares (‘own shares’) either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £257 million at 30 June 2017 (31 December 2016: £226 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 30 June 2017, 11.5 million (31 December 2016: 10.7 million) Prudential plc shares with a market value of £204 million (31 December 2016: £175 million) were held in such trusts, all of which are for employee incentive plans. The maximum number of shares held during the period was 15.1 million which was in March 2017.

The Company purchased the following number of shares in respect of employee incentive plans:

	Number of shares purchased (in millions)	Cost £m
Half year 2017	3.3	56.0
Full year 2016	4.4	57.2

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 30 June 2017 was 6.7 million (31 December 2016: 6.0 million) and the cost of acquiring these shares of £75 million (31 December 2016: £61 million) is included in the cost of own shares. The market value of these shares as at 30 June 2017 was £120 million (31 December 2016: £97 million). During 2017, these funds made a net purchase of 678,131 Prudential shares (31 December 2016: net disposal of 77,423) for a net purchase of £13.8 million to book cost (31 December 2016: net purchase of £7.9 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during half year 2017 or 2016.

D	Other notes

D1	Sale of Korea life business

On 18 May 2017, the Group announced that it had completed the sale of its life insurance subsidiary in Korea, PCA Life Insurance Co. Ltd. to Mirae Asset Life Insurance Co. Ltd., following regulatory approvals. The transaction, announced on 10 November 2016, was for a consideration of KRW170 billion (equivalent to £117 million at 17 May 2017 closing rate). The proceeds, net of £9 million of related expenses, were £108 million. This has changed by £3 million from the £105 million carrying value recorded at 31 December 2016 due to exchange rate movement.

On completion of the sale, the cumulative foreign exchange translation gain of the Korea life business of £61 million, that had arisen from 2004 (the year of the Group’s conversion to IFRS) to disposal was recycled from other comprehensive income through the profit and loss account in 2017 as required by IAS 21. This amount is included within ‘Cumulative exchange gain on the sold Korea life business recycled from other comprehensive income’ in the supplementary analysis of profit of the Group as shown in note B1.1. The adjustment has no net effect on shareholders’ equity. The net contribution for Korea life business to the half year 2017 profit after tax is the £61 million gain for foreign exchange translation recycling with other elements in the various line items include £5 million remeasurement adjustment netting to nil.

The full year 2016 income statement recorded a charge for remeasurement of Korea Life business classified as held for sale of £(238) million. To facilitate comparisons of businesses retained by the Group, the supplementary analysis of profit shown in note B1.1 shows separately the results of the Korea life business. For full year 2016 the result for the year, including short-term fluctuations in investment returns, together with the adjustment to the carrying value gave rise to an aggregate loss of £(227) million (half year 2016: profit of £40 million).

D2	Contingencies and related obligation

In addition to the matters set out in note B4(b) in relation to the Financial Conduct Authority review of past annuity sales, the Group is involved in various litigation and regulatory issues. These may from time to time include class actions involving Jackson. While the outcome of such matters cannot be predicted with certainty, Prudential believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

There have been no material changes to the Group’s contingencies and related obligations in the six month period ended 30 June 2017.

D3	Post balance sheet events

First interim ordinary dividend

The 2017 first interim ordinary dividend approved by the Board of Directors after 30 June 2017 is as described in note B7.

D4	Related party transactions

There were no transactions with related parties during the six months ended 30 June 2017 which have had a material effect on the results or financial position of the Group.

The nature of the related party transactions of the Group has not changed from those described in the Group’s consolidated financial statements for the year ended 31 December 2016.

Index to the additional unaudited financial information

I.	IFRS profit and loss information
128	a	Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver
135	b	Asia operations – analysis of IFRS operating profit by business unit
136	c	Analysis of asset management operating profit based on longer-term investment returns
137	d	Contribution to UK Life financial metrics from specific management actions undertaken to position the balance sheet more efficiently under the new Solvency II regime
II.	Other information
138	a	Funds under management
139	b	Solvency II capital position at 30 June 2017
143	c	Foreign currency source of key metrics

Additional IFRS financial information

I	IFRS profit and loss information

I(a)	Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

This schedule classifies the Group’s pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

i	Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to certain policyholder accounts. It excludes the operating investment returns on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

ii	Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

iii	With-profits business represents the gross of tax shareholders’ transfer from the with-profits fund for the period.

iv	Insurance margin primarily represents profits derived from the insurance risks of mortality and morbidity.

v	Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

vi	Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

vii	DAC adjustments comprises DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source and margin analysis of Group long-term insurance business

The following analysis expresses certain of the Group’s sources of operating profit as a margin of policyholder liabilities or other suitable driver. Details on the calculation of the Group’s average policyholder liability balances are given in note (iv) at the end of this section.

The reconciliation of the operating profit based on longer-term investment returns by segment to profit before tax attributable to shareholders is provided in the ‘Basis of performance measures’ section.

	Half year 2017
	Asia £m	US £m	UK £m	Total £m	Average liability £m	Margin bps
					note (iv)	note(ii)
Spread income	108	401	74	583	89,314	131
Fee income	103	1,145	31	1,279	164,152	156
With-profits	30	-	142	172	132,701	26
Insurance margin	658	472	22	1,152
Margin on revenues	1,056	-	82	1,138
Expenses:
Acquisition costsnote (i)	(736)	(463)	(42)	(1,241)	3,624	(34)%
Administration expenses	(471)	(593)	(67)	(1,131)	259,451	(87)
DAC adjustmentsnote (v)	66	117	3	186
Expected return on shareholder assets	56	-	47	103
	870	1,079	292	2,241
Longevity reinsurance and other management actions to improve solvency	-	-	188	188
Long-term business operating profit based on longer-term investment returns	870	1,079	480	2,429

See notes at the end of this section.

	Half year 2016 AER
	Asia £m	US £m	UK £m	Total £m	Average liability £m	Margin bps
	note (vi)				note (iv)	note (ii)
Spread income	81	379	96	556	80,146	139
Fee income	82	878	29	989	129,054	153
With-profits	24	-	138	162	114,109	28
Insurance margin	472	401	25	898
Margin on revenues	860	-	86	946
Expenses:				-
Acquisition costsnote (i)	(573)	(412)	(42)	(1,027)	2,980	(34)%
Administration expenses	(369)	(452)	(58)	(879)	216,075	(81)
DAC adjustmentsnote (v)	51	83	(2)	132
Expected return on shareholder assets	39	11	61	111
	667	888	333	1,888
Longevity reinsurance and other management actions to improve solvency	-	-	140	140
Long-term business operating profit based on longer-term investment returns	667	888	473	2,028

See notes at the end of this section.

	Half year 2016 CER note (iii)
	Asia £m	US £m	UK £m	Total £m	Average liability £m	Margin bps
	note (vi)		note (v)		note (iv)	note (ii)
Spread income	91	426	96	613	85,708	143
Fee income	92	997	29	1,118	143,526	156
With-profits	27	-	138	165	115,945	28
Insurance margin	532	456	25	1,013
Margin on revenues	965	-	86	1,051
Expenses:
Acquisition costsnote (i)	(644)	(469)	(42)	(1,155)	3,296	(35)%
Administration expenses	(412)	(513)	(58)	(983)	236,974	(83)
DAC adjustmentsnote (v)	56	95	(2)	149
Expected return on shareholder assets	45	18	61	124
	752	1,010	333	2,095
Longevity reinsurance and other management actions to improve solvency	-	-	140	140
Long-term business operating profit based on longer-term investment returns	752	1,010	473	2,235

See notes at the end of this section.

Margin analysis of long-term insurance business – Asia

				Asia note (vi)
	Half year 2017			Half year 2016 AER			Half year 2016 CER
							note (iii)
		Average			Average			Average
	Profit	liability		Profit	liability		Profit	liability
	note (iv)	note (ii)	Margin	note (iv)	note (ii)	Margin	note (iv)	note (ii)	Margin
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	108	15,776	137	81	12,637	128	91	13,886	131
Fee income	103	18,170	113	82	14,951	110	92	16,240	113
With-profits	30	28,772	21	24	21,435	22	27	23,271	23
Insurance margin	658			472			532
Margin on revenues	1,056			860			965
Expenses:
Acquisition costsnote (i)	(736)	1,943	(38)%	(573)	1,605	(36)%	(644)	1,814	(36)%
Administration expenses	(471)	33,946	(278)	(369)	27,588	(268)	(412)	30,126	(274)
DAC adjustmentsnote (v)	66			51			56
Expected return on shareholder assets	56			39			45
Operating profit based on longer-term investment returns	870			667			752

See notes at the end of this section.

Analysis of Asia operating profit drivers

•	Spread income has increased on a constant exchange rate basis by 19 per cent (AER: 33 per cent) to £108 million in half year 2017, predominantly reflecting the growth of the Asia non-linked policyholder liabilities.
•	Fee income has increased by 12 percent at constant exchange rates (AER: 26 per cent) to £103 million in half year 2017, broadly in line with the increase in movement in average unit-linked liabilities.
•	On a constant exchange rate basis, insurance margin has increased by 24 per cent to £658 million in half year 2017 (AER: 39 per cent), primarily reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products. Insurance margin includes non-recurring items of £66 million (half year 2016: £42 million at AER and £46 million at CER).
•	Margin on revenue has increased by £91 million on a constant exchange rate basis from £965 million in half year 2016 to £1,056 million in half year 2017, primarily reflecting growth of the in-force book and higher regular premium income recognised in the period.
•	Acquisition costs have increased by 14 per cent at constant exchange rates (AER: 28 per cent) to £736 million, compared to the 7 per cent increase in APE sales, resulting in an increase in the acquisition costs ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 65 per cent (half year 2016: 72 per cent at CER), the decrease being the result of product and country mix.
•	Administration expenses have increased by 14 per cent at a constant exchange rate basis (AER: 28 per cent increase) in half year 2017 as the business continues to expand. On a constant exchange rate basis, the administration expense ratio has increased from 274 basis points in half year 2016 to 278 basis points in half year 2017, the result of changes in country and product mix.

Margin analysis of long-term insurance business – US

				US
	Half year 2017			Half year 2016 AER			Half year 2016 CER
							note (iii)
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	401	39,731	202	379	34,886	217	426	39,199	217
Fee income	1,145	123,464	186	878	92,608	190	997	105,791	188
Insurance margin	472			401			456
Expenses:
Acquisition costsnote (i)	(463)	960	(48)%	(412)	782	(53)%	(469)	889	(53)%
Administration expenses	(593)	169,180	(70)	(452)	134,369	(67)	(513)	152,730	(67)
DAC adjustments	117			83			95
Expected return on shareholder assets	-			11			18
Operating profit based on longer-term investment returns	1,079			888			1,010

See notes at the end of this section.

Analysis of US operating profit drivers:

•	Spread income has decreased by 6 per cent at constant exchange rates (AER: increased by 6 per cent) to £401 million in the first half of 2017. The reported spread margin decreased to 202 basis points from 217 basis points in the first half of 2016, due to lower investment yields. Spread income benefited from swap transactions previously entered into to more closely match the asset and liability duration. Excluding this effect, the spread margin would have been 147 basis points (half year 2016 CER: 150 basis points and AER: 151 basis points).
•	Fee income has increased by 15 per cent at constant exchange rates (AER: increased by 30 per cent) to £1,145 million during the first half of 2017, primarily due to higher average separate account balances resulting from positive net cash flows from variable annuity business and market appreciation.
•	Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Insurance margin increased to £472 million in the first half of 2017 compared to £456 million at constant exchange rates at half year 2016. The increase was primarily due to higher income from variable annuity guarantees partially offset by a decline in the contribution from the closed books of business.
•	Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased in absolute terms and as a percentage of APE compared to the first half of 2016 at constant exchange rates. This is due to the continued increase in producers selecting asset-based commissions which are paid upon policy anniversary dates and are treated as an administrative expense in this analysis, rather than front-end commissions and the result of change in product mix.
•	Administration expenses increased to £593 million during the first half of 2017, compared to £513 million for the first half of 2016 at a constant exchange rate (AER: £452 million), primarily as a result of higher asset-based commissions. Excluding these trail commissions, the resulting administration expense ratio would remain flat at 36 basis points (half year 2016: 36 basis points at CER and AER).
•	DAC adjustments increased to £117 million during the first half of 2017, compared to £95 million at a constant exchange rate (AER: £83 million) during the first half of 2016, primarily due to lower DAC amortisation due to higher fund returns.

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	Half year 2017 £m				Half year 2016 AER £m				Half year 2016 CER £m
									note (iii)
		Acquisition costs				Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	1,425			1,425	1,217			1,217	1,384			1,384
Less new business strain		(463)	353	(110)		(412)	320	(92)		(469)	364	(105)
Other DAC adjustments-amortisation of previously deferred acquisition costs:
Normal			(272)	(272)			(266)	(266)			(303)	(303)
Deceleration			36	36			29	29			34	34
Total	1,425	(463)	117	1,079	1,217	(412)	83	888	1,384	(469)	95	1,010

Analysis of operating profit based on longer-term investment returns for US operations by product

	2017 £m	2016 £m		%
	Half year	AER Half year	CER Half year	Half year 2017 vs half year 2016 AER	Half year 2017 vs half year 2016 CER
Spread businessnote (a)	176	154	175	14%	1%
Fee businessnote (b)	852	642	730	33%	17%
Life and other businessnote (c)	51	92	105	(45)%	(51)%
Total insurance operations	1,079	888	1,010	22%	7%
US asset management and broker-dealer	(6)	(12)	(13)	50%	54%
Total US operations	1,073	876	997	22%	8%

The analysis of operating profit based on longer-term investment returns for US operations by product represents the net profit generated by each line of business after allocation of costs. Broadly:

a)	Spread business is the net operating profit for fixed annuity, fixed indexed annuity and guaranteed investment contracts and largely comprises spread income less costs.

b)	Fee business represents profits from variable annuity products. As well as fee income revenue for this product line includes spread income from investments directed to the general account and other variable annuity fees included in insurance margin.

c)	Life and other business includes the profits from the REALIC business and other closed life books. Revenue allocated to this product line includes spread income and premiums and policy charges for life protection, which are included in insurance margin after claim costs. Insurance margin forms the vast majority of revenue.

Margin analysis of long-term insurance business – UK

	UK
	Half year 2017			Half year 2016
	Profit	Average liability	Margin	Profit	Average liability	Margin
		note (iv)	note (ii)		note (iv)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps
Spread income	74	33,807	44	96	32,623	59
Fee income	31	22,518	27	29	21,495	27
With-profits	142	103,929	27	138	92,674	30
Insurance margin	22			25
Margin on revenues	82			86
Expenses:
Acquisition costsnote (i)	(42)	721	(6)%	(42)	593	(7)%
Administration expenses	(67)	56,325	(24)	(58)	54,118	(21)
DAC adjustments	3			(2)
Expected return on shareholders’ assets	47			61
	292			333
Longevity reinsurance and other management actions to improve solvency	188			140
Operating profit based on longer-term investment returns	480			473

Analysis of UK operating profit drivers

–	Spread income has decreased from £96 million in half year 2016 to £74 million in half year 2017 mainly due to lower annuity sales. Spread income has two components:
•	A contribution from new annuity business which was lower at £4 million in half year 2017 compared to £27 million in half year 2016, reflecting our withdrawal from this market.
•	A contribution from in-force annuity and other business, which was broadly in line with last year at £70 million (half year 2016: £69 million), equivalent to 41 basis points of average reserves (half year 2016: 42 basis points).
–	Fee income principally represents asset management fees from unit-linked business, including direct investment only business to group pension schemes, where liability flows are driven by a small number of large single mandate transactions and fee income mostly arise within our UK asset management business. Excluding these schemes, the fee margin on the remaining balance was 40 basis points (half year 2016: 40 basis points).
–	Margin on revenues represents premium charges for expenses of shareholder-backed business and other sundry net income.
–	Acquisition costs incurred were £42 million, equivalent to 6 per cent of total APE sales in half year 2017 (half year 2016: 7 per cent). The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. Acquisition costs as a percentage of shareholder-backed new business sales were 32 per cent in half year 2017 (half year 2016: 33 per cent).
–	The contribution from longevity reinsurance and other management actions to improve solvency during half year 2017 was £188 million (half year 2016: £140 million). Further explanation and analysis is provided in Additional Financial Information section I(d).

Notes on analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

(i)	The ratio for acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. APE is defined under the section ‘EEV Basis, New Business Results and Free Surplus Generation’ in this document.
(ii)	Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. The margin is on an annualised basis in which half year profits are annualised by multiplying by two.
(iii)

The half year 2016 comparative information has been presented at Actual Exchange Rates (AER) and Constant Exchange Rates (CER) so as to eliminate the impact of exchange translation. CER results are calculated by translating prior period results using the current period foreign exchange rates. All CER profit figures have been translated at current period average rates. For Asia CER average liability calculations the policyholder liabilities have been translated using current period opening and closing exchange rates. For the US CER average liability calculations the policyholder liabilities have been translated at the current period month end closing exchange rates.
(iv)	For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the period, as a proxy for average balances throughout the period. The calculation of average liabilities for Jackson is generally derived from month end balances throughout the period as opposed to opening and closing balances only. The average liabilities for fee income in Jackson have been calculated using daily balances instead of month end balances in order to provide a more meaningful analysis of the fee income, which is charged on the daily account balance. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. Average liabilities used to calculate the administration expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson. Average liabilities are adjusted for business acquisitions and disposals in the period.
(v)	The DAC adjustment contains £10 million in respect of joint ventures and associate in half year 2017 (half year 2016: £14 million).
(vi)	Following its sale in May 2017, the half year 2016 comparative operating result has been adjusted to exclude the result attributable to the sold Korean life business. This approach is consistent with that applied at full year 2016.

I(b)	Asia operations – analysis of IFRS operating profit by business unit

Operating profit based on longer-term investment returns for Asia operations are analysed below. The table below presents the half year 2016 results on both actual exchange rates (AER) and constant exchange rates (CER) bases so as to eliminate the impact of exchange translation.

	2017 £m	2016 £m		%
	Half year	AER Half year	CER Half year	Half year 2017 vs half year 2016 AER	Half year 2017 vs half year 2016 CER
Hong Kong	157	96	109	64%	44%
Indonesia	232	193	221	20%	5%
Malaysia	86	71	76	21%	13%
Philippines	21	17	18	24%	17%
Singapore	133	111	125	20%	6%
Thailand	46	39	44	18%	5%
Vietnam	57	44	49	30%	16%
South-east Asia Operations inc. Hong Kong	732	571	642	28%	14%
China	39	20	21	95%	86%
Taiwan	19	13	17	46%	12%
Other	27	23	28	17%	(4)%
Non-recurrent itemsnote (ii)	54	42	46	29%	17%
Total insurance operationsnote (i)	871	669	754	30%	16%
Development expenses	(1)	(2)	(2)	50%	50%
Total long-term business operating profit based on longer-term investment returns	870	667	752	30%	16%
Eastspring Investments	83	61	69	36%	20%
Total Asia operations	953	728	821	31%	16%
*	Following its sale in May 2017, the half year 2016 comparative operating result has been adjusted to exclude the result attributable to the sold Korea life business. This approach is consistent with that applied at full year 2016.

Notes
(i)	Analysis of operating profit between new and in force business
The	result for insurance operations comprises amounts in respect of new business and business in force as follows:

	2017 £m	2016 £m
	Half year	AER Half year	CER Half year
New business strain†	(40)	(17)	(19)
Business in force	857	644	727
Non-recurrent itemsnote (ii)	54	42	46
Total	871	669	754
†	The IFRS new business strain corresponds to approximately (2.0) per cent of new business APE sales for half year 2017 (half year 2016: approximately (1.1) per cent). APE is defined under the section ‘EEV Basis, New Business Results and Free Surplus Generation’ in this document.

The strain represents the pre-tax regulatory basis strain to net worth after IFRS adjustments; for deferral of acquisition costs and deferred income where appropriate.

(ii)	Other non-recurrent items of £54 million in 2017 (half year 2016: £42 million) represent a small number of items.

I(c)	Analysis of asset management operating profit based on longer-term investment returns

	Half year 2017 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	495	205	56	124	880
Performance-related fees	6	3	-	-	9
Operating income(net of commission)note (i)	501	208	56	124	889
Operating expensenote (i)	(261)	(113)	(50)	(130)	(554)
Share of associate’s results	8	-	-	-	8
Group’s share of tax on joint ventures’ operating profit	-	(12)	-	-	(12)
Operating profit/(loss) based on longer-term investment returns	248	83	6	(6)	331
Average funds under management	£267.2bn	£124.9bn
Margin based on operating income*	37bps	33bps
Cost / income ratio**	53%	55%

	Half year 2016 £m
	M&G	Eastspring Investments	Prudential Capital	US	Total
	note (ii)	note (ii)
Operating income before performance-related fees	440	155	61	109	765
Performance-related fees	9	1	-	-	10
Operating income(net of commission)note (i)	449	156	61	109	775
Operating expensenote (i)	(229)	(87)	(48)	(121)	(485)
Share of associate’s results	5	-	-	-	5
Group’s share of tax on joint ventures’ operating profit	-	(8)	-	-	(8)
Operating profit based on longer-term investment returns	225	61	13	(12)	287
Average funds under management	£243.2bn	£102.2bn
Margin based on operating income*	36bps	30bps
Cost / income ratio**	52%	56%

Notes

(i)	Operating income and expense include the Group’s share of contribution from joint ventures (but excludes any contribution from associates). In the income statement as shown in note B2 to the unaudited condensed consolidated interim financial statements, the net post-tax income of the joint ventures and associates is shown as a single item.
(ii)	M&G and Eastspring Investments can be further analysed as follows:

M&G							Eastspring Investments
Operating income before performance-related fees							Operating income before performance-related fees
	Retail	Margin of FUM*	Institu- tional†	Margin of FUM*	Total	Margin of FUM*		Retail	Margin of FUM*	Institu- tional†	Margin of FUM*	Total	Margin of FUM*
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
30 Jun 2017	285	86	210	21	495	37	30 Jun 2017	120	57	85	20	205	33
30 Jun 2016	247	87	193	21	440	36	30 Jun 2016	91	53	64	19	155	30
*	Margin represents operating income before performance related fees as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group’s insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.
**	Cost/income ratio represents cost as a percentage of operating income before performance related fees.
†	Institutional includes internal funds.

I(d)	Contribution to UK life IFRS financial metrics from specific management actions undertaken to position the balance sheet more efficiently under the Solvency II regime

In the first half of 2017, further management actions were taken to improve the solvency of UK insurance operations and to mitigate market risks. These actions included extending the reinsurance of longevity risk to cover a further £0.6 billion of IFRS annuity liabilities. As at 30 June 2017 the total IFRS annuity liabilities subject to longevity reinsurance were £14.8 billion. Management actions also repositioned the fixed income asset portfolio to improve the trade-off between yield and credit risk.

The effect of these actions on the UK’s long term IFRS operating profit based on longer-term investment returns is shown in the tables below.

	IFRS operating profit based on longer-term investment returns of UK long-term business
	Half year 2017	Half year 2016
Shareholder-backed annuity new business:
Retail	4	27
Bulks	-	-
	4	27
In-force business:
Longevity reinsurance transactions	31	66
Other management actions to improve solvency	157	74
Provision for the review of past annuity sales	-	-
	188	140
With-profits and other in-force	288	306
Total Life IFRS operating profit	480	473

II	Other information

II(a)	Funds under management

For our asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are however a driver of profitability. We therefore analyse the movement in the funds under management each period, focusing on those which are external to the Group and those held by the insurance businesses and included on the Group balance sheet. This is analysed below.

(a) Summary

	2017 £bn	2016 £bn
	30 Jun	31 Dec
Business area:
Asia operations	75.8	69.6
US operations	174.6	173.3
UK operations	193.8	185.0
Prudential Group funds under managementnote (i)	444.2	427.9
External funds note (ii)	190.7	171.4
Total funds under management	634.9	599.3

Notes

(i)	Prudential Group funds under management comprise:

	2017 £bn	2016 £bn
	30 Jun	31 Dec
Total financial investments per the consolidated statement of financial position	437.4	421.7
Less: investments in joint ventures and associates accounted for using the equity method	(1.3)	(1.2)
Internally managed funds held in joint ventures	7.7	7.0
Investment properties which are held for sale or occupied by the Group (included in other IFRS captions)	0.4	0.4
Prudential Group funds under management	444.2	427.9

(ii)	External funds shown above as at 30 June 2017 of £190.7 billion (31 December 2016: £171.4 billion) comprise £202.0 billion (31 December 2016: £182.5 billion) of funds managed by M&G and Eastspring Investments as shown in note (b) below less £11.3 billion (31 December 2016: £11.1 billion) that are classified within Prudential Group’s funds.

(b)	Investment products – external funds under management

	Half year 2017 £m			Full year 2016 £m
	Eastspring Investments note	M&G	Group total note	Eastspring Investments note	M&G	Group total note
At beginning of period	45,756	136,763	182,519	36,287	126,405	162,692
Market gross inflows	108,240	22,677	130,917	164,004	22,841	186,845
Redemptions	(105,468)	(15,498)	(120,966)	(161,766)	(30,931)	(192,697)
Market exchange translation and other movements	4,395	5,176	9,571	7,231	18,448	25,679
At end of period	52,923	149,118	202,041	45,756	136,763	182,519

Note

The £202.0 billion (31 December 2016: £182.5 billion) investment products comprise £193.7 billion (31 December 2016: £174.8 billion) plus Asia Money Market Funds of £8.3 billion (31 December 2016: £7.7 billion).

(c)	M&G and Eastspring Investments – total funds under management

	Eastspring Investments note		M&G
	2017 £bn	2016 £bn	2017 £bn	2016 £bn
	30 Jun	31 Dec	30 Jun	31 Dec
External funds under management	52.9	45.7	149.1	136.8
Internal funds under management	77.6	72.2	132.4	128.1
Total funds under management	130.5	117.9	281.5	264.9

Note

The external funds under management for Eastspring Investments include Asia Money Market Funds at 30 June 2017 of £8.3 billion (31 December 2016: £7.7 billion).

II(b)	Solvency II capital position at 30 June 2017

The estimated Group shareholder Solvency II surplus at 30 June 2017 was £12.9 billion, before allowing for payment of the 2017 first interim dividend and after allowing for management’s estimate of transitional measures reflecting operating and market conditions as at 30 June 2017.

	30 Jun	30 Jun	31 Dec
Estimated Group shareholder Solvency II capital position*	2017 £bn	2016 £bn	2016 £bn
Own funds	25.6	21.1	24.8
Solvency capital requirement	12.7	12.0	12.3
Surplus	12.9	9.1	12.5
Solvency ratio	202%	175%	201%
*	The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus. The solvency positions include management’s estimates of UK transitional measures reflecting operating and market conditions at each valuation date.

In accordance with Solvency II requirements, these results allow for:

–	Capital in Jackson in excess of 250 per cent of the US local Risk Based Capital requirement. As agreed with the Prudential Regulation Authority, this is incorporated in the result above as follows:
–	Own funds: represents Jackson’s local US Risk Based available capital less 100 per cent of the US Risk Based Capital requirement (Company Action Level);
–	Solvency Capital Requirement: represents 150 per cent of Jackson’s local US Risk Based Capital requirement (Company Action Level); and
–	No diversification benefits are taken into account between Jackson and the rest of the Group.
–	Matching adjustment for UK annuities and volatility adjustment for US dollar denominated Hong Kong with-profits business, based on approvals from the Prudential Regulation Authority and calibrations published by the European Insurance and Occupational Pensions Authority; and
–	UK transitional measures, which have been recalculated using management’s estimate of the impact of operating and market conditions at the valuation date. The estimated Group shareholder surplus would increase from £12.9 billion to £13.6 billion at 30 June 2017 if the approved regulatory transitional amount was applied instead.

The Group shareholder Solvency II capital position excludes:

–	A portion of Solvency II surplus capital (£1.6 billion at 30 June 2017) relating to the Group’s Asian life operations, including due to ‘contract boundaries’;
–	The contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds in surplus (representing £4.1 billion of surplus capital from UK with-profits funds at 30 June 2017) and from the shareholders’ share of the estate of with-profits funds; and
–	The contribution to Own Funds and the Solvency Capital Requirement from pension funds in surplus.

It also excludes unrealised gains on certain derivative instruments taken out to protect Jackson against declines in long-term interest rates. At Jackson’s request, the Department of Insurance Financial Services renewed its approval to carry these instruments at book value in the local statutory returns for the period 31 December 2016 to 1 October 2017. At 30 June 2017, this approval had the effect of decreasing local statutory capital and surplus (and by extension Solvency II Own Funds and Solvency II surplus) by £0.4 billion, net of tax. This arrangement reflects an elective longstanding practice first put in place in 2009, which can be unwound at Jackson’s discretion.

The 30 June 2017 Solvency II results above allow for the completion of the sale of the Korea life business in the first half of 2017.

Further information on the Solvency II capital position for the Group and The Prudential Assurance Company Limited is published annually in the Solvency and Financial Condition Reports. These were last published on the Group’s website on 18 May 2017.

Analysis of movement in Group capital position

A summary of the estimated movement in Group Solvency II surplus from £12.5 billion at year end 2016 to £12.9 billion at half year 2017 is set out in the table below. The movement from the Group Solvency II surplus at 31 December 2015 to the Solvency II surplus at 30 June 2016 and 31 December 2016 is included for comparison.

Analysis of movement in Group shareholder surplus	Half year 2017 £bn	Half year 2016 £bn	Full year 2016 £bn
	Surplus	Surplus	Surplus
Estimated Solvency II surplus at 1 January 2017 / 1 January 2016	12.5	9.7	9.7
Underlying operating experience	1.5	1.0	2.3
Management actions	0.2	0.2	0.4
Operating experience	1.7	1.2	2.7
Non-operating experience (including market movements)	0.0	(2.4)	(1.1)

Other capital movements
Subordinated debt issuance	-	0.7	1.2
Foreign currency translation impacts	(0.5)	0.9	1.6
Dividends paid	(0.8)	(0.9)	(1.3)
Model changes	0.0	(0.1)	(0.3)

Estimated Solvency II surplus at end period	12.9	9.1	12.5

The estimated movement in Group Solvency II surplus in the first half of 2017 is driven by:

–	Operating experience of £1.7 billion: generated by in-force business and new business written in 2017, after allowing for amortisation of the UK transitional and the impact of one-off management optimisations implemented over the period;
–	Non-operating experience: has been neutral overall during the first half of 2017, after allowing for the recalculation of the UK transitional at the valuation date; and
–	Other capital movements: comprising a loss from foreign currency translation in the first half of 2017 and a reduction in surplus from payment of dividends.

Analysis of Group Solvency Capital Requirements

The split of the Group’s estimated Solvency Capital Requirement by risk type including the capital requirements in respect of Jackson’s risk exposures based on 150 per cent of US Risk Based Capital requirements (Company Action Level) but with no diversification between Jackson and the rest of the Group, is as follows:

	30 Jun 2017		31 Dec 2016
Split of the Group’s estimated Solvency Capital Requirements	% of undiversified Solvency Capital Requirements	% of diversified Solvency Capital Requirements	% of undiversified Solvency Capital Requirements	% of diversified Solvency Capital Requirements
Market	56%	71%	55%	68%
Equity	13%	21%	12%	19%
Credit	25%	40%	25%	41%
Yields (interest rates)	14%	8%	13%	7%
Other	4%	2%	5%	1%
Insurance	27%	21%	28%	23%
Mortality/morbidity	5%	2%	5%	2%
Lapse	16%	17%	16%	19%
Longevity	6%	2%	7%	2%
Operational/expense	10%	6%	11%	7%
FX translation	7%	2%	6%	2%

Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds

Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds	30 Jun 2017 £bn	30 Jun 2016 £bn	31 Dec 2016 £bn
IFRS shareholders’ equity	15.4	14.6	14.7
Restate US insurance entities from IFRS onto local US statutory basis	(2.6)	(3.1)	(2.2)
Remove DAC, goodwill and intangibles	(3.9)	(3.9)	(3.8)
Add subordinated debt	6.1	5.7	6.3
Impact of risk margin (net of transitionals)	(3.6)	(3.3)	(3.4)
Add value of shareholder transfers	4.6	3.1	4.0
Liability valuation differences	10.7	9.7	10.5
Increase in value of net deferred tax liabilities (resulting from valuation differences above)	(1.4)	(1.2)	(1.3)
Other	0.3	(0.5)	0.0
Estimated Solvency II Shareholder Own Funds	25.6	21.1	24.8

The key items of the reconciliation as at 30 June 2017 are:

–	£(2.6) billion represents the adjustment required to the Group’s shareholders’ funds in order to convert Jackson’s contribution from an IFRS basis to the local statutory valuation basis. This item also reflects a derecognition of Own Funds of £0.8 billion, equivalent to the value of 100 per cent of Risk Based Capital requirements (Company Action Level), as agreed with the Prudential Regulation Authority;
–	£(3.9) billion due to the removal of DAC, goodwill and intangibles from the IFRS balance sheet;
–	£6.1 billion due to the addition of subordinated debt which is treated as available capital under Solvency II but as a liability under IFRS;
–	£(3.6) billion due to the inclusion of a risk margin for UK and Asia non-hedgeable risks, net of £2.1 billion from transitional measures (after recalculation for management’s estimate of the impact of operating and market conditions on the UK transitional as at 30 June 2017), all of which are not applicable under IFRS;
–	£4.6 billion due to the inclusion of the value of future shareholder transfers from with-profits business (excluding the shareholders’ share of the with-profits estate, for which no credit is given under Solvency II), which is excluded from the determination of the Group’s IFRS shareholders’ funds;
–	£10.7 billion due to differences in insurance valuation requirements between Solvency II and IFRS, with Solvency II Own Funds partially capturing the value of in-force business which is excluded from IFRS;
–	£(1.4) billion due to the impact on the valuation of deferred tax assets and liabilities resulting from the other valuation differences noted above; and
–	£0.3 billion due to other items, including the impact of revaluing loans, borrowings and debt from IFRS to Solvency II.

Sensitivity analysis

The estimated sensitivity of the Group shareholder Solvency II capital position to significant changes in market conditions is as follows:

Impact of market sensitivities	30 Jun 2017		31 Dec 2016
	Surplus £bn	Ratio	Surplus £bn	Ratio
Base position	12.9	202%	12.5	201%
Impact of:
20% instantaneous fall in equity markets	0.1	4%	0.0	3%
40% fall in equity markets[1]	(1.2)	(3)%	(1.5)	(7)%
50 basis points reduction in interest rates[2,3]	(0.4)	(9)%	(0.6)	(9)%
100 basis points increase in interest rates[3]	0.9	18%	1.0	13%
100 basis points increase in credit spreads[4]	(1.1)	(3)%	(1.1)	(3)%
1	Where hedges are dynamic, rebalancing is allowed for by assuming an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period.
2	Subject to a floor of zero.
3	Allowing for further transitional recalculation after the interest rate stress.
4	US Risk Based Capital solvency position included using a stress of 10 times expected credit defaults.

The Group is positioned to withstand significant deteriorations in market conditions and we continue to use market hedges to manage some of this exposure across the Group, where we believe the benefit of the protection outweighs the cost. The sensitivity analysis above allows for predetermined management actions and those taken to date, but does not reflect all possible management actions which could be taken in the future.

UK Solvency II capital position1, 2

On the same basis as above, the estimated UK shareholder Solvency II surplus at 30 June 2017 was £5.3 billion, after allowing for management’s estimate of transitional measures reflecting operating and market conditions as at 30 June 2017. This relates to shareholder-backed business including future with-profits shareholder transfers, but excludes the shareholders’ share of the estate in line with Solvency II requirements.

Estimated UK shareholder Solvency II capital position*	30 Jun 2017 £bn	30 Jun 2016 £bn	31 Dec 2016 £bn
Own funds	13.0	10.6	12.0
Solvency capital requirement	7.7	7.7	7.4
Surplus	5.3	2.9	4.6
Solvency ratio	168%	138%	163%
*	The UK shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced With-Profit Funds and staff pension schemes in surplus. The solvency positions include management’s estimate of UK transitional measures reflecting operating and market conditions at each valuation date. The estimated UK shareholder surplus would increase from £5.3 billion to £6.0 billion at 30 June 2017 if the approved regulatory transitional amount was applied instead.

While the surplus position of the UK with-profits funds remains strong on a Solvency II basis, it is ring-fenced from the shareholder balance sheet and is therefore excluded from both the Group and the UK shareholder Solvency II surplus results. The estimated UK with-profits funds Solvency II surplus at 30 June 2017 was £4.1 billion, after allowing for management’s estimate of transitional measures reflecting operating and market conditions as at 30 June 2017.

Estimated UK with-profits Solvency II capital position	30 Jun 2017 £bn	30 Jun 2016 £bn	31 Dec 2016 £bn
Own funds	8.6	8.2	8.4
Solvency capital requirement	4.5	4.7	4.7
Surplus	4.1	3.5	3.7
Solvency ratio	192%	176%	179%

Reconciliation of UK with-profits IFRS unallocated surplus to Solvency II Own Funds2

A reconciliation between the IFRS unallocated surplus and Solvency II Own Funds for UK with-profits business is as follows:

Reconciliation of UK with-profits funds	30 Jun 2017 £bn	30 Jun 2016 £bn	31 Dec 2016 £bn
IFRS unallocated surplus of UK with-profits funds	12.1	11.2	11.7
Adjustments from IFRS basis to Solvency II:
Value of shareholder transfers	(2.5)	(1.9)	(2.3)
Risk margin (net of transitional)	(0.6)	(0.7)	(0.7)
Other valuation differences	(0.4)	(0.4)	(0.3)
Estimated Solvency II Own Funds	8.6	8.2	8.4

Notes:

1	The UK shareholder capital position represents the consolidated capital position of the shareholder funds of The Prudential Assurance Company Ltd (‘PAC’) and all its subsidiaries.
2	The UK with-profits capital position includes the PAC with-profits sub-fund, the Scottish Amicable Insurance Fund and the Defined Charge Participating Sub-Fund.

II(c) Foreign currency source of key metrics

The table below shows the Group’s key IFRS metrics analysis by contribution by currency group:

	Pre-tax operating profit %	Shareholders’ funds %
	notes (2)(3)(4)	notes (2)(3)(4)
US dollar linkednote(1)	22%	21%
Other Asia currencies	18%	15%
Total Asia	40%	36%
UK sterlingnotes (3)(4)	14%	52%
US dollarnote (4)	46%	12%
Total	100%	100%

Notes

(1)	US dollar linked comprise the Hong Kong and Vietnam operations where the currencies are pegged to the US dollar and the Malaysia and Singapore operations where the currencies are managed against a basket of currencies including the US dollar.
(2)	Includes long-term, asset management business and other businesses.
(3)	For operating profit and shareholders’ funds, UK sterling includes amounts in respect of UK insurance operations, M&G and central operations. Operating profit for central operations includes amounts for corporate expenditure for Group Head Office as well as Asia Regional Head Office which is incurred in HK dollars.
(4)	For shareholders’ funds, the US dollar grouping includes US dollar denominated core structural borrowings. Sterling operating profits include all interest payable as sterling denominated, reflecting interest rate currency swaps in place.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 10 August 2017	PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ MARK FITZPATRICK
Name: Mark FitzPatrick
Title: Chief Financial Officer